Exhibit 99.1
TELEVISAUNIVISION, INC. AND SUBSIDIARIES 2023 Year End Financial Information Exhibit 99.1

TELEVISAUNIVISION, INC. AND SUBSIDIARIES INDEX Page Financial Information: Report of Independent Auditors................................................................................................................................. 3 Consolidated Balance Sheets at December 31, 2023 and December 31, 2022.......................................................... 5 Consolidated Statements of Operations for the years ended December 31, 2023 and December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity) and from January 1, 2021 through May 17, 2021 (Predecessor entity) ...................................... 6 Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2023 and December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity) and from January 1, 2021 through May 17, 2021 (Predecessor entity)......................................................................................................................................................................... 7 Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity for the years ended December 31, 2023 and December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity) and from January 1, 2021 through May 17, 2021 (Predecessor entity)...................................................................................................... 8 Consolidated Statements of Cash Flows for the years ended December 31, 2023 and December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity) and from January 1, 2021 through May 17, 2021 (Predecessor entity)....................................... 9 Notes to Consolidated Financial Statements.............................................................................................................. 10 2

A member firm of Ernst & Young Global Limited Ernst & Young LLP 1 Manhattan West Ave New York, NY 10001-2177 Tel: +1 212 773 3000 Fax: +1 212 773 6350 ey.com Report of Independent Auditors Board of Directors and Stockholders of TelevisaUnivision, Inc. and subsidiaries Opinion We have audited the consolidated financial statements of TelevisaUnivision, Inc. and subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022 (Successor entity), and the related consolidated statements of operations, comprehensive (loss) income, changes in redeemable convertible preferred stock and stockholder’s equity and cash flows for the year ended December 31, 2023 (Successor entity), for the year ended December 31, 2022 (Successor entity), and the periods from January 1, 2021 through May 17, 2021 (Successor entity) and May 18, 2021 through December 31, 2021 (Successor entity), and the period from January 1, 2021 through May 17, 2021 (Predecessor entity), and the related notes (collectively referred to as the “financial statements”). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022 (Successor entity), and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022 (Successor entity) and the periods from January 1, 2021 through May 17, 2021 (Successor entity) and May 18, 2021 through December 31, 2021 (Successor entity), and the period from January 1, 2021 through May 17, 2021 (Predecessor entity) in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Financial Statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with GAAS, we:  Exercise professional judgment and maintain professional skepticism throughout the audit.  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. 3

 Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.  Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.  Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit. April 15, 2024 4

TELEVISAUNIVISION, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except share and per-share data) December 31, 2023 December 31, 2022 (Successor entity) (Successor entity) ASSETS Current assets: Cash and cash equivalents.......................................................................................................................... $ 220,900 $ 538,600 Accounts receivable, net ........................................................................................................................... 1,160,600 971,200 Program rights and prepayments................................................................................................................ 116,000 68,800 Income taxes............................................................................................................................................... 216,300 143,100 Prepaid expenses and other........................................................................................................................ 327,900 327,400 Total current assets ............................................................................................................................... 2,041,700 2,049,100 Property and equipment, net............................................................................................................................ 1,202,600 1,113,000 Intangible assets, net........................................................................................................................................ 6,234,600 6,579,200 Goodwill.......................................................................................................................................................... 5,911,200 6,319,800 Program rights and prepayments..................................................................................................................... 1,165,400 731,500 Investments...................................................................................................................................................... 279,300 239,100 Operating lease right-of-use assets.................................................................................................................. 136,500 176,000 Deferred tax assets........................................................................................................................................... 248,500 131,300 Other assets...................................................................................................................................................... 106,100 155,400 Total assets ...................................................................................................................................................... $ 17,325,900 $ 17,494,400 LIABILITIES, REDEEMABLE CONVERTIBLE STOCK AND STOCKHOLDERS’ EQUITY Current liabilities:............................................................................................................................................ Accounts payable and accrued liabilities................................................................................................... $ 1,153,100 $ 1,041,200 Deferred revenue ....................................................................................................................................... 284,100 204,100 Current operating lease liabilities.............................................................................................................. 34,700 45,900 Current portion of long-term debt and finance lease obligations.............................................................. 308,500 113,800 Total current liabilities......................................................................................................................... 1,780,400 1,405,000 Long-term debt and finance lease obligations................................................................................................. 9,571,100 9,911,400 Deferred tax liabilities, net .............................................................................................................................. 818,900 818,800 Deferred revenue ............................................................................................................................................. 78,300 70,800 Noncurrent operating lease liabilities.............................................................................................................. 126,300 171,800 Other long-term liabilities ............................................................................................................................... 289,100 186,500 Total liabilities................................................................................................................................................. 12,664,100 12,564,300 Redeemable Convertible Preferred Stock: ...................................................................................................... Series A Preferred Stock, par value $1,000 per share, 500,000 authorized and none issued at December 31, 2023 and 2022..................................................................................................................... $ — $ — Series B Preferred Stock, par value $1,000 per share, 750,000 authorized and issued at December 31, 2023 and 2022 ............................................................................................................................................ 852,600 852,600 Series C Preferred Stock, par value $1,000 per share, 1,008,640 authorized and 1,008,014 issued at December 31, 2023 and 2022..................................................................................................................... 1,007,100 1,007,100 Stockholders’ equity:....................................................................................................................................... Class A Common Stock, par value $0.001 per share, 50,000,000 authorized and 19,984,500 issued at December 31, 2023 and 19,564,852 issued at December 31, 2022............................................................. — — Class C Subordinated Common Stock, par value $.001 per share, 5,000,000 authorized and 842,128 issued at December 31, 2023 and 2022 ....................................................................................................... — — Additional paid-in-capital................................................................................................................................ 3,462,800 3,417,400 Treasury stock, at cost: 128,004 shares........................................................................................................... (9,600) (9,600) Accumulated deficit......................................................................................................................................... (1,676,900) (822,900) Accumulated other comprehensive income..................................................................................................... 1,025,800 485,500 Total stockholders’ equity ............................................................................................................................... 2,802,100 3,070,400 Total liabilities, redeemable convertible preferred stock, and stockholders’ equity....................................... $ 17,325,900 $ 17,494,400 See Notes to Consolidated Financial Statements. 5

TELEVISAUNIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands) Successor entity Predecessor entity Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 Period from January 1, 2021 through May 17, 2021 Revenue .................................................................. $ 4,928,000 $ 4,625,900 $ 1,864,100 $ — $ 976,900 Direct operating expenses....................................... 1,914,900 1,751,100 718,200 — 377,000 Selling, general and administrative expenses......... 1,496,100 1,359,500 534,500 — 230,300 Impairment loss...................................................... 1,011,800 1,663,200 9,300 — 92,900 Restructuring, severance and related charges......... 53,400 68,500 59,300 — 7,600 Depreciation and amortization................................ 570,700 524,300 198,600 — 52,900 (Gain) loss on dispositions ..................................... (27,500) (40,600) 900 — 500 Operating (loss) income.......................................... (91,400) (700,100) 343,300 — 215,700 Other expense (income): Interest expense................................................. 680,400 572,200 252,100 — 167,400 Interest income .................................................. (19,800) (11,400) (400) — — Amortization of deferred financing costs.......... 15,400 12,600 2,600 — 6,200 (Gain) loss on refinancing of debt..................... (6,900) (5,400) 4,100 — — Loss (gain) on investments................................ 51,800 41,300 (23,400) (637,000) (16,000) Other, net........................................................... 8,200 65,700 13,900 — 4,000 (Loss) income before income taxes........................ (820,500) (1,375,100) 94,400 637,000 54,100 Provision for income taxes..................................... 33,500 167,100 8,900 3,200 5,900 Net (loss) income attributable to Successor/ Predecessor entity............................................... $ (854,000) $ (1,542,200) $ 85,500 $ 633,800 $ 48,200 See Notes to Consolidated Financial Statements. 6

TELEVISAUNIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (In thousands) Successor entity Predecessor entity Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 Period from January 1, 2021 through May 17, 2021 Net (loss) income.................................................... $ (854,000) $ (1,542,200) $ 85,500 $ 633,800 $ 48,200 Other comprehensive income (loss), net of tax: Unrealized (loss) gain on hedging activities....... (37,200) 165,000 32,100 — 16,900 Reclassification of hedging activities................. (17,400) (17,300) (15,700) — — Unrealized (loss) gain on pension activities, net of taxes................................................................ (9,100) 7,800 — — — Amortization of unrealized gain on pension activities, net of taxes......................................... (1,300) — — — — Currency translation adjustment......................... 605,300 313,900 (300) — (100) Other comprehensive income ................................. 540,300 469,400 16,100 — 16,800 Comprehensive (loss) income attributable to Successor/Predecessor entity.................................. $ (313,700) $ (1,072,800) $ 101,600 $ 633,800 $ 65,000 See Notes to Consolidated Financial Statements. 7

TELEVISAUNIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (In thousands) Univision Holdings, Inc. and Subsidiaries Stockholders’ Equity (Predecessor entity) Redeemable Convertible Preferred Stock Common Stock Additional Paid-in-Capital Retained Earnings (Accumulated Deficit) Accumulated Other Comprehensive (Loss) Income Total Shares '000 Amount Shares '000 Amount Predecessor Balance, December 31, 2020....................... 100 $ 100,000 14,036 $ — $ 5,443,900 $ (4,960,500) $ (158,200) $ 325,200 Net income ...................................................................... — — — — — 48,200 — 48,200 Other comprehensive income .......................................... — — — — — — 16,800 16,800 Net share settlement on equity awards to employees...... — — — — (800) — — (800) Share-Based compensation.............................................. — — — — 4,000 — — 4,000 Predecessor Balance, May 17, 2021................................ 100 $ 100,000 14,036 $ — $ 5,447,100 $ (4,912,300) $ (141,400) $ 393,400 TelevisaUnivision, Inc. (formerly known as Univision Holdings II, Inc.) and Subsidiaries Stockholders’ Equity (Successor entity) Redeemable Convertible Preferred Stock Common Stock Additional Paid-in-Capital Treasury Stock Retained Earnings (Accumulated Deficit) Accumulated Other Comprehensive (Loss) Income Total Shares '000 Amount Shares '000 Amount Successor Balance, January 1, 2021...... 100 $ 100,000 4,167 $ — $ 215,300 $ — $ — $ — $ 215,300 Net income............................................. — — — — — — 633,800 — 633,800 Successor Balance, May 18, 2021......... 100 $ 100,000 4,167 $ — $ 215,300 $ — $ 633,800 $ — $ 849,100 Issuance of equity consideration due to UH Holdco Business Combination ....... — 269,400 10,028 — 2,024,200 — — — 2,024,200 Share-based awards assumed due to UH Holdco Business Combination ....... — — — — 5,400 — — — 5,400 Net income............................................. — — — — — — 85,500 — 85,500 Other comprehensive income................ — — — — — — — 16,100 16,100 Repurchase of common stock................ — — (7) — (1,000) — — — (1,000) Net share settlement on equity awards to employees..................................... — — — — (3,200) — — — (3,200) Share-Based compensation.................... — — 37 — 23,000 — — — 23,000 Successor Balance, December 31, 2021 100 $ 369,400 14,225 $ — $ 2,263,700 $ — $ 719,300 $ 16,100 $ 2,999,100 Net loss.................................................. — — — — — — (1,542,200) — (1,542,200) Other comprehensive income................ — — — — — — — 469,400 469,400 Equity issuance to effectuate the TelevisaUnivision transaction........... — — 3,590 — 742,600 — — — 742,600 Conversion of preferred shares into common shares ................................. (100) (369,400) 1,845 — 369,400 — — — 369,400 Issuance of series B preferred stock ...... 750 852,600 — — — — — — — — Issuance of series C preferred stock ...... 1,008 1,007,100 — — — — — — — Repurchase of common stock................ — — (128) — (3,700) (9,600) — — (13,300) Net share settlement on equity awards to employees..................................... — — — — (4,100) — — — (4,100) Share-Based compensation.................... — — 33 — 86,000 — — — 86,000 Dividend payments................................ — — — — (37,800) — — — (37,800) Capital contribution............................... — — — — 1,300 — — — 1,300 Successor Balance, December 31, 2022 1,758 $ 1,859,700 19,565 $ — $ 3,417,400 $ (9,600) $ (822,900) $ 485,500 $ 3,070,400 Net loss.................................................. — — — — — — (854,000) — (854,000) Other comprehensive income................ — — — — — — — 540,300 540,300 Issuance of common stock..................... — — 147 — — — — — — Net share settlement on equity awards to employees..................................... — — 272 — — — — — — Share-Based compensation.................... — — — — 87,800 — — 87,800 Dividend on behalf of TelevisaUnivision, Inc...................... — — — — (42,400) — — (42,400) Successor Balance, December 31, 2023 1,758 $ 1,859,700 19,985 $ — $ 3,462,800 $ (9,600) $ (1,676,900) $ 1,025,800 $ 2,802,100 See Notes to Consolidated Financial Statements. 8

TELEVISAUNIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) Successor entity Predecessor entity Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 Period from January 1, 2021 through May 17, 2021 Cash flows from operating activities: Net (loss) income ............................................................................. $ (854,000) $ (1,542,200) $ 85,500 $ 633,800 $ 48,200 Adjustments to reconcile net (loss) income to net cash provided by operating activities: Depreciation.................................................................................. 223,300 197,300 60,100 — 31,000 Amortization of intangible assets.................................................. 347,400 327,000 138,500 — 21,900 Amortization of deferred financing costs...................................... 15,400 12,600 2,600 — 6,200 Amortization of program rights and prepayments........................ 889,300 909,400 171,800 — 69,600 Deferred income taxes .................................................................. (81,800) 45,200 (200) 3,200 (2,600) Non-cash deferred advertising commitments ............................... (37,300) (27,400) (38,100) — (17,500) Impairment loss............................................................................. 1,011,800 1,663,200 9,300 — 92,900 Debt extinguishment expense ....................................................... — 17,600 4,100 — — Share-based compensation............................................................ 87,800 87,500 23,000 — 4,000 (Gain) loss on dispositions............................................................ (27,500) (40,600) 900 — 500 Other non-cash items .................................................................... 12,900 (24,800) (63,200) (637,000) (16,100) Changes in assets and liabilities:................................................... Accounts receivable, net........................................................... (181,300) 88,900 (104,200) — 67,000 Program rights and prepayments.............................................. (1,345,100) (1,049,800) (186,800) — (76,400) Prepaid expenses and other ...................................................... (42,000) (15,900) (49,800) — (4,800) Accounts payable and accrued liabilities.................................. (21,100) 10,900 131,600 — (42,500) Deferred revenue ...................................................................... 75,200 (318,300) (6,100) — (2,100) Other long-term liabilities........................................................ 40,500 (17,500) (14,900) — 6,500 Other assets............................................................................... (10,500) (5,500) (2,700) — 22,900 Net cash provided by operating activities............................................. 103,000 317,600 161,400 — 208,700 Cash flows from investing activities: Capital expenditures......................................................................... (168,400) (133,700) (29,700) — (12,500) Proceeds on sale of investments and other assets............................ 1,200 60,000 — — 34,200 Investments and other acquisitions, net of cash acquired ................ (67,400) (43,000) (2,000) — (31,300) Acquisition of businesses, net of cash acquired............................... 100 (3,202,900) — — — Net cash used in investing activities..................................................... (234,500) (3,319,600) (31,700) — (9,600) Cash flows from financing activities: Proceeds from issuance of long-term debt....................................... 1,503,500 2,937,300 3,013,800 — — Proceeds from revolving debt .......................................................... — — 107,100 — — Payments of long-term debt and finance leases............................... (1,708,600) (1,969,800) (1,977,700) — (54,500) Payments of revolving debt.............................................................. — — (117,100) — (63,200) Payments of financing fees.............................................................. (14,200) (83,300) (36,100) — — Proceeds from (payments of) swap interest..................................... 70,600 (9,900) (9,700) — — Dividend payments .......................................................................... (42,400) (37,800) — — — Repurchase of common stock .......................................................... — (13,300) (1,000) — — Tax payment related to net share settlement.................................... — (4,100) (3,200) — (800) Proceeds from stock options exercised ........................................... — 300 — — — Capital contribution, net of fees....................................................... — 1,002,400 8,300 — — Net cash provided by (used in) financing activities............................. (191,100) 1,821,800 984,400 — (118,500) Net (decrease) increase in cash, cash equivalents, and restricted cash. (322,600) (1,180,200) 1,114,100 — 80,600 Effect of exchange rate changes on cash, cash equivalents, and restricted cash ....................................................................................... 4,900 5,300 — — — Cash, cash equivalents, and restricted cash, beginning of period......... 545,200 1,720,100 606,000 — 525,400 Cash, cash equivalents, and restricted cash, end of period................... $ 227,500 $ 545,200 $ 1,720,100 $ — $ 606,000 Supplemental disclosure of cash flow information: Interest paid...................................................................................... $ 691,700 $ 590,400 $ 315,600 $ — $ 131,800 Income taxes paid............................................................................. $ 165,300 $ 206,300 $ 4,400 $ — $ 3,100 Finance lease obligations incurred to acquire assets........................ $ 8,800 $ 1,800 $ — $ — $ 2,300 See Notes to Consolidated Financial Statements. 9

TELEVISAUNIVISION, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (Dollars in thousands, except share and per-share data, unless otherwise indicated) 1. Company Background Nature of operations—TelevisaUnivision, Inc. (“TelevisaUnivision”), (formerly known as Univision Holdings II, Inc. (“UH Holdco”) or Searchlight III UTD L.P. (“Searchlight”)) is a holding company and the ultimate parent of Univision Communications Inc. Searchlight was originally formed on February 19, 2020 and held a 26.04% equity investment in Univision Holdings, Inc. (“UHI”). Effective May 18, 2021, UH Holdco became the owner of 100% of the issued and outstanding capital stock of UHI, (see “May 18, 2021 Reorganization Transaction” below). UHI owns Broadcast Media Partners Holdings, Inc. (“Broadcast Holdings”) which owns Univision Communications Inc. (together with its subsidiaries, collectively referred to herein as “UCI”). UH Holdco was renamed TelevisaUnivision upon the completion of the TelevisaUnivision Transaction (see “TelevisaUnivision Transaction” below). TelevisaUnivision together with its subsidiaries, are collectively referred to herein as the “Company”, except where the context indicates otherwise. As the leading Spanish-language media and content company in the world, TelevisaUnivision features the largest Spanish-language library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms. The Company’s linear networks include the top-rated broadcast networks Univision and UniMás in the U.S. and Las Estrellas and Canal 5 in Mexico. TelevisaUnivision is home to 38 Spanish- language cable networks, including Galavisión and TUDN, the No. 1 Spanish-language sports network in the U.S. and Mexico. With the most compelling portfolio of Spanish-language sports rights in the world, TelevisaUnivision has solidified itself as the home of soccer. TelevisaUnivision also owns and manages 59 television stations across the U.S. and four broadcast channels in Mexico, which are affiliated with 265 television stations and Videocine studio. TelevisaUnivision is home to premium streaming services ViX, which host over 50,000 hours of high—quality, original Spanish-language programming from distinguished producers and top talent. The Company’s prominent digital assets include Univision.com, Univision NOW, and several top-rated digital apps. The Radio operations, known as the Uforia Audio Network, the Home of Latin Music, which encompasses 34 owned or operated U.S. radio stations, a live event series and a robust digital audio footprint. Additionally, the Company incurs corporate expenses separately from the linear/ digital and radio operation which include general corporate overhead and unallocated, shared company expenses related to human resources, finance, legal and executive services, which are centrally managed and support the Company’s operating and financing activities. Unallocated assets include the retained interest in the Company’s accounts receivable facility, fixed assets and deferred financing costs that are not allocated to the segment. TelevisaUnivision Transaction—On January 31, 2022 Grupo Televisa, S.A.B (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) and UH Holdco announced the completion of the transaction between Televisa’s media content and production assets and UCI (the “TelevisaUnivision Transaction”). The combined new company, which was named TelevisaUnivision, Inc., created the world’s leading Spanish-language media and content company. TelevisaUnivision produces and delivers premium content for its own platforms and for others, while also providing innovative solutions for advertisers and distributors globally. As a result of the TelevisaUnivision Transaction, TelevisaUnivision reaches nearly 60% of the respective TV audiences in both the U.S. and Mexico. Across television, digital, streaming, and audio, the Company reaches over 100 million Spanish speakers every day, holding leading positions in both markets. See Note 3. TelevisaUnivision Transaction. May 18, 2021 Reorganization Transaction—On May 18, 2021, UH Holdco became the owner of 100% of the issued and outstanding capital stock of UHI through a series of transactions pursuant to the Reorganization Agreement, dated as of March 12, 2021, (the “Reorganization”). Prior to the Reorganization, UH Holdco (formerly known as Searchlight) held a non-controlling interest in UHI. Upon consummation of the Reorganization, Searchlight was converted into a Delaware corporation named Univision Holdings II, Inc. (which was subsequently re-named TelevisaUnivision, Inc. at the closing of the TelevisaUnivision Transaction. Pursuant to the Reorganization, the following transactions, among others, were effected contemporaneously: • the existing stockholders of UHI (other than UH Holdco) exchanged their shares of UHI for the same number and class of shares of UH Holdco; • the existing parent of UH Holdco converted its equity interests into the same number and class of shares of UH Holdco; and • UH Holdco issued shares of common stock for aggregate consideration of $8.3 million to a new investor, which common stock represented approximately 1.1% of the issued and outstanding stock of UH Holdco, on a undiluted basis. The Reorganization required Federal Communications Commission approval and was effectuated primarily to (i) prepare for the TelevisaUnivision Transaction and other potential strategic transactions, (ii) facilitate a new investment in UH Holdco and (iii) allow Televisa to recognize significant capital tax losses. Through the Reorganization, UH Holdco acquired a controlling financial 10 interest in UHI. As a result, the Reorganization was accounted for under Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) (“UH Holdco Business Combination”). See Note 4. Acquisition of UHI Pursuant to the Reorganization, UH Holdco’s stockholders adopted a certificate of incorporation and UH Holdco adopted a certificate of designations, powers, preferences and rights that together provided for, among other things, the authorization of 50,000,000 shares of Class A common stock, 50,000,000 shares of Class B common stock, 5,000,000 shares of Class C subordinated common stock (which was subdivided into four sub-classes) and 500,000 shares of preferred stock (of which 100,000 shares were designated as Series A preferred stock). Immediately following the Reorganization, the issued and outstanding capital stock of the Company consisted of Class A common stock, Class C subordinated common stock and Series A preferred stock. On January 31, 2022, the Series A preferred stock was converted into 1,845,293 Class A common stock. Radio Stations Sale - On June 3, 2022, the Company entered into an agreement to sell 18 non-strategic radio stations. On December 30, 2022, the Company completed the sale of 17 non-strategic radio stations. The Company recorded a gain of $28.3 million in “Other, net” within the consolidated statements of operations for the year ended December 31, 2022. 2. Summary of Significant Accounting Policies Basis of presentation—The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. Predecessor and Successor Reporting—On May 18, 2021, the Company consummated the acquisition of all outstanding and issued equity interests of UHI, pursuant to the Reorganization, which resulted in the Company owning 100% of UHI and its wholly owned subsidiaries. The UH Holdco Business Combination is accounted for under the scope of ASC 805, in which UH Holdco was deemed to be the accounting acquirer. Due to the primary activity for the acquirer prior to the acquisition being limited to a step-up gain and equity earnings in UHI, UHI is deemed the “Predecessor”. Accordingly, the business combination is accounted for using the acquisition method, which requires the Company to record the fair value of assets acquired and liabilities assumed from UHI. See Note 1. Company Background and Note 4. Acquisition of UHI. The financial statements separate the Company’s presentation into distinct periods between the Successor entity (TelevisaUnivision) and the Predecessor entity (UHI). Due to the significance of remeasuring the Company’s prior equity interest in UHI held before the UH Holdco Business Combination (See Note 4. Acquisition of UHI) we have presented a stub period statement of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for the period prior to the consummation of the UH Holdco Business Combination (January 1, 2021 to May 17, 2021) and a stub period statement of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for the periods on or after May 18, 2021, after the consummation of the UH Holdco Business Combination. As a result of the application of the acquisition method of accounting under the scope of ASC 805 as of the closing of the UH Holdco Business Combination, the financial statements for Predecessor entity and for the Successor entity are presented on a different basis of accounting and are, therefore not comparable. Principles of consolidation—The consolidated financial statements include the accounts and operations of the Company and its majority owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated. Non-controlling interests have been recognized where a controlling interest exists, but the Company owns less than 100% of the controlled entity. Non-controlling interest is recorded for the portion of an investment's equity which is not controlled by the Company. The Company has consolidated the special purpose entities associated with its accounts receivable facility (see Note 16. Debt). This determination was based on the fact that these special purpose entities lack sufficient equity to finance their activities without additional support from the Company and, additionally, that the Company retains the risks and rewards of their activities. The consolidation of these special purpose entities does not have a significant impact on the Company’s consolidated financial statements. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. Under the equity method of accounting, the Company’s share of the earnings and losses of these companies is included in “Other, net” in the accompanying consolidated statements of operations. For equity investments which are not accounted for under the equity method, the Company measures these investments at fair value, with changes in fair value recognized in earnings. The Company holds equity positions in several small early-stage entities which may not have readily determinable fair values. For such securities, the Company utilizes the measurement alternative to carry these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. A security will be considered identical or similar if it has identical or similar rights to the equity securities held by the Company. The Company reviews its investments in equity securities without readily determinable fair values for impairment each reporting period when there are qualitative factors or events that indicate possible impairment. Factors the Company considers in making this determination include negative changes in industry and market conditions, financial performance, 11 business prospects, and other relevant events and factors. When indicators of impairment exist, the Company prepares quantitative assessments of the fair value of its investments in equity securities, which require judgment and the use of estimates. When the Company’s assessment indicates that the fair value of the investment is below its carrying amount, the Company writes down the investment to its fair value and records the corresponding charge in “Other, net”, within the Company’s consolidated statements of operations. Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses, including impairments, during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include: estimated credit losses, business combinations, shared-based compensation, the valuation of derivatives, pension and post retirement benefits, lease assets and liabilities, investments, property, plant and equipment, definite lived intangibles, indefinite-lived intangibles and goodwill; amortization of program rights and prepayments; and reserves for income tax uncertainties and other contingencies. Foreign Currency—The reporting currency of the Company is the U.S. dollar. The functional currency of most of the Company’s international subsidiaries is the local currency. Financial statements of subsidiaries whose functional currency is not the U.S. dollar are translated at exchange rates in effect at the balance sheet date for assets and liabilities and at average exchange rates for revenues and expenses for the respective periods. Translation adjustments are recorded in accumulated other comprehensive income (loss). Foreign currency transaction gains and losses resulting from the conversion of the transaction currency to functional currency are included in “Other, net”. For the year ended December 31, 2023, the Company recorded total foreign currency transactions loss of $2.6 million within “Other, net” within the Company’s consolidated statement of operations. For the year ended December 31, 2022, the Company recorded total foreign currency transactions loss of $13.6 million within “Other, net” in the Company’s consolidated statement of operations. There were no foreign currency transactions loss/gain for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor). Cash equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Fair value measurements—The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels: • Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. • Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. • Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. Revenue—Revenue is recognized upon transfer of control of promised services or goods to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those services or goods. Revenues do not include taxes collected from customers on behalf of taxing authorities such as sales tax and value-added tax. Advertising—The Company generates advertising revenue from the sale of commercial time on broadcast and cable networks, local television and radio stations. The Company also generates revenue from the sale of display, mobile and video advertising, as well as sponsorships, on our various digital properties. In some cases, the network advertising sales are subject to ratings guarantees that require the Company to provide additional advertising time if the guaranteed audience levels are not achieved. Revenues for any audience deficiencies are deferred until the guaranteed audience levels are met, by providing additional advertisements. Advertising contracts, which are generally short-term, are billed monthly, with payments due shortly after the invoice date. Advertising revenue from the sale of advertising on broadcast and cable networks, local television and radio station is recognized when advertising spots are aired and performance guarantees, if any, are achieved. The achievement of performance guarantees related to U.S. broadcasting operations are based on audience ratings from an independent research company. If there is a guarantee to deliver a targeted audience rating, revenues are recognized based on the proportion of the audience rating delivered to the total guaranteed in the contract. For impression-based digital advertising, revenue is recognized when “impressions” are delivered, while revenue from non-impression-based digital advertising (primarily sponsorship) is recognized over the period that the 12 advertisement run. “Impressions” are defined as the number of times that an advertisement appears in pages viewed by users of the Company’s digital properties. Sponsorship advertisement revenue is recognized ratably over the contract period. Subscriber Fee—Subscriber fee revenue includes fees charged for the right to view the programming content of the Company’s broadcast networks, cable networks and stations through a variety of distribution platforms and viewing devices. Subscriber fee revenue is principally comprised of fees received from multichannel video programing distributors (“MVPDs”) and third-party live streaming services (“virtual MVPD’s”) for carriage of the Company’s networks and for retransmission consent of Univision and UniMás broadcast networks aired on the Company’s owned television stations as well as fees for digital content. Typically, the Company’s networks and stations are aired by MVPDs and vMVPDs pursuant to multi-year carriage agreements that provide for the level of carriage that the Company’s networks and stations will receive, and if applicable, for annual rate increases. Subscriber fee revenue is largely dependent on the market demand for the content that the Company provides, the contractual rate-per-subscriber negotiated in the agreements, and the number of subscribers that receive the Company’s networks or content. Subscriber fees received from cable and satellite MVPDs are recognized as revenue in the period during which services are provided. Subscriber fee revenues are net of the amortization of any capitalized amounts paid to MVPDs. The Company defers these capitalized amounts and amortizes such amounts through the term of the agreement. Additionally, the Company's subscriber fee revenue includes monthly fees related to access to our SVOD global streaming platform. Subscribers are billed on a monthly basis in advance of obtaining access to the platform. Subscription fees related to the SVOD service are recognized ratably over the term of the subscription. The Company also receives retransmission consent fees related to television stations that the Company does not own (referred to as “affiliates”) affiliated with Univision and UniMás broadcast networks. The Company has agreements with its affiliates whereby the Company negotiates the terms of retransmission consent agreements for substantially all of its Univision and UniMás stations with MVPDs. As part of these arrangements, the Company shares the retransmission consent fees received with certain of its affiliates. Program Licensing—The Company licenses programming content for digital streaming and to other cable and satellite providers. Program licensing revenue is recognized when the content is delivered, and all related obligations have been satisfied. For licenses of internally-produced television programming, each individual episode delivered represents a separate performance obligation and revenue is recognized when the episode is made available to the licensee for exhibition and the license period has begun. Other Revenue—The Company classifies revenue from contractual commitments (including non-cash advertising and promotional revenue) primarily related to Televisa as Other Revenue”. The Company also recognizes other revenue related to support services provided to joint ventures and related to spectrum access in channel sharing arrangements. From time to time the Company enters into transactions involving its spectrum. Program rights and prepayments—The Company produces and acquires program rights to exhibit programming on its broadcast and cable networks and one digital streaming platform. Program rights principally consist of television series, specials, movies, and sporting events. Program rights aired on the Company’s broadcast and cable networks and digital streaming platforms is sourced from a wide range of third-party producers, wholly-owned production studios, and sports associations. Costs for internally-produced and acquired programming rights, including prepayments for such costs, are recorded within the non-current portion of “Program rights and prepayments” on the consolidated balance sheet, with the exception of content acquired with an initial license period of 12 months or less and prepaid sports rights expected to air within 12 months. The Company capitalizes costs for produced program rights, including direct production costs, development costs, print costs, and production overhead, of original programs when incurred. For licensed program rights, the costs incurred to acquire programming are capitalized as a program right and prepayment and a corresponding liability payable to the licensor are recorded when (i) the cost of the programming is reasonably determined; (ii) the programming has been accepted in accordance with the terms of the agreement; (iii) the programming is available for its first showing or telecast and (iv) the license period has commenced. Programming rights and prepayments includes advance payments for rights to air sporting events that will take place in the future. For purposes of amortization and impairment, the capitalized content costs are classified based on their predominant monetization strategy. Programs rights are either monetized individually or as part of a film group. The substantial majority of our program rights and prepayments are predominantly monetized as a film group on our broadcast and cable networks or on our digital streaming platform. Programming rights that are predominantly monetized as part of our broadcast and cable networks film group, which includes licensed content and internally-produced television programs, capitalized costs are amortized based on an estimate of the timing of our usage of and benefit from such programming, generally resulting in an accelerated or straight-line amortization pattern. Programming rights that are predominantly monetized as part of our digital streaming platform due to a lack of historical information with respect to usage pattern on our digital platform are generally amortized on a straight-line basis over an initial estimated economic life of six (6) years or the lesser of a license period, if applicable. As we obtain more historical information, 13 our estimate used to amortize our programming rights monetized on our digital streaming platform will be adjusted as necessary. Adjustments to projected usage are applied prospectively in the period of the change. Such changes in the future could be material. Programming costs that are predominantly monetized on an individual basis, are amortized utilizing an individual-film-forecast-computation method over the title’s life cycle based upon the ratio of current period revenue to estimated remaining total expected revenue. Licensed content for multi-year sports programming arrangements are generally amortized over the license period based on the ratio of current-period direct revenue to estimated remaining total direct revenue over the remaining contract period. Licensed content costs for entertainment programming are generally amortized over the shorter of the estimated period of benefit or licensed period. Amortization expense of program rights and prepayments is included in “Direct Operating Expense,” in the Company’s consolidated statement of operations. All program rights and prepayments on the Company’s balance sheet are subject to regular recoverability assessments. The Company has a three-year development cycle which begins with the initial capitalization of the development costs. Film development costs that have not been set for production are expensed within three years unless they are abandoned earlier, in which case these projects are written down to their estimated fair value in the period the decision to abandon the project is determined. The Company’s predominant monetization strategy determines how the impairment testing is performed for program rights and prepayments whenever events or changes in circumstances indicate that the carrying amount of content monetized on its own or as a film group may exceed its estimated fair value. In addition, a change in the predominant monetization strategy is considered a triggering event for impairment testing before a title is accounted for as part of a film group. If the carrying amount of an individual monetized content or film group, exceeds the estimated fair value, an impairment charge will be recorded in the amount of the difference. For content that is predominately monetized individually, we utilize estimates including ultimate revenues and additional costs to be incurred (including exploitation and participation costs), in order to determine whether the carrying amount of the program rights is impaired. In the event the Company decides not to air a program, an impairment loss reducing the corresponding asset to zero is recorded to reflect the programming asset abandonment. Accounting for goodwill, other intangibles and long-lived assets—Goodwill and other intangible assets with indefinite lives are tested annually for impairment on October 1 or more frequently if circumstances indicate a possible impairment exists. The Company first assesses the qualitative factors for reporting units that carry goodwill. A reporting unit is defined as an operating segment or one level below an operating segment. In performing a qualitative assessment, the Company considers relevant events and circumstances that could affect the reporting unit fair value. These circumstances may include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and entity-specific events, business plans, and strategy. The Company considers the totality of these events, in the context of the reporting unit, and determines if it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying amount, then no further testing is performed for that reporting unit. When a qualitative assessment is not used, or if the qualitative assessment is not conclusive and it is necessary to calculate fair value of a reporting unit, then the impairment analysis for goodwill is performed at the reporting unit level. The quantitative impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, an impairment charge is recognized equal to the difference between the carrying value of the reporting unit and its fair value, considering the related income tax effect of any goodwill deductible for tax purpose. In performing the quantitative assessment, we measure the fair value of the reporting unit using a combination of the income and market approaches. The assessment requires us to make judgments and involves the use of significant estimates and assumptions. Under the income approach, the Company calculates the present value of the reporting unit’s estimated future cash flows (discounted cash flow analysis). Significant estimates and assumptions include the amount and timing of expected future cash flow, risk-adjusted discount rates based on a weighted-average cost of capital (“WACC”) adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit’s ability to execute on its projected cash flows. The expected cash flows used in the income approach are based on the Company’s most recent forecast and budget and, for years beyond the budget, the Company’s estimates, which are based, in part, on forecasted growth rates. Assumptions used in the estimate of future cash flows, including the WACC, are assessed based on the reporting units’ current results and forecasted future performance, as well as macroeconomic and industry specific factors. Determining fair value using a market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined which is applied to financial metrics to estimate the fair value of a reporting unit. 14

The Company also has indefinite-lived intangible assets, such as television and radio broadcast licenses and tradenames. The Company’s United States television and radio broadcast licenses have indefinite lives because the Company expects to renew them and renewals are routinely granted with little cost, provided that the licensee has complied with the applicable rules and regulations of the Federal Communications Commission (“FCC”). Historically, all material television and radio licenses that have been up for renewal have been renewed. The Company is unable to predict the effect that further technological changes will have on the television and radio industry or the future results of its television and radio broadcast businesses. Indefinite-lived intangible assets are tested for impairment annually or more frequently if circumstances indicate a possible impairment exists. The fair value of the television and radio broadcast licenses is determined using the direct valuation method which is classified as a Level 3 measurement. The Company's broadcast license impairment testing, significant unobservable inputs utilized included discount rates and terminal growth rates.Under the direct valuation method, the fair value of the television and radio broadcast licenses is calculated at the network or market level as applicable. The application of the direct valuation method attempts to isolate the income that is properly attributable to the television and radio broadcast licenses alone (that is, apart from tangible and identified intangible assets). It is based upon modeling a hypothetical “greenfield” build-up to a “normalized” enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for (or added) as part of the build-up process. Under the direct valuation method, it is assumed that rather than acquiring television and radio broadcast licenses as part of a going concern business, the buyer hypothetically develops television and radio broadcast licenses and builds a new operation with similar attributes from inception. Thus, the buyer incurs start-up costs during the build-up phase. Initial capital costs are deducted from the discounted cash flow model which results in a value that is directly attributable to the indefinite-lived intangible assets. The key assumptions used in the direct valuation method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. The market revenue growth rate assumption is impacted by, among other things, factors affecting the local advertising market for local television and radio stations. This data is populated using industry normalized information representing an average FCC license within a market. Univision Network and UniMás network programming is broadcast on the television stations. FCC broadcast licenses associated with the Univision Network and UniMás stations are tested for impairment at their respective network level. Broadcast licenses for television stations that are not dependent on network programming are tested for impairment at the local market level. Radio broadcast licenses are tested for impairment at the local market level. The Company has the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. If the qualitative assessment determines that it is more likely than not that the fair value of the intangible asset is more than its carrying amount, then the Company concludes that the intangible asset is not impaired. If the Company does not choose to perform the qualitative assessment, or if the qualitative assessment determines that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, then the Company calculates the fair value of the intangible asset and compares it to the corresponding carrying value. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess carrying value over the fair value. Long-lived assets, such as property and equipment, intangible assets with definite lives, channel-sharing arrangements and program right prepayments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Derivative instruments—The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at their respective fair values. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging 15 relationship, the gain or loss on the derivative is reported as a component of other comprehensive (loss) income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the derivative is marked to market with the change in fair value recorded directly into interest expense. The Company classifies cash flows from its derivative transactions as cash flow from operating activities in the consolidated statement of cash flows. For derivative transactions that have an other-than-insignificant financing element, all cash flows are classified as cash flows from financing activities in the consolidated statement of cash flows. The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk; (ii) the derivative expires or is sold, terminated, or exercised; (iii) the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring; or (iv) management determines to remove the designation of the cash flow hedge. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the consolidated balance sheet and recognizes any subsequent changes in its fair value in earnings, and any associated balance in accumulated other comprehensive (loss) income will be reclassified into interest expense in the same periods during which the forecasted transactions that originally were being hedged affect earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive (loss) income related to the hedging relationship. Treasury Stock - When stock is acquired for purposes other than formal or constructive retirement, the purchase price of the acquired stock is recorded in a separate treasury stock account, which is separately reported as a reduction of equity. Property and equipment, net —Property and equipment are carried at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company removes the cost and accumulated depreciation of its property and equipment upon the retirement or disposal of such assets and the resulting gain or loss, if any, is then recognized. Land improvements are depreciated up to 15 years, buildings and improvements are depreciated up to 50 years, broadcast equipment over 5 to 20 years and furniture, computer and other equipment over 3 to 7 years. Property and equipment financed with finance leases are amortized over the shorter of their useful life or the remaining life of the lease. Repairs and maintenance costs are expensed as incurred. Leases —The Company has long-term operating leases expiring on various dates for office, studio, automobile and tower rentals. the Company's operating leases, which are primarily related to buildings and tower properties, have various renewal terms and escalation clauses. The Company also has long-term finance lease obligations for facilities and transmission and technical equipment assets that are used to transmit and receive its network signals in the U.S. and Mexico. Our leases generally have remaining terms ranging from 3 to 45 years and often contain renewal options to extend the lease for periods ranging from 5 years to 25 years. For leases that contain renewal options, we include the renewal period in the lease term if it is reasonably certain that the option will be exercised. We evaluate whether our contractual arrangements contain leases at the inception of such arrangements. Specifically, we consider whether we can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the asset. Contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee. Our right-of-use operating lease assets represent our right to use an underlying asset for the lease term, and our operating lease liabilities represent our obligation to make lease payments. The underlying assets under finance leases are recorded as components of property and equipment and the corresponding finance lease liability is recorded as a component of long-term debt and finance lease obligations. Variable lease payments consist primarily of common area maintenance and service related costs, personnel costs, utilities and taxes, which are not included in the recognition of Right-of-Use ("ROU") assets and related lease liabilities. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Both the operating lease right to use asset and liability are recognized as of the lease commencement date at the present value of the lease payments over the lease term. Most of our leases do not provide an implicit rate that can readily be determined. Therefore, we use a discount rate based on our incremental borrowing rate, which is determined using secured borrowings of companies with similar credit ratings and adjusted for the Company’s current issuing rates for senior secured debt. The Company combines the lease and non-lease components of lease payments in determining right-of-use assets and related lease liabilities. Lease expense is recognized on a straight-line basis over the term of the lease. As permitted by ASC 842, leases with an initial term of twelve months or less (“short-term leases”) are not recorded on the accompanying consolidated balance sheet. Lease cost for finance leases includes the amortization of the ROU asset included within property and equipment, which is amortized on a straight-line basis and recorded to Depreciation and amortization, and interest expense on the finance lease liability, which is calculated using the interest method and recorded to Interest expense. The Company also has operating subleases which have been accounted for by reference to the underlying asset subject to the lease rather than by reference to their associated right-of-use asset. 16

Deferred financing costs—Deferred financing costs consist of payments made by the Company in connection with its debt offerings, primarily ratings fees, legal fees, accounting fees, private placement fees and costs related to the offering circular and other related expenses. Deferred financing costs are amortized over the life of the related debt using the effective interest method. Advertising and promotional costs—The Company expenses advertising and promotional costs in the period in which they are incurred. The Company recorded advertising and promotional costs of $380.9 million, $306.1 million, $49.7 million and $10.5 million for years ended December 31, 2023(Successor) and December 31, 2022 (Successor), for the periods from May 18 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), respectively. Share-based compensation—Compensation expense relating to share-based payments is recognized in earnings using a fair-value measurement method. The Company uses the straight-line attribution method of recognizing compensation expense over the requisite service period which generally matches the stated vesting schedule. The Company’s stock options vest over periods of between three and five years from the date of grant. The Company’s restricted stock unit awards vest over periods of between three and four years from the date of grant. The fair value of each new stock option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Inherent in this model are assumptions related to stock price, expected stock-price volatility, expected term, risk-free interest rate and dividend yield. The risk-free interest rate is based on data derived from public sources. In general, the estimated stock price is based on comparable public company information and the Company’s estimated discounted cash flows. The expected stock-price volatility is primarily based on comparable public company information. Expected term and dividend yield assumptions are based on management’s estimates. The fair value of restricted stock units awarded to employees is measured at estimated intrinsic value at the date of grant. The Company accounts for forfeitures when they occur. Employee benefits—The Company maintains a defined benefit retirement pension plan and seniority premium plan that covers Mexican based employees. Under the provisions of the Mexican Labor Law, seniority premiums plans are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. After retirement age, employees are no longer eligible for seniority premiums plans. The Company has legal indemnity employee benefit that required by Mexican Labor Law and it covers employees who are dismissed unjustifiably. Such employees receive up to three months of salary, plus 20 days of salary for each year of service. We recognize the funded status of defined benefit postretirement plans in the consolidated balance sheet. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation. We recognize the net changes in the funded status of these plans as a component of Other Comprehensive (Loss) Income in the year in which such changes occur. Actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the market value of plan assets are amortized over the average remaining service period of active employees or the remaining average expected life if a plan’s participants are predominantly inactive. These post-employment benefits are funded through Company contributions to irrevocable trusts. These post-employment benefits increase or decrease based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. Income taxes— Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company classifies all deferred tax assets and liabilities, net as non-current on the consolidated balance sheet. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carry back or carry forward period under the tax law for the deferred tax asset. In a situation where the net operating losses are more likely than not to expire prior to being utilized the Company has established the appropriate valuation allowance. If estimates of future taxable income during the net operating loss carryforward period are reduced the realization of the deferred tax assets may be impacted. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and penalties, if 17 any, related to uncertain income tax positions in income tax expense. There is considerable judgment involved in assessing whether deferred tax assets will be realized and in determining whether positions taken on the Company’s tax returns are more likely than not of being sustained. Concentration of credit risk—Financial instruments that potentially subject the Company to concentrations of credit risk include primarily cash and cash equivalents, trade receivables and financial instruments used in hedging activities. The Company’s objective for its cash and cash equivalents is to invest in high-quality money market funds that are prime AAA rated, have diversified portfolios and have strong financial institutions backing them. The Company sells its services and products to a large number of diverse customers in a number of different industries, thus spreading the trade credit risk. No one customer represented more than 10% of revenue of the Company for the years ended December 31, 2023 and December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), or more than 10% of the Company’s accounts receivable as of December 31, 2023 and December 31, 2022. The Company extends credit based on an evaluation of the customers’ financial condition and historical experience. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The counterparties to the agreements relating to the Company’s financial instruments consist of major international institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties as the Company monitors the credit ratings of such counterparties and limits the financial exposure with any one institution. Securitizations—Securitization transactions in connection with UCI’s accounts receivable facility are classified as debt on the Company’s consolidated balance sheet and the related consolidated cash flows from any advances or reductions are reflected as cash flows from financing activities. UCI sells to investors, on a revolving non-recourse basis, a percentage ownership interest in certain accounts receivable through wholly owned special purpose entities. UCI retains interests in the accounts receivable that have not been sold to investors. The retained interest is subordinated to the sold interest in that it absorbs 100% of any credit losses on the sold receivable interests. UCI services the receivables sold under the accounts receivable facility. Pending accounting guidance — In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment reporting (ASC 280): Reportable Segment Disclosures to enhance disclosure of segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The ASU does not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The provisions of ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, with early adoption permitted, including adoption in an interim period. The company is currently evaluating the potential impact that adopting this guidance could have on its consolidated financial statements. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (ASC 740): Improvements to Income Tax Disclosures which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The provisions of ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, including adoption in an interim period. The company is currently evaluating the potential impact that adopting this guidance could have on its consolidated financial statements. Subsequent events—The Company evaluates subsequent events and the evidence they provide about conditions existing at the date of the balance sheet as well as conditions that arose after the balance sheet date but before the financial statements are issued. The effects of conditions that existed at the date of the balance sheet date are recognized in the financial statements. Events and conditions arising after the balance sheet date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying consolidated financial statements and the following notes to these financial statements, the Company evaluated subsequent events through April 15, 2024, the date the financial statements were issued. 3. TelevisaUnivision Transaction On January 31, 2022 (the “acquisition date”), Televisa and UH Holdco (together with its wholly owned subsidiary, Univision Communications Inc.) announced the completion of the TelevisaUnivision Transaction. As a result, UH Holdco through its subsidiary Univision acquired a 100% equity interest in Televisa’s content and media business and is deemed to be the accounting acquirer. Accordingly, the TelevisaUnivision Transaction is accounted as a business combination under the scope of ASC 805. The TelevisaUnivision Transaction created the world’s leading Spanish-language media and content company, producing and delivering premium content for its own platforms and for others, while also providing innovative solutions for advertisers and distributors globally. 18

The total consideration consisted of $3,146.5 million in cash and total equity consideration of $1,545.4 million, comprised of UH Holdco Class A common stock and Series B participating preferred stock of UH Holdco, with an annual cumulative dividend of 5.5%. The fair value of the equity consideration was determined using a contingent claims analysis. The TelevisaUnivision Transaction was financed through (i) $1.0 billion of UH Holdco Series C preferred stock investment led by the SoftBank Latin American Fund (“SoftBank”), along with ForgeLight, with participation from Google and The Raine Group, (ii) $1.05 billion of 4.0% Term loan due 2029 and (iii) $1.05 billion of 4.5% Senior Secured Notes due 2029, See Note 16. Debt. Prior to the transaction, the Company had an obligation to provide future advertising and promotion time at no charge to Televisa. Concurrent with the transaction, this obligation was settled. See Note 15. Related Party Transactions. The fair value of the assets acquired and liabilities assumed was determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the business. The following represents the purchase price allocation for the TelevisaUnivision Transaction: January 31, 2022 (Fair Value) Cash consideration ................................................................................................................................. $ 3,146,500 Equity consideration............................................................................................................................... 1,545,400 Total consideration transferred............................................................................................................ 4,691,900 Cash and cash equivalents...................................................................................................................... 85,400 Accounts receivables, net....................................................................................................................... 363,200 Other current assets................................................................................................................................ 782,000 Property and equipment, net.................................................................................................................. 680,700 Intangible assets, net.............................................................................................................................. 1,703,300 Other non-current assets......................................................................................................................... 814,100 Total identifiable assets acquired......................................................................................................... 4,428,700 Current liabilities.................................................................................................................................... (1,002,600) Long-term debt and finance lease obligations ....................................................................................... (618,000) Other non-current liabilities................................................................................................................... (395,800) Goodwill.............................................................................................................................................. $ 2,279,600 During 2023, the Company completed the purchase accounting for the TelevisaUnivision Transaction, which resulted in a goodwill increase of $43.4 million. The primary adjustments were related to the completion of the assessment of the fair value of certain leased assets and intangible assets, and to reflect tax obligations acquired as part of the TelevisaUnivision Transaction for which an acquired liability was not initially established at the acquisition date. The Company recorded net deferred tax assets of $366.9 million from the TelevisaUnivision Transaction primarily related to licenses, content rights, and advanced deposits for taxes. Such amounts are included in the table as Other non-current assets and Other non-current liabilities. A summary of intangible assets acquired and the estimated useful life of these assets as of the acquisition date: Fair Value Estimated Useful Life in Years Description of intangible assets: (Successor) Broadcast and Multi System Operator Relationships............................................ $ 400,000 15.5 Advertiser Relationships........................................................................................ 790,000 12 Mexico Broadcast License..................................................................................... 273,300 20 Televisa tradenames............................................................................................... 240,000 Indefinite Total intangible assets acquired............................................................................. $ 1,703,300 Goodwill recognized of $2,279.6 million, was assigned to the Media and Entertainment reportable segment. The full amount of goodwill is not deductible for tax purposes. The goodwill recognized is due to the (i) expected cash flow savings related to the elimination of the Program License Agreement with Televisa, (ii) ability to generate in-house content beyond the existing content library which would be expected to drive advertising, subscription and streaming revenue, (iii) existing assembled workforce and know how acquired as part of the transaction, and (iv) enhanced opportunities and ability to add new MSO and advertiser relationships to further grow the combined business. 19

The Company used discounted cash flow (“DCF”) analyses, which represent Level 3 fair value measurements, to assess certain components of its purchase price allocation as a result of the acquisition. The fair value of the programming contents acquired was determined using an income approach based on existing portfolio usage and historical content decay curves. The fair value of trade names and trademarks was determined using an income approach based on the relief from royalty method. The fair value for MSO and advertiser relationships was determined using the multi-period excess earnings method. The fair value for Broadcast license in Mexico, which was renewed on January 1, 2022, and the fair value for property, plant and equipment were determined using the current cost method. For the fair value estimates, the Company used: (i) projected discounted cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) royalty rates and (v) attrition and decay rates, as relevant, that market participants would consider when estimating fair values. The Company is amortizing the acquired identifiable definite-lived intangible assets over their estimated useful lives from the acquisition date. The TelevisaUnivision Transaction resulted in the Company recording deferred tax assets related to the step up in tax basis of certain assets and deferred tax liability related to acquired intangibles not amortizable for tax purposes. For the year ended December 31, 2023, the Company incurred an additional $0.9 million of acquisition-related expenses which were expensed and included in “Other, net” within the Company’s consolidated statements of operations. For the year ended December 31, 2022, the Company incurred $103.1 million of acquisition-related expenses, of which $47.3 million were expensed and included in Other, net and $55.8 million primarily related to financing fees which were capitalized and recorded as deferred financing costs and presented as a direct reduction of the Company's “Long-term debt” in the consolidated balance sheet. Unaudited Pro Forma Impact of the TelevisaUnivision Transaction and the Reorganization The following unaudited pro forma financial information presents the results of the Company’s consolidated statements of operations as if the TelevisaUnivision Transaction and the Acquisition of UHI (see Note 4) (presented on a combined basis) had occurred on January 1, 2021, for both the twelve months ended December 31, 2022 and 2021, after giving effect to certain adjustments, including depreciation and amortization of the assets acquired and interest expenses of the new debt. For the years ended December 31, 2022 and 2021, pro forma adjustments include an increase in depreciation and amortization expense of $5.2 million and $57.9 million, respectively, and increase in interest expense of $5.8 million and $88.5 million, respectively related to new debt adjustments in purchase accounting. To present transaction-related costs in the beginning of the earliest comparative period presented pro forma adjustments include a reduction in transaction-related costs of $47.3 million for the year ended December 31, 2022. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting, is presented for informational purposes only and is not necessarily indicative of the results that would have been achieved had these acquisitions occurred on the aforementioned dates. December 31, 2022 December 31, 2021 Pro Forma Pro Forma Revenue ....................................................................................................................... $ 4,711,800 $ 4,183,300 Net (loss) income......................................................................................................... (1,454,700) 349,800 4. Acquisition of UHI The Reorganization discussed in Note 1. Company Background was accounted for by UH Holdco in accordance with the acquisition method of accounting pursuant to ASC 805, as UH Holdco obtained a controlling financial interest in UHI and UHI constitutes a business with inputs, processes, and outputs. Accordingly, the acquisition of UHI constitutes the acquisition of a business for purposes of ASC 805 and due to the change in control of UHI, was accounted for using the acquisition method. The fair value of assets deemed acquired and liabilities assumed was determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the asset or liability. Prior to the Reorganization date, UH Holdco accounted for its 26.04% interest in UHI as an equity-method investment with a balance of $227.9 million. The acquisition-date fair value of the previous equity interest was $849.1 million and is included in the measurement of the total UH Holdco Business Combination consideration. The Company recognized a gain of $621.2 million as a result of remeasuring its prior equity interest in UHI held before the business combination. The gain was included in (Gain) loss on investments within the Company’s consolidated statement of operations for the period January 1, 2021 through May 17, 2021 (Successor entity). The Company determined the fair value of its previously-held equity interest in UHI using the business enterprise value approach as discussed further below. The Company’s management, with the assistance of a third-party valuation firm, estimated the fair value of the Company’s assets and liabilities as of the Reorganization Date. 20

The following represents the purchase price allocation for the UH Holdco Business Combination. Fair Value (Successor) Equity consideration ...................................................................................................................... $ 2,015,900 Redeemable preferred shares......................................................................................................... 369,400 Share-based awards assumed due to business combination .......................................................... 5,400 Consideration transferred............................................................................................................... 2,390,700 Fair value of previously-held equity interest................................................................................. 849,100 Total purchase consideration 3,239,800 Cash and cash equivalents............................................................................................................. 603,700 Accounts receivable....................................................................................................................... 561,800 Other current assets........................................................................................................................ 123,700 Property and equipment................................................................................................................. 489,400 Intangible assets............................................................................................................................. 5,336,000 Other non-current assets................................................................................................................ 339,800 Total identifiable assets acquired 7,454,400 Accounts payable and accrued liabilities....................................................................................... 409,700 Other liabilities.............................................................................................................................. 723,200 Long term debt assumed................................................................................................................ 7,446,700 Deferred tax liabilities ................................................................................................................... 960,900 Net identifiable assets acquired (2,086,100) Goodwill $ 5,325,900 Intangible assets balances comprises the following: (Successor) Broadcast and Multi System Operator Relationships....................................................... $ 2,090,000 14 TV FCC License............................................................................................................... 1,901,600 Indefinite Advertiser Relationships .................................................................................................. 520,000 8-9 Trade names / Trademarks - Non amortizable ................................................................. 462,200 Indefinite Radio FCC License........................................................................................................... 307,300 Indefinite Trade names / Trademarks - Amortizable ........................................................................ 19,900 5-10 Tower Customer Relationships ........................................................................................ 35,000 20 Total intangible assets acquired........................................................................................ $ 5,336,000 Description Fair Value Useful Life in Years UHI’s fair value was determined using the business enterprise valuation approach that discounted UHI’s projected cash flows based on a probability weighted scenario of the TelevisaUnivision Transaction occurring or not occurring and associated weighted average cost of capital. UHI’s fair value was estimated to be $10,422.5 million which resulted in recognition of Goodwill of $5,325.9 million, which has been assigned to the Media and Entertainment reportable segment. The Goodwill recognized is due to the expected significant synergies from the TelevisaUnivision Transaction such as (i) improved monetization of the combined libraries and advertising inventory resulting from the TelevisaUnivision Transaction, leading to anticipated revenue synergies, (ii) anticipated costs synergies from relocation of personnel and production to Mexico and procurement efficiencies due to economies of scale and (iii) anticipated significant recurring subscriber fee and streaming revenue as a result of the launching of the global Spanish Language streaming service. The Company used discounted cash flow (“DCF”) analyses, which represent Level 3 fair value measurements, to assess certain components of its purchase price allocation. The fair value of tradenames and trademarks was determined using an income approach based on the relief from royalty method. The fair value for broadcast, MSO relationships, advertiser relationships and tower customer relationships was determined using the multi-period excess earnings method. The fair value for FCC license was determined using the greenfield method. The fair value of property, plant and equipment was determined using the current cost method. The fair value of 21 interest-bearing debt was determined using publicly-traded prices. For the fair value estimates, the Company used: (i) projected discounted cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) royalty rates and (v) attrition rates, as relevant, that market participants would consider when estimating fair values. The Company is amortizing the acquired identifiable definite-lived intangible assets over their estimated useful lives from the acquisition date. The acquisition of UHI did not result in a step-up in the basis of any of the Company’s assets (including Goodwill) for U.S. federal income tax purposes. Transaction costs incurred in the UH Holdco Business Combination were immaterial and expensed in the Successor period. 5. Cash, Cash Equivalents and Restricted Cash The following table provides the balance sheet details that sum to the total of cash, cash equivalents and restricted cash in the statement of cash flows. December 31, 2023 December 31, 2022 December 31, 2021 (Successor) (Successor) (Successor) Cash and cash equivalents ............................................................................. $ 220,900 $ 538,600 $ 647,000 Restricted cash related to debt........................................................................ — — 1,071,300 Restricted cash included in Prepaid expenses and other ................................ 5,100 5,100 300 Restricted cash included in Other assets......................................................... 1,500 1,500 1,500 Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows .................................................................................. $ 227,500 $ 545,200 $ 1,720,100 Amounts included in restricted cash within “Prepaid expenses and other and Other assets” as of December 31, 2023 and December 31, 2022 pertain to escrow amounts for certain lease, grant payments and transition service agreement on the non-strategic radio stations sold on December 30, 2022. Amounts included in restricted cash within “Prepaid expenses and Other assets” as of December 31, 2021 pertain to escrow amounts for certain lease and grant payments. Amounts included in restricted cash related to debt as of December 31, 2021 consists of the escrow amounts for the 4.500% Senior Secured Notes due 2029 deposited in escrow for the TelevisaUnivision Transaction and were released from escrow at closing (See Note 16. Debt and Note 3. TelevisaUnivision Transaction). 6. Property and Equipment Property and equipment consists of the following: December 31, 2023 U.S. Mexico Total Land and improvements............................................................................................... $ 65,100 $ 31,700 $ 96,800 Buildings and improvements........................................................................................ 350,700 26,900 377,600 Broadcast and production equipment ........................................................................... 441,400 197,100 638,500 Furniture, computer and other equipment .................................................................... 414,800 139,300 554,100 Land, building, transponder equipment and vehicles financed with finance leases..... 51,000 511,800 562,800 1,323,000 906,800 2,229,800 Accumulated depreciation ............................................................................................ (913,200) (114,000) (1,027,200) Property and equipment, net......................................................................................... $ 409,800 $ 792,800 $ 1,202,600 December 31, 2022 U.S. Mexico Total Land and improvements................................................................................................ $ 67,500 $ 27,400 $ 94,900 Buildings and improvements......................................................................................... 364,900 32,800 397,700 Broadcast and production equipment ............................................................................ 436,300 117,600 553,900 Furniture, computer and other equipment ..................................................................... 356,100 143,600 499,700 Land, building, transponder equipment and vehicles financed with finance leases...... 100,900 383,800 484,700 1,325,700 705,200 2,030,900 Accumulated depreciation ............................................................................................. (874,500) (43,400) (917,900) Property and equipment, net.......................................................................................... $ 451,200 $ 661,800 $ 1,113,000 22

For the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), depreciation expense on property and equipment was $223.3 million, $197.3 million, $60.1 million, and $31.0 million, respectively. Accumulated depreciation related to assets financed with finance leases at December 31, 2023 (Successor) and December 31, 2022 (Successor) is $79.6 million and $87.9 million, respectively. 7. Leases The Company’s leases are primarily related to buildings (office and studios), automobiles and tower properties, that have various renewal terms and escalation clauses. The Company also have lease obligations for facilities, transmission and technical equipment assets that are used to transmit and receive its network signals in the U.S. and Mexico. The components of lease costs are as follows: Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Successor) (Successor) (Predecessor) Finance lease cost Amortization of right-of-use assets........................ $ 26,900 $ 36,400 $ 6,600 $ 4,100 Interest on lease liabilities...................................... 35,100 25,100 1,700 1,000 Operating lease cost (a) ............................................ 37,500 28,500 16,500 10,000 Variable lease cost and other (b) .............................. 52,800 44,200 — — Short term lease cost................................................. 31,600 18,300 1,600 100 Total lease cost ......................................................... $ 183,900 $ 152,500 $ 26,400 $ 15,200 (a) For the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), the Company recorded total sublease income associated with operating leases of $9.4 million, $10.2 million, $6.1 million, and $3.8 million, respectively, primarily recorded as an offset to the rent expense in “Restructuring, severance and related charges” within the Company's consolidated statement of operations. (b) Represents variable lease costs that are not based on an index or rate related to finance leases arrangements acquired in the TelevisaUnivision Transaction between the Company and Televisa and its affiliates, for the buildings, transmission and technical equipment assets required to transmit and receive broadcast signals in Mexico. For further details on related party balances and transactions, See Note 15. Related Party Transactions. The Company's finance and operating leases weighted average discount rate and remaining lease term are as follows: Year Ended December 31, 2023 Year Ended December 31, 2022 Year Ended December 31, 2021 Finance leases........................................................................ Discount rate ..................................................................... 7.29% 6.96% 5.30% Period (years).................................................................... 20.8 21.0 17.4 Operating leases..................................................................... Discount rate ..................................................................... 4.83% 4.89% 4.40% Period (years).................................................................... 6.6 7.9 7.2 Fair value for the impairment of right-of-use assets are determined with Level 3 inputs by using the discounted cash flows associated with the head lease obligation and associated sublease income. There was no impairment related to operating lease right-of-use assets recognized for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor). For the period from January 1, 2021 through May 17, 2021 (Predecessor), the Company recognized non-cash impairment losses of $4.3 million related to operating lease right-of-use assets as a result of the Company’s decision to cease occupying the leased space. 23

Cash paid for amounts included in the measurement of operating and finance lease liabilities were as follows: Year Ended December 31, 2023 Year Ended December 31, 2022 Year Ended December 31, 2021 Finance lease liabilities.......................................................... $ 42,100 $ 33,400 $ 9,900 Operating lease liabilities....................................................... 44,700 45,200 42,400 Total....................................................................................... $ 86,800 $ 78,600 $ 52,300 The expected future payments relating to the Company’s operating and finance lease liabilities at December 31, 2023 are as follows: Operating Finance 2024 ............................................................................................................................... $ 38,000 $ 64,300 2025 ............................................................................................................................... 41,200 47,500 2026 ............................................................................................................................... 35,600 38,000 2027 ............................................................................................................................... 31,400 37,000 2028 ............................................................................................................................... 24,300 36,200 2029 and thereafter ........................................................................................................ 48,000 724,900 Total minimum payments.............................................................................................. $ 218,500 $ 947,900 Less amounts representing interest................................................................................ 57,500 522,900 Present value of minimum payments............................................................................. $ 161,000 $ 425,000 As of December 31, 2023 (Successor), we had no material leases that were executed but not yet commenced. 8. Goodwill and Other Intangible Assets The carrying amount and changes in the carrying amount of goodwill were as follows: 2023 2022 Balances as of January 1,................................................................................................. Goodwill.......................................................................................................................... $ 7,817,800 $ 5,325,900 Accumulated impairment losses...................................................................................... (1,498,000) — Goodwill, net................................................................................................................... $ 6,319,800 $ 5,325,900 Goodwill resulting from acquisitions (See Note 3 and 14) ............................................. 62,300 2,333,000 Impairment loss............................................................................................................... (778,700) (1,498,000) Foreign exchange impact................................................................................................. 307,800 158,900 Balances as of December 31,........................................................................................... Goodwill, gross................................................................................................................ 8,187,900 7,817,800 Accumulated impairment losses...................................................................................... (2,276,700) (1,498,000) Goodwill, net................................................................................................................... $ 5,911,200 $ 6,319,800 See Note 2. Summary of Significant Accounting Policies for further discussion of the Company’s assessments of impairment of goodwill and indefinite-lived intangible assets. Goodwill associated with our linear/digital reporting unit was tested quantitatively as of October 1, 2023. Based on our annual impairment assessment process for goodwill, the Company had a $778.7 million impairment during the fiscal year ended December 31, 2023 (Successor) which primarily reflects reduced estimated future cash flows as a result of macroeconomic conditions, and is recorded in the Impairment loss within the consolidated statement of operations. Goodwill associated with our linear/digital reporting unit was tested quantitatively as of October 1, 2022. Based on our annual impairment assessment process for goodwill, the Company had a $1,498.0 million impairment during the fiscal year ended December 31, 2022 (Successor) which primarily reflects an increased risk adjusted discount rate and reduced estimated future cash flows as a result of macroeconomic conditions, and is recorded in the Impairment loss within the Consolidated statement of operations. 24

Indefinite-Lived Intangible Assets other than Goodwill For the year ended December 31, 2023 (Successor), the Company recognized a non-cash impairment loss of $211.1 million related to certain television broadcast licenses due to the macro-conditions affecting traditional television in the United States and $4.6 million related to certain trade names. For the year ended December 31, 2022 (Successor), the Company recognized a non-cash impairment loss of $128.4 million related to certain television broadcast licenses due to the macro-conditions affecting traditional television in the United States and $15.3 million related to certain trade names. For the period from May 18, 2021 through December 31, 2021 (Successor), the Company recognized an impairment loss of $3.4 million related to certain television broadcast licenses due to the decision not to renew such licenses. For the period from January 1, 2021 through May 17, 2021 (Predecessor), due to market indicators in connection with determining the fair value of intangible assets as of the Reorganization Date, the Company recognized an impairment loss of $68.3 million related to certain radio broadcast licenses. Definite-Lived Intangible Assets There were no impairment losses for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor). The Company has various intangible assets with definite lives that are being amortized on a straight-line basis. Advertiser relationships are primarily being amortized through 2029, broadcast and multi system operator relationships are primarily being amortized through 2035, Mexican broadcast license primarily being amortized through 2041 and other amortizable intangibles. For the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), the Company incurred amortization expenses of $347.4 million, $327.0 million, $138.5 million, and $21.9 million, respectively. The following is an analysis of the Company’s intangible assets currently being amortized, intangible assets not being amortized and estimated amortization expense for the years ending December 31, 2024 through 2028: As of December 31, 2023 (Successor) Gross Carrying Amount Accumulated Amortization Net Carrying Amount Intangible Assets Being Amortized Broadcast and Multi System Operator relationships......................................................... $ 2,438,400 $ 433,200 $ 2,005,200 Advertiser relationships..................................................................................................... 1,367,500 313,900 1,053,600 Mexican Broadcast license................................................................................................ 292,700 29,600 263,100 Other amortizable intangibles............................................................................................ 159,800 34,600 125,200 Total......................................................................................................................... $ 4,258,400 $ 811,300 $ 3,447,100 Intangible Assets Not Being Amortized Broadcast licenses............................................................................................................................................................... 2,057,400 Trade names and other assets ............................................................................................................................................. 707,300 Total.......................................................................................................................................................................... 2,764,700 Impairment loss.................................................................................................................................................................. (215,700) Disposition (900) Foreign exchange rate impact............................................................................................................................................. 239,400 Total intangible assets, net.................................................................................................................................................. $ 6,234,600 25

As of December 31, 2022 (Successor) Gross Carrying Amount Accumulated Amortization Net Carrying Amount Intangible Assets Being Amortized Broadcast and Multi System Operator relationships......................................................... $ 2,410,000 $ 259,500 $ 2,150,500 Advertiser relationships..................................................................................................... 1,330,000 172,500 1,157,500 Mexican Broadcast license................................................................................................ 273,300 13,900 259,400 Other amortizable intangibles............................................................................................ 159,800 18,000 141,800 Total......................................................................................................................... $ 4,173,100 $ 463,900 $ 3,709,200 Intangible Assets Not Being Amortized Broadcast licenses............................................................................................................................................................... 2,184,000 Trade names and other assets ............................................................................................................................................. 707,300 Total.......................................................................................................................................................................... 2,891,300 Impairment loss.................................................................................................................................................................. (143,700) Foreign exchange rate impact............................................................................................................................................. 122,400 Total intangible assets, net.................................................................................................................................................. $ 6,579,200 The Company’s estimated amortization expense is approximately $330.1 million, $330.0 million $326.6 million, $323.2 million and $322.6 million for each of the years ending December 31, 2024, 2025, 2026, 2027 and 2028, respectively. 9. Accounts Payable and Accrued Liabilities Accounts payable and accrued liabilities consist of the following: December 31, 2023 December 31, 2022 (Successor) (Successor) Trade accounts payable .......................................................................................... $ 239,400 $ 242,900 Accrued compensation ........................................................................................... 205,500 162,700 Program rights obligations..................................................................................... 119,300 63,200 Related party obligations (See Note 15)................................................................. 101,300 30,000 Accrued Value Added Tax payable........................................................................ 83,100 33,400 Accrued interest...................................................................................................... 64,500 79,100 Studio production payable...................................................................................... 35,700 47,200 Accrued restructuring, severance and related charges........................................... 29,400 26,600 Accrued revenue obligations.................................................................................. 17,400 35,300 Income tax payable................................................................................................. 6,100 23,600 Other accounts payable and accrued liabilities...................................................... 251,400 297,200 $ 1,153,100 $ 1,041,200 26

Restructuring, Severance and Related Charges The Company’s restructuring, severance and related charges, net of reversals, for the years ended December 31, 2023 and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) are summarized below. Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Successor) (Successor) (Predecessor) Restructuring: Activities initiated in 2020 and prior................................. $ 5,200 $ 6,400 $ 6,700 $ 7,600 Activities initiated in 2021................................................. — — 52,600 — Activities related to recent acquisitions............................... 48,200 56,700 — — Severance for individual employees and related charges.... — 5,400 — — Total restructuring, severance, and related charges........... $ 53,400 $ 68,500 $ 59,300 $ 7,600 The restructuring activities initiated in 2020 and prior were primarily intended to rationalize costs and the disruption caused by the COVID-19 pandemic, including lease-related expenses for leased properties no longer used. The restructuring activities initiated in 2021 were due to further initiatives to rationalize costs. Severance for individual employees and related charges relate primarily to severance arrangements with former employees unrelated to the Company’s restructuring activities. The following tables present the restructuring charges, net of reversals, by segment for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor). Year Ended December 31, 2023 (Successor) Employee Termination Benefits Contract Termination Costs/Other Total Charges Resulting From Restructuring Activities Initiated in 2020 and Prior Media and Entertainment................................................................................................... $ — $ 2,300 $ 2,300 Corporate............................................................................................................................ — 2,900 2,900 Charges Related to Recent Acquisitions Media and Entertainment................................................................................................... 30,700 1,900 32,600 Corporate............................................................................................................................ 7,400 8,200 15,600 Consolidated ........................................................................................................ $ 38,100 $ 15,300 $ 53,400 Year Ended December 31, 2022 (Successor) Employee Termination Benefits Contract Termination Costs/Other Total Charges Resulting From Restructuring Activities Initiated in 2020 and Prior Media and Entertainment................................................................................................... $ — $ 6,400 $ 6,400 Corporate............................................................................................................................ — — — Charges Related to Recent Acquisitions Media and Entertainment................................................................................................... 27,900 5,200 33,100 Corporate............................................................................................................................ 11,600 12,000 23,600 Consolidated ........................................................................................................ $ 39,500 $ 23,600 $ 63,100 27

Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Predecessor) Employee Termination Benefits Contract Termination Costs/Other Total Employee Termination Benefits Contract Termination Costs/Other Total Charges Resulting From Restructuring Activities Initiated in 2020 and Prior Media and Entertainment........................... $ (400) $ 4,500 $ 4,100 $ 900 $ 2,600 $ 3,500 Corporate.................................................... (100) 2,700 2,600 1,300 2,800 4,100 Charges Resulting From Restructuring Activities Initiated in 2021 Media and Entertainment........................... 6,400 3,200 9,600 — — — Corporate.................................................... 11,500 31,500 43,000 — — — Consolidated ................................ $ 17,400 $ 41,900 $ 59,300 $ 2,200 $ 5,400 $ 7,600 The following tables present the activity in the restructuring liabilities for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor). Accrued Restructuring as of December 31, 2022 Restructuring Expense Reversals Cash Payments and Other Accrued Restructuring as of December 31, 2023 (Successor) (Successor) Restructuring Activities Initiated in 2020 and Prior Employee termination benefits $ 500 $ — $ — $ — $ 500 Contract termination costs/other — 5,200 — (5,200) — Restructuring Activities Related to Recent Acquisitions Employee termination benefits 23,700 42,400 (4,300) (34,600) 27,200 Contract termination costs/other 2,400 12,600 (2,500) (10,800) 1,700 Consolidated $ 26,600 $ 60,200 $ (6,800) $ (50,600) $ 29,400 Accrued Restructuring as of December 31, 2021 Restructuring Expense Reversals Cash Payments and Other Accrued Restructuring as of December 31, 2022 (Successor) (Successor) Restructuring Activities Initiated in 20202 and Prior Employee termination benefits...................................... $ 2,400 $ — $ — $ (1,900) $ 500 Contract termination costs/other.................................... — 6,400 — (6,400) — Restructuring Activities Related to Recent Acquisitions Employee termination benefits...................................... 15,000 39,500 — (30,800) 23,700 Contract termination costs/other.................................... 15,100 20,800 (3,600) (29,900) 2,400 Consolidated.................................................... $ 32,500 $ 66,700 $ (3,600) $ (69,000) $ 26,600 Employee termination benefits accrued as of December 31, 2023 (Successor) are expected to be paid within twelve months from December 31, 2023 (Successor). Contract termination costs and other costs primarily relate to non-employees related items. All of the restructuring activities accrued as of December 31, 2023 (Successor) and December 31, 2022 (Successor) are included in current liabilities on the consolidated balance sheet. 10. Revenue Contract Balances Contract Liabilities For certain contractual arrangements, the Company receives cash consideration prior to providing the associated services resulting in deferred revenue recognition. In addition, the Company has recorded non-cash deferred revenue in connection with an obligation to Televisa to provide future advertising and promotion time. See Note 15. Related Party Transactions, under the heading “Televisa.” 28

The following table presents the deferred revenue for the Media and Entertainment segment as follows: December 31, 2023 December 31, 2022 (Successor) (Successor) Current portion: Deferred advertising and licensing revenue.................................................... $ 234,600 $ 169,100 Televisa deferred advertising.......................................................................... 10,600 10,300 Other deferred revenue ................................................................................... 38,900 24,700 Total current deferred revenue........................................................................ $ 284,100 $ 204,100 Non-current portion: Deferred advertising and licensing revenue.................................................... $ 47,200 $ 28,500 Televisa deferred advertising.......................................................................... 15,600 26,200 Other deferred revenue ................................................................................... 15,500 16,100 Total non-current deferred revenue ................................................................ $ 78,300 $ 70,800 Total deferred revenue .................................................................................... $ 362,400 $ 274,900 At December 31, 2023 (Successor), approximately $207.1 million of revenue was recognized that was included in the deferred revenue balance at December 31, 2022 (Successor). At December 31, 2022 (Successor), approximately $192.2 million of revenue was recognized that was included in the deferred revenue balance at December 31, 2021 (Successor). 11. Program Rights and Prepayments The table below present the components of the Company’s program rights and prepayments: December 31, 2023 December 31, 2022 (Successor) (Successor) Film group monetization: Internally produced program rights...................................................................................... Completed and released ................................................................................................... $ 328,800 $ 231,500 Completed and not released............................................................................................. 16,600 4,400 In-production.................................................................................................................... 353,000 150,400 Licensed movies and series program rights......................................................................... 309,900 302,700 Individual monetization: Licensed program rights and prepayments including sport rights........................................ 273,100 111,300 Total program rights and prepayments, at cost..................................................................... 1,281,400 800,300 Current portion ................................................................................................................... (116,000) (68,800) Non-current portion .............................................................................................................. $ 1,165,400 $ 731,500 Program rights amortization is recorded in direct operating expense and program rights impairments are recorded in the impairment loss line within consolidated statement of operations as follows: Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Successor) (Successor) (Predecessor) Film group monetization: Program rights amortization .............................................. $ 590,900 $ 445,100 $ 7,000 $ 4,200 Program rights impairment................................................ 10,900 19,000 — — Individual monetization: Program rights amortization .............................................. 298,400 464,300 164,800 65,400 Program rights impairment................................................ 6,500 2,500 5,900 19,700 Total program rights amortization and impairment expense.. $ 906,700 $ 930,900 $ 177,700 $ 89,300 For the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), the Company recognized non-cash impairment loss of $17.4 million and $21.5 million, respectively, primarily related to the write-down for content which will no longer be aired and sports rights with certain payments made in excess of recoverable amounts. During the period from May 18, 2021, 29 through December 31, 2021 (Successor), the Company recognized non-cash impairment loss of $5.9 million related to the write-down for content that was no longer aired. During the period from January 1, 2021, through May 17, 2021 (Predecessor), the Company recognized non-cash impairment loss of $19.7 million, related to the write-down of sports program rights, primarily resulting from the reduction in the number of games aired on the linear networks as well as certain payments made in excess of recoverable amounts Total expected amortization by fiscal year of completed (released and not released) produced, licensed and acquired library content on the consolidated balance sheet as of December 31, 2023 (Successor) is as follows: Monetized As a Group Monetized Individually Total Produced content Completed and released 2024........................................................................................................................ $ 172,700 $ — $ 172,700 2025........................................................................................................................ 147,900 — 147,900 2026........................................................................................................................ 74,500 — 74,500 Completed and not released 2024........................................................................................................................ 7,200 — 7,200 Licensed content - Program rights and advances 2024........................................................................................................................ 83,200 113,900 197,100 2025........................................................................................................................ 71,000 8,700 79,700 2026........................................................................................................................ 55,100 110,000 165,100 12. Financial Instruments and Fair Value Measures The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value. Accounts Receivable – The Company’s accounts receivable arise from the sale of advertising on broadcast and cable networks, local television and radio stations that generate advertising revenue. The Company also generates revenue from the sale of display, mobile and video advertising, as well as sponsorships, on our various digital properties. In addition, accounts receivable arise through subscriber fee revenue from fees charged for the right to view the programming content of the Company’s broadcast networks, cable networks and stations through a variety of distribution platforms and viewing devices. Subscriber fee revenue is principally comprised of fees received from MVPDs and vMVPDs for carriage of the Company’s networks and for carriage of the Univision and UniMás broadcast networks aired on the Company’s owned television stations as well as fees for digital content. The Company considers a number of factors in estimating the credit losses associated with its accounts receivable including historical experience, the current financial condition of an individual customer and overall market conditions. The Company evaluates its credit losses on a customer by customer basis. The following table provides the details of the Company’s expected credit loss reserve: Balance as of December 31, 2022 Provision for expected credit losses Write-offs Recoveries Foreign currency exchange rate impact and others Balance as of December 31, 2023 (Successor) (Successor) Expected credit loss reserve ............ $ 25,800 $ 31,200 $ (5,500) $ (18,800) $ (1,500) $ 31,200 Balance as of December 31, 2021 Provision for expected credit losses Write-offs Recoveries Foreign currency exchange rate impact and others Balance as of December 31, 2022 (Successor) (Successor) Expected credit loss reserve............. $ 4,400 $ 20,100 $ (2,300) $ (200) $ 3,800 $ 25,800 Interest Rate Swaps—The Company uses interest rate swaps to manage its interest rate risk. These interest rate swaps are measured at fair value primarily using significant other observable inputs (Level 2). In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. See Note 17. Interest Rate Swaps. 30

The majority of inputs into the valuations of the Company’s interest rate swap derivatives include market-observable data such as interest rate curves, volatilities, and information derived from, or corroborated by market-observable data. Additionally, a specific unobservable input used by the Company in determining the fair value of its interest rate derivatives is an estimation of current credit spreads to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. The inputs utilized for the Company’s own credit spread are based on implied spreads from its privately placed debt securities with an established trading market. For counterparties with publicly available credit information, the credit spreads over the Secured Overnight Financing Rate ("SOFR") used in the calculations represent implied credit default swap spreads obtained from a third-party credit data provider. Once these spreads have been obtained, they are used in the fair value calculation to determine the credit valuation adjustment (“CVA”) component of the derivative valuation. Based on the Company’s assessment of the significance of the CVA, it is not considered a significant input. The Company has determined that its derivative valuations in their entirety are classified as Level 2 measurements. The Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio. Equity Investments Not Accounted for Under the Equity Method—The fair value of the Entravision Communications Corporation (“Entravision”) investment is based on the market value of Entravision’s Class A common stock which is a Level 1 input. See Note 13. Investments. The Company holds equity positions in several small early-stage entities which may not have readily determinable fair values. For such securities, the Company utilizes the measurement alternative to carry these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. When indicators of impairment exist for these investments, the Company prepares quantitative assessments of the fair value of its investments in equity securities, which require judgment and the use of estimates that are generally based on unobservable Level 3 inputs. Asset measured at fair value on a nonrecurring basis—The Company’s non-financial assets, such as goodwill, intangible assets, right-of-use assets, property and equipment, are adjusted to fair value when an impairment is recognized and purchase accounting occurs. The Company’s financial assets, comprising equity securities without readily determinable fair values, are adjusted to fair value when observable price changes are identified or an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs. Fair Value of Debt Instruments—The carrying amount and fair value of the Company’s debt instruments as of December 31, 2023 and December 31, 2022 are set out in the following table. The fair values of the credit facilities are based on market prices (Level 1). The fair values of the senior notes are based on market yield curves based on credit rating (Level 2). See Note 16. Debt for information on recent financing transactions. As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) Carrying Amount Fair Value Carrying Amount Fair Value Replacement bank senior secured revolving credit facility maturing in 2025.. $ — $ — $ — $ — Replacement bank senior secured revolving credit facility maturing in 2027.. — — — — Bank senior secured term loan facility maturing in 2024........................... — — 361,400 360,800 Bank senior secured term loan facility maturing in 2026........................... 1,899,700 1,917,100 1,912,900 1,900,400 2022 Term Loan A Facility maturing in 2027............................................ 750,500 752,700 484,600 481,400 Bank senior secured term loan facility maturing in January 2029 ............. 995,500 1,027,800 998,900 1,010,800 2022 Term Loan B Facility maturing in June 2029.................................... 478,300 493,100 480,100 490,000 Senior Secured Notes: 5.125% Senior Secured Notes due 2025................................................ 342,500 340,200 1,493,700 1,409,100 6.625% Senior Secured Notes due 2027................................................ 1,561,900 1,494,100 1,578,000 1,450,900 8.000% Senior Secured Notes due 2028................................................ 1,191,100 1,239,300 — — 4.500% Senior Secured Notes due 2029................................................ 1,036,800 938,700 1,034,300 876,200 7.375% Senior Secured Notes due 2030................................................ 892,500 898,900 891,400 860,500 Accounts receivable facility maturing in 2026........................................... 100,000 100,000 100,000 100,000 Note payable with Grupo Televisa ............................................................. 198,700 209,500 294,700 294,700 Other long-term debt .................................................................................. 7,100 7,100 — — $ 9,454,600 $ 9,418,500 $ 9,630,000 $ 9,234,800 31

13. Investments The carrying amount of the Company’s unconsolidated investments is as follows: December 31, 2023 December 31, 2022 (Successor) (Successor) Entravision..................................................................................................................... $ 39,000 $ 44,900 Equity method investments: Combate................................................................................................................... — 28,600 Other equity method investments............................................................................ 1,600 1,900 Equity investments without readily determinable values.............................................. 238,700 163,700 Total investments ........................................................................................................ $ 279,300 $ 239,100 Entravision The Company holds 9.4 million shares of Entravision Class U shares which have limited voting rights and are not publicly traded but are convertible into Class A common stock upon sale of these shares to a third party. The Company considers these Class U shares to have a readily determinable fair value based on Entravision’s Class A shares. The fair value of the Company’s investment of Entravision as of December 31, 2023 (Successor) and December 31, 2022 (Successor) is $39.0 million and $44.9 million, respectively. For the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), the Company recorded a loss on this investment of $5.9 million and $18.5 million, respectively, in “Other, net” within the Company’s consolidated statements of operations related to changes in the fair value of Entravision’s shares. For the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), the Company recorded a gain on this investment of $25.3 million and $12.4 million, respectively, in “Other, net” within the Company’s consolidated statements of operations related to changes in the fair value of Entravision’s shares. Equity Method Investments Combate On April 9, 2021, the Company acquired a 27.6% equity interest in Combate Americas, LLC (“Combate”) a premier Hispanic Mixed Martial Arts sports franchise and includes reality TV programming, live events and mobile programming for $32.1 million. The carrying amount of the Company’s investment in Combate as of December 31, 2023 (Successor) and December 31, 2022 (Successor), zero and $28.6 million, respectively. For the year ended December 31, 2023 (Successor), the Company recorded a loss of $29.2 million, in “Other, net” within the Company’s consolidated statements of operations reflecting the full impairment of our Combate equity investment and share of equity loss. For the year ended December 31, 2022 (Successor), periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), the Company recorded a loss of $1.9 million, $1.6 million and zero, respectively, in “Other, net” within the Company’s consolidated statements of operations related to the equity investment in Combate. Equity investments without readily determinable fair values The Company holds several equity positions in small early-stage entities in various industries and these equity investment do not have readily determinable fair values. The following table presents a summary of the unrealized pre-tax gains and losses in “Other, net” within the Company’s consolidated statements of operations as adjustments to the carrying amounts of equity securities without readily determinable fair values held at: December 31, 2023 December 31, 2022 (Successor) (Successor) Upward adjustments gross unrealized $ — $ — Downward adjustments gross unrealized 17,100 20,200 $ 17,100 $ 20,200 The cumulative upward and downward adjustments (including impairments) to the carrying amount of equity securities without readily determinable fair values at December 31, 2023 and December 31, 2022 were $37.3 million and $20.2 million, respectively. 32

14. Acquisitions Argos Acquisition On June 1, 2023, the Company increased ownership in Argos, a Mexican entity, from an existing equity-method investment of 39.5% to a 95% controlling financial interest by primarily assuming existing long-term debt net of cash acquired. The transaction of Argos is accounted for as a business combination under the scope of ASC 805. The overall purchase consideration was not material and there was no material effect in the consolidated balance sheets or statements of operations regarding this step acquisition. This is a strategic transaction that brings state-of-the-art production equipment and expands the production capacity in the Company’s original Spanish content. Pantaya Acquisition On September 13, 2022, the Company acquired a 100% equity interest in Pantaya, LLC (“Pantaya”), a U.S. streaming platform focused on Spanish-language content for a preliminary purchase consideration of $141.7 million, which was subject to a working capital adjustment and the transfer of some Puerto Rican assets pending FCC approval. In 2023 the Company recognized a gain of $32.4 million within "Gain on disposition" in the consolidated statements of operations related to the transfer of these assets. During 2023, the Company completed the purchase accounting which resulted in a goodwill increase of $12.1 million. The primary adjustment related to the completion of the assessment of the fair value of the radio assets transferred after obtaining the approval by the FCC which increased the estimated preliminary purchase consideration. The final purchase consideration of $151.2 million was comprised of $120.2 million cash consideration and the fair value of the Puerto Rican radio assets transferred on August 31, 2023 after obtaining FCC approval. The acquisition of Pantaya is accounted for as a business combination under the scope of ASC 805. The Pantaya acquisition enhanced our ongoing digital transformation by bringing together highly complementary streaming assets and building up our subscriber base. The fair value of the assets acquired and liabilities assumed was determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the business. The fair value for the e-commerce and wholesale/partner relationships was determined using the multi-period excess earnings method. The summary of intangible assets acquired and the estimated useful life as of the acquisition date (amounts in thousands). Fair Value Estimated Useful Life in Years e-commerce relationships.................................................................... $ 13,100 4.5 Wholesale / Partner relationships........................................................ 11,500 3.5 Total intangible assets acquired........................................................... $ 24,600 The Pantaya acquisition resulted in the recognition of goodwill of $108.9 million which is assigned to the Media and Entertainment reportable segment. The full amount of goodwill is not deductible for tax purposes. The goodwill recognized is due to (i) the ability to integrate the Pantaya subscribers into the Company’s ViX, subscription streaming service and (ii) existing Pantaya assembled workforce and know-how acquired as part of the transaction. The Pantaya acquisition did not materially affect the Company’s results. For the year ended December 31, 2022 (Successor), the Company incurred $4.2 million of acquisition related costs which are expensed and recorded within “Other, net” in the consolidated statements of operations. 15. Related Party Transactions Televisa, Searchlight, ForgeLight, Liberty and Google Management Services Agreement An affiliate of ForgeLight (the “Consultant”) and the Company’s Chief Executive Officer, Mr. Wade Davis, have entered into a management services agreement with UHI and UCI dated January 28, 2021. The term of the management services agreement is indefinite, subject to certain rights of termination and resignation by either party. In compensation for the services provided under the management services agreement, UCI has agreed to pay the Consultant an annual management services fee of $3.0 million, a supplemental fee in a target amount of 100% of the management services fee, certain aircraft allowances and certain other benefits. In 33 addition, the Consultant holds an equity grant of Class C subordinated common stock 842,128 shares of TelevisaUnivision. The shares of Class C subordinated common stock issued in the equity grant are subject to time-based vesting and automatic vesting upon the occurrence of certain specified events. As of December 31, 2023 the Consultant has vested in 631,596 of the Class C subordinated stock. If the Consultant is terminated or resigns under certain circumstances, TelevisaUnivision has agreed to pay a termination fee of 150% of the management services fee over the twelve months following such termination or resignation and a prorated portion of the supplemental fee. Google Agreements In connection with the TelevisaUnivision Transaction, on January 31, 2022, Google LLC (“Google”) became an investor in UH Holdco. As of December 31, 2023, Google held 14.9% of UH Holdco’s Series C preferred shares. In addition, during 2021, the Company and certain of its Affiliates entered into a suite of commercial agreements with Google and certain of its Affiliates, to provide the Company with the technology framework necessary for the Company’s engineering team to build its streaming platform for the ViX streaming services. These commercial arrangements include, most notably, a $1.1 billion commitment to purchase Google’s cloud services over eight years and a $61.0 million commitment to purchase advertising and related services over five years. Later in 2021, the Company also entered into an agreement to launch its stations and services on Google’s YouTubeTV vMVPD platform. Other ordinary course agreements between Google and the Company also exist, such as a market developer agreement for inclusion of the Company’s streaming apps in Google’s Play store. Pantaya Transaction On September 12, 2022, the Company acquired a 100% equity interest in Pantaya, LLC (“Pantaya”) from a subsidiary of Searchlight, (see Note 14. Acquisitions). As part of this acquisition the Company signed an agreement with the subsidiary of Searchlight to provide certain consulting services related to the operations of the radio stations transferred as part of the Pantaya acquisition. Other Agreements and Transactions Pursuant to the Second Amended and Restated Stockholders Agreement, dated as of January 31, 2022 (as amended from time to time), entered into by UCI, TelevisaUnivision (formerly known as UH Holdco), and Broadcast Media Partners Holdings, Inc., with Searchlight, ForgeLight, Liberty, Google, Raine, Softbank, Televisa and other stockholders party thereto, UCI’s Board of Directors and any observers to the Board of Directors are entitled to reimbursement by UCI of any reasonable out-of-pocket expenses incurred by such directors or observers in connection with attending any meeting of the Board of Directors or any committee thereof. There were no out-of-pocket expenses for the years ended December 31, 2023, 2022 or 2021. Searchlight and ForgeLight are private investment firms that may have investments in companies that may do business with the Company. Televisa Transactions Program License Agreement (as amended, the “PLA”) Prior to the TelevisaUnivision Transaction and pursuant to the program license agreement entered into effective 2011 (the “2011 PLA”) and a predecessor program license agreement (the “Prior PLA”) between Televisa and UCI, UCI committed to provide future advertising and promotion time at no charge to Televisa, with a cumulative historical fair value of $970.0 million. The remaining carrying amount under these advertising and promotion time commitments as of December 31, 2021 was $197.3 million, based on the fair value of UCI’s advertising commitments determined in the Reorganization purchase accounting and was recorded as deferred revenue. As result of the TelevisaUnivision Transaction and the termination of the 2011 PLA and Prior PLA, the fair value of the remaining obligation related to the advertising and promotion time was settled in full, and separately, as part of the total consideration exchanged in the TelevisaUnivision Transaction. No gain or loss was recorded in conjunction with settling this pre-existing contractual relationship as the $196.5 million deferred revenue obligation as of the settlement date was determined to be equal to its fair value. The PLA deferred revenue obligation was settled through a combination of cash and non- cash consideration, including commitment to provide free advertising for use by Televisa and its subsidiaries at no cost for promotion of the soccer team and related assets of Club Fútbol América S.A. de C.V., a subsidiary of Televisa, through the 2025/2026 Mexican soccer season, which was determined to have a fair value of $45.7 million with remaining amount deferred included in deferred revenue (See Note 10. Revenue Contract Balances). For the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), UCI satisfied its commitment to provide advertising and promotion time at no charge to Televisa for the periods resulting in revenue recognized of 34

$10.3 million, $10.0 million, $22.1 million and $16.8 million, respectively. The deferred revenue is earned and revenue is recognized as advertising revenue as the related advertising and promotion time is provided. As discussed in Note 3. TelevisaUnivision Transaction, on April 13, 2021, a definite agreement was entered into (the “Transaction Agreement”) pursuant to which, among other things, a subsidiary of UHI agreed to acquire Televisa’s content and media assets (other than certain assets related to the news content business and concessions). The TelevisaUnivision Transaction closed on January 31, 2022. As a result of the TelevisaUnivision Transaction, the Company and its subsidiaries and Televisa and its subsidiaries have entered into a number of commercial agreements with respect to certain broadcasting rights, licenses, leasing agreements, and transition services. The following table lists the significant related party arrangements between the Company and Televisa and its affiliates as of December 31, 2023 (Successor) and December 31, 2022 (Successor): Description Consolidated Balance Sheet Location December 31, 2023 December 31, 2022 Accounts receivable (a).................................. Accounts receivable, net $ 64,800 $ 45,900 Prepaid assets................................................. Prepaid expenses and other — 300 Accrued interest ............................................. Accounts payable & accrued liabilities — 32,200 Accrued expenses (a)..................................... Accounts payable & accrued liabilities 101,300 30,000 Televisa deferred advertising - current .......... Deferred revenue 10,600 10,300 Televisa deferred advertising - non current ... Deferred revenue (non current) 15,600 26,200 Note Payable - current ................................... Current portion of long-term debt and finance lease obligations 106,100 294,700 Note Payable - non-current............................ Long-term debt and finance lease obligations 92,600 — Finance lease obligation and related assets - current ............................................................ Current portion of long-term debt and finance lease obligations 13,500 39,500 Finance lease obligation and related assets - non-current..................................................... Long-term debt and finance lease obligations 353,500 272,800 Accrued interest ............................................. Other long-term liabilities 74,800 — (a) Accounts receivable primarily relates to advertising and subscription revenue with Televisa and its affiliates. The Company recognized $365.8 and $267.1 million primarily of subscription revenue from Televisa and its affiliates for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), respectively. The Company recognized $224.8 million of expenses primarily related to depreciation expense and interest expense related to leases, interest expense related to the note payable and other administrated services from Televisa and its affiliates for the years ended December 31, 2023 (Successor). The Company recognized $223.7 million of expenses primarily related to license fees, depreciation expense and interest expense related to leases, interest expense related to the note payable and other administrated services from Televisa and its affiliates for the years ended and December 31, 2022 (Successor). Accrued expenses primarily relates to administrative services provided by Televisa and its affiliates, net of certain related party receivables. As of December 31, 2023 (Successor) and December 31, 2022 (Successor), the Company paid $308.0 million and $242.6 million, respectively to Televisa and its affiliates. Univision Holdings, Inc. and TelevisaUnivision, Inc. During the year ended December 31, 2023 (Successor), and December 31, 2022 (Successor), the Company paid Series B cumulative preferred stock dividends on behalf of TelevisaUnivision of $41.3 million and $37.8 million, respectively. During the year ended December 31, 2022 (Successor), the Company repurchased shares of common stock of $13.3 million and made tax payments related to net share settlement equity awards to Univision employees of $4.1 million. During the period from January 1, 2021 through May 17, 2021 (Predecessor), UHI made tax payments related to net share settlement on its equity awards to employees of $0.8 million. During the period from May 18, 2021 through December 31, 2021 (Successor), UH Holdco repurchased shares of common stock of $1.0 million and made tax payments related to net share settlement equity awards to Univision employees of $3.2 million. 35

16. Debt Long-term debt consists of the following: December 31, 2023 December 31, 2022 (Successor) (Successor) Replacement bank senior secured revolving credit facility maturing in 2025............................ $ — $ — Replacement bank senior secured revolving credit facility maturing in 2027............................ — — Bank senior secured term loan facility maturing in 2024 ........................................................... — 361,400 Bank senior secured term loan facility maturing in 2026 ........................................................... 1,899,700 1,912,900 2022 Term Loan A Facility maturing in 2027 ............................................................................ 750,500 484,600 Bank senior secured term loan facility maturing in January 2029.............................................. 995,500 998,900 2022 Term Loan B Facility maturing in June 2029 .................................................................... 478,300 480,100 Senior Secured Notes:................................................................................................................. 5.125% Senior Secured Notes due 2025 ................................................................................ 342,500 1,493,700 6.625% Senior Secured Notes due 2027 ................................................................................ 1,561,900 1,578,000 8.000% Senior Secured Notes due 2028 ................................................................................ 1,191,100 — 4.500% Senior Secured Notes due 2029 ................................................................................ 1,036,800 1,034,300 7.375% Senior Secured Notes due 2030 ................................................................................ 892,500 891,400 Accounts receivable facility maturing in 2026............................................................................ 100,000 100,000 Note payable to Grupo Televisa.................................................................................................. 198,700 294,700 Finance lease ............................................................................................................................... 425,000 395,200 Other long-term debt................................................................................................................... 7,100 — 9,879,600 10,025,200 Less current portion..................................................................................................................... (308,500) (113,800) Long-term debt and finance lease and other obligations............................................................. $ 9,571,100 $ 9,911,400 Approximately $83.1 million and $83.1 million of deferred financing costs are presented as a direct reduction of the Company’s long-term debt in the consolidated balance sheet as of December 31, 2023 (Successor) and December 31, 2022 (Successor), respectively. At December 31, 2023 (Successor) and December 31, 2022 (Successor), other assets include $1.0 million and $1.3 million, respectively, of deferred financing costs related to the Company’s revolving credit facilities. The following table details the principal and carrying amounts of the Company’s long-term debt as of December 31, 2023 (Successor). The difference between principal and carrying amount is made up of the $83.1 million of deferred financing costs discussed above and $47.7 million of unamortized fair value adjustments resulting from the Reorganization and the premium or discount arising from the new debt issuance. Principal Fair Value Adjustments/ (Discount) and (Deferred Financing Costs) Carrying Amount Bank senior secured term loan facility maturing in 2026......................... 1,914,700 (15,000) 1,899,700 2022 Term Loan A Facility maturing in 2027.......................................... 754,600 (4,100) 750,500 Bank senior secured term loan facility maturing in January 2029 ........... 1,031,700 (36,200) 995,500 2022 Term Loan B Facility maturing in June 2029.................................. 492,500 (14,200) 478,300 Senior Secured Notes: 5.125% Senior Secured Notes due 2025.............................................. 340,700 1,800 342,500 6.625% Senior Secured Notes due 2027.............................................. 1,500,000 61,900 1,561,900 8.000% Senior Secured Notes due 2028.............................................. 1,200,000 (8,900) 1,191,100 4.500% Senior Secured Notes due 2029.............................................. 1,050,000 (13,200) 1,036,800 7.375% Senior Secured Notes due 2030.............................................. 900,000 (7,500) 892,500 Accounts receivable facility maturing in 2026......................................... 100,000 — 100,000 Note payable with Grupo Televisa ........................................................... 198,700 — 198,700 Finance lease ............................................................................................ 425,000 — 425,000 Other long-term debt................................................................................ 7,100 — 7,100 $ 9,915,000 $ (35,400) $ 9,879,600 36

Debt Instruments 2023 Financing Transactions On December 18, 2023, UCI issued an additional $700.0 million aggregate principal amount of its existing 8.000% senior notes due August 15, 2028 (the “December 2023 senior notes”). The December 2023 senior notes were issued under the same indenture governing the initial 2028 senior notes (as defined below), have the same terms as the initial 2028 senior notes and are treated as a single series with the initial 2028 notes. The December 2023 senior notes were priced at 100.500%. UCI concurrently used the proceeds to make a $700.0 million partial redemption of the 5.125% senior notes due 2025. On August 28, 2023, UCI issued senior secured debt of $100.0 million made up of a bank senior secured term loan A facility maturing in 2027 (subject to the Springing Maturity Date (as defined below)), which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (the “August 2023 Term Loan A Facility”). UCI concurrently utilized the proceeds of the August 2023 Term Loan A Facility to make a $100.0 million partial redemption of the 5.125% senior notes due 2025. On August 7, 2023, UCI issued $500.0 million 8.000% senior notes due August 15, 2028 (the “initial 2028 senior notes”). UCI concurrently used the proceeds to prepay all of the $161.3 million the remaining balance of the bank senior secured term B facility maturing in 2024 (the “2024 term loans”) and to make a $338.7 million partial redemption of the 5.125% senior notes due 2025. On July 26, 2023, UCI issued senior secured debt of $100.0 million made up of a bank senior secured term loan A facility maturing in 2027 (subject to the Springing Maturity Date (as defined below)), which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (the “July 2023 Term Loan A Facility”). UCI concurrently utilized the proceeds of the July 2023 Term Loan A Facility to make a $100.0 million partial prepayment of the 2024 term loans. On June 30, 2023, UCI issued senior secured debt of $100.0 million made up entirely of a bank senior secured term loan A facility maturing in 2027 (subject to the Springing Maturity Date (as defined below)), which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (as defined below) (the “June 2023 Term Loan A Facility”). UCI utilized the proceeds of the June 2023 Term Loan A Facility to make a $100.0 million partial prepayment of the 2024 term loans. 2022 Financing Transactions On August 26, 2022, UCI issued $400.0 million in additional aggregate principal amount of its existing 7.375% Senior Secured Notes due 2030 (the “additional 2030 notes”). The additional 2030 notes were issued under the same indenture governing the initial 2030 notes, have the same terms as the initial 2030 notes and are treated as a single series with the initial 2030 notes. The additional 2030 notes were priced at 101.500%. As of December 31, 2022, after giving effect to the issuance of the additional 2030 notes, UCI has $900.0 million aggregate principal amount of its 7.375% Senior Secured Notes due 2030 outstanding. On June 24, 2022, UCI issued senior secured debt of $1.5 billion made up of (i) a $500.0 million bank senior secured term loan A facility maturing in 2027 (the “2022 Term Loan A Facility”), (ii) a $500.0 million bank senior secured term loan B facility maturing in June 2029 (the “2022 Term Loan B Facility”) and (iii) $500.0 million in aggregate principal amount of 7.375% Senior Secured Notes due 2030 (the “initial 2030 notes”). UCI utilized the debt issuance proceeds to (x) redeem all of the outstanding 9.5% Senior Secured Notes due 2025 of $370.0 million and (y) make a $1,130.0 million partial prepayment of the bank senior secured term loan B facility maturing in 2024 (the “2024 term loans”). On January 31, 2022, UCI entered into a new bank credit agreement (the “2022 Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, which provided a new senior secured term loan B facility of $1,050.0 million with a maturity date of January 31, 2029 (the “January 2029 term loans”). The 2022 Credit Agreement was further amended on June 24, 2022 to provide for the 2022 Term Loan B Facility, which is treated as a separate class of term loans from the January 2029 term loans. As of December 31, 2022, UCI had two separate credit agreements (i) the 2007 Credit Agreement with Goldman Sachs, as administrative agent, and (ii) the 2022 Credit Agreement (defined above). Senior Secured Credit Facilities Bank senior secured revolving credit facility — At December 31, 2023, UCI had no outstanding balance on the bank revolving credit facility and UCI had $610.0 million available for borrowing under its bank revolving credit facility following the June 2022 Amendment (as defined below). 37

On June 24, 2020, UCI entered into an amendment (the “June 2020 Amendment”) to the 2007 Credit Agreement governing UCI’s senior secured revolving credit facility and senior secured term loan facility, which are referred to collectively as the “Senior Secured Credit Facilities.” The June 2020 Amendment, among other things, (a) provided for a new class of revolving credit commitments that refinanced and decreased the commitments under the then existing revolving credit facility from $850.0 million to $610.0 million (with a letter of credit sub-facility thereunder of $175.0 million), subject to an unused commitment fee in an amount equal to 0.35% per annum on the average unused daily revolving credit balance, which matures on April 30, 2025 (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement), and (b) facilitated the incurrence of replacement term loans in an aggregate principal amount of approximately $2.0 billion (the “2026 term loans”) to refinance a portion of the 2024 term loans, with the replacement term loans having a maturity date of March 15, 2026 and amortizing at 1.0% per annum on a quarterly basis, commencing on September 30, 2020. The revolver drawings bear interest at SOFR (with no floor) and a margin of 3.75% per annum or an alternate base rate and a margin of 2.75% per annum (in each case, with leverage-based step downs consistent with the 2007 Credit Agreement), and the replacement term loans bear interest at SOFR (with a SOFR floor of 1.00% per annum) plus an applicable margin of 3.75% per annum or an alternate base rate and a margin of 2.75% per annum (with no leveraged-based step downs). Approximately $1,922.7 million of 2024 term loans were not amended in the June 2020 Amendment, and continued to have a maturity date of March 15, 2024 and bear interest at the rates otherwise set forth in the existing credit agreement. The full $1,922.7 million balance was subsequently repaid with proceeds from the applicable 2022 and 2023 refinancing transactions described above. As a result of the amendment UCI entered into on July 7, 2021 to the 2007 Credit Agreement (the “July 2021 Amendment”), a portion of UCI’s existing term loans, to the extent not prepaid at the election of the Lenders, were converted into a new tranche of term loans, in an aggregate principal amount of approximately $1,963.8 million as of March 31, 2021 having a maturity date of March 15, 2026 (on and after the effectiveness of the July 2021 Amendment, the “2026 Term Loans”). The July 2021 Amendment decreased, upon the consummation of the TelevisaUnivision Transaction, the interest rate payable on such term loans to a percentage per annum of either (i) an adjusted LIBOR rate plus 3.25% or (ii) an alternate base rate (defined as the highest of (x) The Wall Street Journal prime rate, (y) the federal funds effective rate plus 0.50% per annum and (z) the one-month adjusted LIBOR rate plus 1%) plus 2.25%. For interest periods starting after the cessation of LIBOR on June 30, 2023, the 2026 term loans bear interest at adjusted Term SOFR plus a margin of 3.25% per annum with a 0.75% per annum SOFR floor or an alternate base rate plus a margin of 2.25% per annum. The July 2021 Amendment also made additional changes to align the material terms of the 2007 Credit Agreement with the 2029 Term Loan Facility upon the effective date of the 2022 Credit Agreement. On June 24, 2022, UCI entered into an amendment (the “June 2022 Amendment”) to its Senior Secured Credit Facilities to, among other things, establish a new class of revolving credit commitments in an aggregate principal amount of $522.0 million, which have a five year maturity date (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement; such earlier date, the “Springing Maturity Date”) and accrue interest at the Term SOFR rate with an interest rate margin tied to UCI’s leverage ratio ranging from 2.75%-3.75% per annum for Term SOFR loans and ranging from 1.75%-2.75% per annum for base rate loans (each with leverage-based step downs), which replace substantially all of the existing senior secured revolving credit facility described above, with exception to Deutsche Bank AG New York Branch’s $88.0 million commitment which matures on April 30, 2025 (subject to the springing maturity date provided in the June 2020 Amendment); provided that, UCI may, in its sole discretion and subject to the terms of the Senior Secured Credit Facilities, elect to terminate any of such non-extended commitments under the senior secured revolving credit facility altogether and/or cause any of such non-extended commitments to be assigned to a lender who will cause them to be a part of the new class of revolving credit commitments. The extended senior secured revolving credit facility and non-extended senior secured revolving credit facility are collectively referred to as the “senior secured revolving credit facilities”. Bank senior secured term loan facility maturing in 2024 – On June 24, 2022, UCI partially prepaid the principal balance of $1,130.0 million of the 2024 term loan using the proceeds from the issuance of 2022 Term Loan A Facility, the 2022 Term Loan B Facility and the initial 2030 notes. On August 26, 2022, UCI used the net proceeds from the additional 2030 notes issuance to prepay an additional $406.0 million of the 2024 term loans. On June 30, 2023, UCI partially prepaid the principal balance of $100.0 million using the proceeds from the issuance of the June 2023 Term Loan A Facility. On July 26, 2023, UCI partially prepaid the principal balance of $100.0 million using the proceeds from the issuance of the July 2023 Term Loan A Facility. On August 7, 2023, UCI fully prepaid all of the remaining principal balance of $161.3 million using proceeds from the issuance of the initial 2028 senior notes. The interest rate payable on such term loans was equal to a percentage per annum of either (i) an adjusted LIBOR rate plus 2.75% or (ii) an alternate base rate (defined as the highest of (x) The Wall Street Journal prime rate, (y) the federal funds effective rate plus 0.50% per annum and (z) the one-month adjusted LIBOR rate plus 1%) plus 1.75%. Bank senior secured term loan facility maturing in 2026 – As of December 31, 2023, the total aggregate principal amount of the 2026 term loan was $1,914.7 million, the unamortized deferred financing costs balance was $4.6 million, and the unamortized fair value adjustment as a result of the Reorganization was $10.4 million. In July 2021, UCI entered into an amendment of its senior 38 secured credit agreement to reprice the 2026 term loans to LIBOR plus a margin of 3.25% per annum with a 0.75% per annum LIBOR floor. For interest periods starting after the cessation of LIBOR on June 30, 2023, the 2026 term loans bear interest at adjusted Term SOFR plus a margin of 3.25% per annum with a 0.75% per annum SOFR floor or an alternate base rate and a margin of 2.25% per annum. The repriced 2026 term loans have a maturity date of March 15, 2026 and amortize at 1.0% per annum on a quarterly basis, commencing on September 30, 2021. Bank senior secured term loan facility maturing in 2027 - On June 24, 2022, UCI entered into the June 2022 Amendment to its Senior Secured Credit Facilities to, among other things, (a) establish a non-fungible tranche of senior secured “term A” loans (the “Term Loan A Facility”) and (b) make a prepayment of the 2024 term loans. The Term Loan A Facility has a five-year maturity date (subject to the Springing Maturity Date) and has an interest rate margin tied to UCI’s leverage ratio ranging from 2.75%-3.75% per annum for Term SOFR loans and ranging from 1.75%-2.75% per annum for base rate loans (each with leverage-based step downs). The loans under the Term Loan A Facility amortize at 5.0% per annum on a quarterly basis, commencing on September 30, 2022. UCI used the proceeds from the issuance of the Term Loan A Facility to fund the partial prepayment of the 2024 terms loans. The partial prepayment occurred concurrently with the closing of the Term Loan A Facility on June 24, 2022. On June 30, 2023, UCI issued a $100.0 million bank senior secured term loan A facility maturing in 2027 (subject to the Springing Maturity Date), which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (the June 2023 Term Loan A Facility). The loans under the June 2023 Term Loan A Facility bear interest and amortize at the same rates as the loans under the 2022 Term Loan A Facility. UCI used the proceeds from the issuance of the June 2023 Term Loan A Facility to make a partial prepayment of the 2024 term loans. The partial prepayment occurred concurrently with the closing of the June 2023 Term Loan A Facility on June 30, 2023. On July 26, 2023, UCI issued a $100.0 million bank senior secured term loan A facility maturing in 2027 (subject to the Springing Maturity Date), which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (the July 2023 Term Loan A Facility). The loans under the July 2023 Term Loan A Facility bear interest and amortize at the same rates as the loans under the 2022 Term Loan A Facility. UCI used the proceeds from the issuance of the July 2023 Term Loan A Facility to make a partial prepayment of the 2024 term loans. The partial prepayment occurred concurrently with the closing of the July 2023 Term Loan A Facility on July 26, 2023. On August 28, 2023, UCI issued a $100.0 million bank senior secured term loan A facility maturing in 2027 (subject to the Springing Maturity Date), which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (the August 2023 Term Loan A Facility). The loans under the August 2023 Term Loan A Facility bear interest and amortize at the same rates as the loans under the 2022 Term Loan A Facility. UCI used the proceeds from the issuance of the August 2023 Term Loan A Facility to make a partial prepayment of the 5.125% senior notes due 2025. The partial prepayment occurred concurrently with the closing of the August 2023 Term Loan A Facility on August 28, 2023. As of December 31, 2023, the total aggregate principal amount of the Term Loan A Facility was $754.6 million,which includes the issuance of June 2023 Term Loan A Facility discussed above, and the unamortized deferred financing costs balance was $4.1 million. Bank senior secured term loan facilities maturing in 2029 – On January 31, 2022, UCI entered into the 2022 Credit Agreement, which initially provided for the January 2029 term loans that were funded in full in connection with the closing of the TelevisaUnivision Transaction on January 31, 2022. UCI may choose to pay interest on the January 2029 term loans at either a SOFR-based rate (with a SOFR floor of 0.75%) or a base rate, in each case plus a margin of (i) 2.250% per annum for base rate loans or (ii) 3.250% per annum for SOFR rate loans. The January 2029 term loans are subject to amortization in equal quarterly installments (commencing on June 30, 2022) of principal in an aggregate amount equal to 1.00% per annum, with the remaining balance payable at the final date of maturity. The January 2029 term loans are guaranteed by Broadcast Holdings and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions), and are secured by, among other things, substantially all of the assets of UCI, Broadcast Holdings and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions). The priority of security interests and related creditors’ rights for the January 2029 term loans are set forth in an intercreditor agreement. As of December 31, 2023, the total aggregate principal amount of the January 2029 term loans was $1,031.7 million, and the unamortized deferred financing costs balance was $36.2 million. On June 24, 2022, UCI entered into the June 2022 Amendment of the 2022 Credit Agreement to, among other things, (a) establish a new class of incremental first lien term B loans constituting the 2022 Term Loan B Facility and (b) make a prepayment of the 2024 term loans (the term loans outstanding under the 2022 Credit Agreement, as amended, are referred to collectively as the “2022 Term Loan Facility”). The loans under the 2022 Term Loan B Facility bear an interest rate margin of 4.25% per annum for Term SOFR loans and 3.25% per annum for base rate loans. The loans under the 2022 Term Loan B Facility have a maturity date of June 24, 2029 and amortize at 1.0% per annum on a quarterly basis, commencing on September 30, 2022. As of December 31, 2023, 39

the total aggregate principal amount of the 2022 Term Loan B Facility was $492.5 million, the unamortized deferred financing costs balance was $3.1 million, and the unamortized discount was $11.1 million. The 2022 Credit Agreement provides for an incremental facility that UCI may use to add one or more incremental term loan facilities, increase commitments under the existing term loan facility and/or add one or more incremental revolving loan facilities by up to (i) a fixed amount of $750.0 million, plus (ii) an unlimited amount of additional first-lien obligations so long as the consolidated first-lien leverage ratio, on a pro forma basis, does not exceed 6.00:1.00 or, if incurred in connection with an acquisition or other investment permitted under the credit agreement, would be leverage neutral, plus (iii) an unlimited amount of additional junior lien obligations, so long as the consolidated secured leverage ratio, on a pro forma basis, does not exceed 7:00:1.00, plus (iv) an unlimited amount of additional unsecured debt, so long as the consolidated total leverage ratio, on a pro forma basis, does not exceed 8.50:1.00, in each case, subject to other customary conditions and exceptions. Additionally, UCI will be permitted to further refinance (whether by repayment, conversion or extension) its existing Senior Secured Credit Facilities and the 2022 Term Loan Facility (in addition to the new incremental facilities described above) with certain permitted additional first-lien, second-lien, senior and/or subordinated indebtedness, in each case if certain conditions are met. UCI used the net proceeds from the 2022 Term Loan Facility as described above. In addition, mandatory prepayments will be required to prepay amounts outstanding under the 2022 Term Loan Facility in an amount equal to: • 100% (which percentage will be reduced upon the achievement of specified performance targets) of net cash proceeds from certain asset dispositions by UCI or any of its restricted subsidiaries, subject to certain exceptions, ratable sharing provisions and reinvestment provisions; and • 100% of the net cash proceeds from the issuance or incurrence after the closing date of any additional debt by UCI or any of its restricted subsidiaries (excluding debt permitted under the 2022 Credit Agreement, other than any indebtedness which serves to refinance or extend indebtedness then outstanding under the 2022 Credit Agreement, which shall be required to prepay loans as set forth in such credit agreement). Voluntary prepayments of principal amounts outstanding under loans governed by the 2022 Credit Agreement will be permitted at any time; however, if a prepayment of principal is made with respect to an adjusted Term SOFR loan, on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment. The 2022 Credit Agreement contains restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of subordinated indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The 2022 Credit Agreement does not contain any financial maintenance covenant. The 2022 Credit Agreement contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, failure of any material provision of any guaranty or security document supporting the term loans thereunder to be in full force and effect, and a change of control. The Company used the proceeds from the issuance of the 2022 Term Loan B Facility to fund the partial prepayment of the 2024 term loans. The partial prepayment occurred concurrently with the closing of the 2022 Term Loan B Facility on June 24, 2022. For the year ended December 31, 2023, the effective interest rate related to UCI’s senior secured term loans was 6.37% including the impact of interest rate swaps and 8.59% excluding the impact of interest rate swaps. UCI is permitted to further refinance (whether by repayment, conversion or extension) UCI’s senior secured credit facilities (including the extended credit facilities) with certain permitted additional first-lien, second-lien, senior and/or subordinated indebtedness, in each case, if certain conditions are met. 5.125% Senior Secured Notes due 2025 The 5.125% senior notes due 2025 (the “5.125% 2025 senior notes”) are ten-year notes. On February 19, 2015, UCI issued $750.0 million aggregate principal amount of 5.125% 2025 senior notes, pursuant to an indenture dated as of February 19, 2015. UCI issued an additional $810.0 million in aggregate principal amount of the 5.125% 2025 notes on April 21, 2015. The 5.125% 2025 senior notes mature on February 15, 2025 and pay interest on February 15 and August 15 of each year, commencing on August 15, 2015. Interest on the 5.125% 2025 senior notes accrues at a fixed rate of 5.125% per annum and is payable in cash. On September 5, 40

2017, UCI purchased $80.6 million aggregate principal amount of its 5.125% 2025 senior notes through asset sale offers at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest thereon to, but not including, the date of purchase. At December 31, 2023, the outstanding principal balance of the 5.125% 2025 senior notes was $340.7 million and the unamortized fair value adjustment as a result of the Reorganization was $1.8 million. On and after February 15, 2020, the 5.125% 2025 senior notes may be redeemed, at UCI’s option, in whole or in part, at any time and from time to time at the redemption prices set forth below. The 5.125% 2025 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 5.125% 2025 senior notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date if redeemed during the twelve-month period beginning on February 15 of each of the following years: 2021 (101.708%), 2022 (100.854%), 2023 and thereafter (100.000%). If UCI undergoes a change of control, as defined under its debt agreements, it may be required to offer to purchase the 5.125% 2025 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay the 5.125% 2025 senior notes at par with the proceeds of certain assets sales. UCI utilized the net proceeds from the issuance of the $750.0 million 5.125% 2025 senior notes to fund a tender offer to purchase a portion or any and all of UCI’s $1,200.0 million aggregate principal amount of 6.875% senior secured notes due 2019, including any fees and expenses relating to and in connection with the tender offer, and UCI also used the net proceeds from the issuance of the $810.0 million 5.125% 2025 senior notes to fund a tender offer to purchase a portion or any and all of UCI’s $750.0 million aggregate principal amount of the 7.875% senior secured notes due 2020, including any fees and expenses relating to and in connection with the tender offer. On August 7, 2023, UCI partially redeemed $338.7 million of the 5.125% 2025 senior notes, funding such partial redemption using net proceeds from the issuance of the initial 2028 senior notes. On August 28, 2023, UCI partially redeemed $100.0 million of the 5.125% 2025 senior notes, funding such the partial redemption using the net proceeds from the issuance of the August 2023 Term Loan A Facility. On December 18, 2023, UCI partially redeemed $700.0 million of the 5.125% 2025 senior notes, funding such partial redemption using net proceeds from the issuance of the additional 2028 senior notes. 9.500% Senior Secured Notes due 2025 On April 28, 2020, UCI issued $370.0 million aggregate principal amount of the 9.500% senior secured notes due 2025 (the “9.5% 2025 senior notes”) at an original issuance discount of 99.026%, plus accrued and unpaid interest from April 28, 2020. The 9.5% 2025 senior notes will mature on May 1, 2025. UCI will pay interest on the 9.5% 2025 senior notes at a fixed rate of 9.500% per annum semi-annually in cash in arrears on May 1 and November 1 of each year, commencing on November 1, 2020. UCI may redeem the 9.5% 2025 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices forth below. The 9.5% 2025 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 9.5% 2025 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve month period beginning on May 1 of each of the following years: 2022 (104.750%), 2023 (102.375%) and 2024 and thereafter (100.000%). Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay the 9.5% 2025 senior notes at par with the proceeds of certain assets sales. UCI utilized the net proceeds from the issuance of $370.0 million aggregate principal amount of the 9.5% 2025 senior notes to fund the redemption of the 6.750% senior secured notes due 2022, including accrued and unpaid interest. The redemption occurred on May 28, 2020. On June 24, 2022, UCI redeemed all of the outstanding 9.5% 2025 senior notes, funding such redemption using the net proceeds from the issuance of the 2030 senior notes (defined below) and the 2022 Term Loan B Facility. 6.625% Senior Secured Notes due 2027 On June 18, 2020, UCI issued $1,500.0 million aggregate principal amount of 6.625% senior secured notes due 2027 (the “2027 senior notes”) at par, plus accrued and unpaid interest from June 18, 2020. The 2027 senior notes will mature on June 1, 2027. UCI will pay interest on the 2027 senior notes at a fixed rate of 6.625% per annum semi-annually in cash in arrears on June 1 and December 1 of each year, commencing on December 1, 2020. UCI may redeem the 2027 senior notes, at UCI’s option, in whole or in 41 part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices forth below. The 2027 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2027 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on June 1 of each of the following years: 2023 (103.313%), 2024 (101.656%) and 2025 and thereafter (100.000%). At any time prior to June 1, 2023, UCI may redeem the 2027 senior notes at a redemption price equal to 100% of the principal amount of the 2027 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such note at June 1, 2023, plus (2) all required interest payments due on such note through June 1, 2023 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such note to be redeemed on such redemption date. At December 31, 2023, the outstanding principal balance of the 2027 senior notes was $1,500.0 million and the unamortized fair value adjustment as a result of the Reorganization was $61.9 million. At any time, or from time to time, until June 1, 2023, UCI was able, at UCI’s option, use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the 2027 senior notes issued under the indenture at a redemption price equal to 106.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (i) at least 50% of the aggregate principal amount of 2027 senior notes issued under the indenture remains outstanding and (ii) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2027 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay the 2027 senior notes at par with the proceeds of certain assets sales. UCI used the net proceeds from the issuance of the 2027 senior notes to fund the redemption of the 5.125% senior secured notes due 2023 (the “2023 senior notes”), including related fees and expenses. The redemption occurred on July 20, 2020. In addition, UCI prepaid $265.0 million aggregate principal amount of the 2024 term loans with a portion of the proceeds of the 2027 senior notes. 8.000% Senior Secured Notes due 2028 On August 7, 2023, UCI issued $500.0 million aggregate principal amount of 8.000% senior notes due 2028 and on December 18, 2023, UCI issued an additional $700.0 million aggregate principal amount of the 8.000% senior notes due on 2028 at a premium of 100.500%, plus accrued and unpaid interest from August 7, 2023 (collectively, the “2028 senior notes”). The 2028 senior notes mature on August 15, 2028. UCI will pay interest on the 2028 senior notes at a fixed rate of 8.000% per annum semi-annually in cash in arrears on February 15 and August 15 of each year, commencing on February 15, 2024. UCI concurrently used the proceeds of the 2028 senior notes to prepay all of the $161.3 million remaining balance of the 2024 term loans and to make a $1,038.7 million partial redemption of the 5.125% senior notes due 2025. The 2028 senior notes are jointly and severally guaranteed by substantially all of UCI’s material, direct and indirect wholly-owned restricted domestic subsidiaries (subject to certain exceptions) that guarantee its Senior Secured Credit Facilities. The 2028 senior notes and the related guarantees are secured by a first priority lien, subject to permitted liens, on substantially all of the assets of UCI and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions) and the guarantors’ property and assets that secure obligations under UCI’s Senior Secured Credit Facilities, UCI’s 2022 Term Loan Facility and existing senior notes. At any time prior to August 15, 2025, UCI may redeem the 2028 senior notes at a redemption price equal to 100% of the principal amount of the 2028 senior notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the applicable redemption date plus the greater of (i) 1.0% of the principal amount of such note on the redemption date and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such note at August 15, 2025, plus (2) all required interest payments due on such note through August 15, 2025 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such note to be redeemed on such redemption date. If redeemed on or after August 15, 2025, UCI may redeem the 2028 senior notes at the redemption price set forth next to the corresponding year, plus accrued and unpaid interest, if any, to, but excluding the applicable redemption date: 2025 (104.000%), 2026 (102.000%), 2027 and thereafter (100.000%). At December 31, 2023, the outstanding principal balance of the 2028 senior notes was $1,200.0 million, the unamortized deferred financing costs balance was $12.4 million and the unamortized premium was $3.5 million. At any time, or from time to time, until August 15, 2025, UCI may, at its option, use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the 2028 senior notes issued under the indenture at a redemption price equal to 108.000% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, 42 to, but excluding the applicable redemption date, provided that (i) at least 50% of the aggregate principal amount of 2028 senior notes issued under the indenture remains outstanding and (ii) UCI makes such redemption not more than 180 days after the closing of any such equity offering. If UCI undergoes a change of control, it will be required to offer to purchase the 2028 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest, unless a third party makes an offer to purchase all of the 2028 senior notes or UCI has previously or concurrently sent a redemption notice with respect to all the outstanding 2028 senior notes. 4.500% Senior Secured Notes due 2029 On May 21, 2021, UCI issued $1,050.0 million aggregate principal amount of 4.500% senior secured notes due 2029 (the “2029 senior notes”) at par plus accrued and unpaid interest from May 21, 2021. The 2029 senior notes will mature on May 1, 2029. UCI will pay interest on the Notes at a fixed rate of 4.500% per annum semi-annually in cash in arrears on May 1 and November 1 of each year. UCI used the net proceeds from the issuance of the notes to finance a portion of the TelevisaUnivision Transaction and to pay certain related transaction fees and expenses. At December 31, 2023, the outstanding principal balance of the 2029 senior notes was $1,050.0 million and the unamortized deferred financing costs balance was $13.2 million. The Notes are jointly and severally guaranteed by substantially all of UCI’s material, direct and indirect wholly-owned restricted domestic subsidiaries (subject to certain exceptions) that guarantee its Senior Secured Credit Facilities. The Notes and the related guarantees are secured by a first priority lien, subject to permitted liens, on substantially all of the assets of the Company and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions) and the guarantors’ property and assets that secure obligations under UCI’s Senior Secured Credit Facilities, UCI’s 2022 Term Loan Facility and existing senior notes. Upon consummation of the offering of the 2029 senior notes, (i) the net proceeds of this offering were deposited into a segregated escrow account and (ii) UCI deposited into such escrow account an amount of cash that, when taken together with the net proceeds of this offering, would have been sufficient to fund a special mandatory redemption of the 2029 senior notes on April 13, 2022. Upon the closing of the TelevisaUnivision Transaction on January 31, 2022, the proceeds of the offering were used to pay a portion of the purchase price for the TelevisaUnivision Transaction and the amounts deposited in respect of pre-funded interest were returned to UCI. UCI may redeem the 2029 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices forth below. The 2029 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2029 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on May 1 of each of the following years: 2024 (102.250%), 2025 (101.125%) and 2026 and thereafter (100.000%). At any time prior to May 1, 2024, UCI may redeem the 2029 senior notes at a redemption price equal to 100% of the principal amount of the 2029 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such 2029 senior note at May 1, 2024, plus (2) all required interest payments due on such 2029 senior note through May 1, 2024 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such 2029 senior notes to be redeemed on such redemption date. At any time, or from time to time, until May 1, 2024, UCI may, at UCI’s option, use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the 2029 senior notes issued under the indenture at a redemption price equal to 104.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (i) at least 50% of the aggregate principal amount of the 2029 senior notes issued under the indenture remains outstanding and (ii) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2029 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. 7.375% Senior Secured Notes due 2030 UCI issued $500.0 million aggregate principal amount of 7.375% senior secured notes due 2030 on June 24, 2022, at an original issuance discount of 99.255%, plus accrued and unpaid interest from June 24, 2022, and $400.0 million additional aggregate principal amount of the 2030 senior notes on August 26, 2022 at a premium of 101.500%, plus accrued and unpaid interest from June 24, 2022 (collectively, the “2030 senior notes”). The 2030 senior notes will mature on June 30, 2030. UCI will pay interest on the 2030 senior notes at a fixed rate of 7.375% per annum semi-annually in cash in arrears on June 30 and December 30 of each year, commencing December 30, 2022. At 43

December 31, 2023, the outstanding principal balance of the 2030 senior notes was $900.0 million, the unamortized deferred financing costs balance was $9.5 million and the unamortized premium was $2.0 million. UCI may redeem the 2030 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices set forth below. The Notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2030 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on June 30 of each of the following years: 2025 (103.688%), 2026 (101.844%) and 2027 and thereafter (100.000%). At any time prior to June 30, 2025, UCI may redeem the 2030 senior notes at a redemption price equal to 100% of the principal amount of the 2030 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such note at June 30, 2025, plus (2) all required interest payments due on such note through June 30, 2025 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such note to be redeemed on such redemption date. At any time, or from time to time, until June 30, 2025, UCI may use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the notes issued under the indenture at a redemption price equal to 107.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (1) at least 50% of the aggregate principal amount of notes originally issued under the indenture remains outstanding and (2) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2030 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. UCI used the net proceeds from the issuance of the 2030 senior notes and the bank senior secured term loan facility maturing in June 2029 to fund the redemption of all $370.0 million outstanding aggregate principal amount of its 9.500% 2025 senior notes and discharged all obligations under the indenture pursuant to which the 9.500% 2025 senior notes were issued. The redemption occurred concurrently with the closing of the 2030 senior notes on June 24, 2022. Accounts Receivable Facility On October 5, 2021, UCI renewed its accounts receivable sale facility (as amended, the “Facility”), which, among other things, (i) extended the expiration date of the Facility to October 5, 2026, (ii) increased the letter of credit sublimit to $160.0 million under the revolving component of the Facility and (iii) lowered the interest rate on the borrowings under the Facility to a LIBOR market index rate (with a floor of 0.00%) plus a margin of 1.40% per annum. Interest is paid monthly on the Facility. On May 1, 2023, UCI entered into an amendment to the Facility to transition the interest rate on the borrowings under the Facility to a SOFR market index rate plus a SOFR term adjustment and margin of 1.40% per annum. Under the terms of the Facility, certain subsidiaries of UCI sell accounts receivable on a true sale and non-recourse basis to their respective wholly-owned special purpose subsidiaries, and these special purpose subsidiaries in turn sell such accounts receivable to Univision Receivables Co., LLC, a bankruptcy-remote subsidiary in which certain special purpose subsidiaries of UCI and its parent, Broadcasting Partners, each holds a 50% voting interest (the “Receivables Entity”). Thereafter, the Receivables Entity sells to investors, on a revolving non-recourse basis, senior undivided interests in such accounts receivable pursuant to the Receivables Purchase Agreement. UCI (through certain special purpose subsidiaries) holds a 100% economic interest in the Receivables Entity. The assets of the special purpose entities and the Receivables Entity are not available to satisfy the obligations of UCI or its other subsidiaries. The Facility is comprised of a $100.0 million term component and a $300.0 million revolving component that is subject to the availability of qualifying receivables. At December 31, 2023, UCI had $100.0 million outstanding under the term component and none outstanding under the revolving component, and the interest rate was 6.855% applicable to both the term component and the revolving component. In addition, at December 31, 2023, there was $30.6 million of outstanding letters of credit against the accounts receivable revolving component resulting in $269.4 million being available for borrowing under the accounts receivable revolving facility. In addition, the Receivables Entity is obligated to pay a commitment fee to the purchasers, such fee to be calculated based on the unused portion of the Facility. The Receivables Purchase Agreement contains customary default and termination provisions, which provide for the early termination of the Facility upon the occurrence of certain specified events including, but not limited to, failure by the Receivables Entity to pay amounts due, defaults on certain indebtedness, change in control, bankruptcy and insolvency events. The Receivables Entity is consolidated in the Company’s consolidated financial statements 44

Note Payable to Grupo Televisa As of December 31, 2023, UCI (through one of its wholly-owned subsidiaries) has an unsecured note payable to Grupo Televisa with an outstanding principal balance of $198.7 million with a final maturity date of April 30, 2026. The loan has payment dates on October 31 of 2023, 2024, 2025 and April 30, 2026. The note payable has a fixed annual interest rate of 12.8%. The outstanding principal balance is translated from Mexican pesos to U.S. dollars at the spot rate at each consolidated balance sheet date. UCI repaid $136.4 million of the note payable on October 31, 2023. Other long-term debt As of December 31, 2023, UCI has bank loans with outstanding principal balance of $7.1 million. The outstanding principal balance is translated from Mexican pesos to U.S. dollars at the spot rate. Gain / Loss on Refinancing of Debt For the year ended December 31, 2023 (Successor), the Company recorded a gain on refinancing of debt of $6.9 million, due to the write-off of unamortized premium for the partial redemption of the 5.125% Senior Notes due 2025 and paid down 2024 Term Loan. For the year ended December 31, 2022 (Successor), the Company recorded a gain on refinancing of debt of $5.4 million, as a result of the redemption of the 9.5% Senior Notes due 2025 and the write-off of unamortized premium of the partially paid down 2024 Term Loan. For the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), the Company recorded a loss on refinancing of debt of $4.1 million and zero, respectively. The loss includes the premium, fees, the write-off of certain unamortized deferred financing costs and the write-off of certain unamortized premium related to instruments that were repaid. Other Matters Related to Debt Voluntary prepayment of principal amounts outstanding under the Senior Secured Credit Facilities and/or the 2022 Term Loan Facility is permitted at any time; however, if a prepayment of principal is made with respect to an adjusted LIBOR loan on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment. Additionally, as noted above, certain prepayments of the 2022 Term Loan Facility during the first six months of the 2022 Term Loan Facility may require the payment of a 1.00% prepayment premium on the amounts so prepaid. The agreements governing the Senior Secured Credit Facilities, the 2022 Term Loan Facility and the senior secured notes contain various covenants and a breach of any covenant could result in an event of default under those agreements. If any such event of default occurs, the lenders of the Senior Secured Credit Facilities, the 2022 Term Loan Facility or the holders of the senior secured notes may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, an event of default under the indentures governing the senior secured notes would cause an event of default under the Senior Secured Credit Facilities and the 2022 Term Loan Facility, and the acceleration of debt under the Senior Secured Credit Facilities and/or the 2022 Term Loan Facility or the failure to pay that debt when due would cause an event of default under the indentures governing the senior secured notes (assuming certain amounts of that debt were outstanding at the time). The lenders under the Senior Secured Credit Facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under the Senior Secured Credit Facilities, the lenders will have the right to proceed against the collateral. The Senior Secured Credit Facilities, the 2022 Term Loan Facility, the 2030 senior notes, the 2029 senior notes, the 2028 senior notes, the 2027 senior notes, the 9.5% 2025 senior notes, and the 5.125% 2025 senior notes are secured by, among other things (a) a first priority security interest in substantially all of the assets of UCI, and UCI’s material restricted domestic subsidiaries (subject to certain exceptions), as defined, including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory, and other tangible and intangible assets, subject to certain customary exceptions; (b) a pledge of (i) all of the present and future capital stock of each subsidiary guarantor’s direct domestic subsidiaries and the direct domestic subsidiaries of UCI and (ii) 65% of the voting stock of each of UCI’s and each guarantor’s material direct foreign subsidiaries, subject to certain exceptions; and (c) all proceeds and products of the property and assets described above. In addition, the Senior Secured Credit Facilities and the 2022 Term Loan Facility (but not the Notes, the 2030 senior notes, the 2029 senior notes, the 2028 senior notes, the 2027 senior notes, 9.5% 2025 senior notes, or the 5.125% 2025 senior notes) are secured by all of the assets of Broadcast Holdings and a pledge of the capital stock of UCI and all proceeds of the foregoing. Additionally, the agreements governing the Senior Secured Credit Facilities, the 2022 Term Loan Facility and the senior secured notes include various restrictive covenants (including in the credit agreement governing the Senior Secured Credit Facilities when there are certain amounts outstanding under the senior secured revolving credit facility thereunder on the last day of a fiscal quarter, a first lien debt ratio covenant) which, among other things, limit the incurrence of indebtedness, making of investments, payment of dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other 45 indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The credit agreements governing the Senior Secured Facilities and the 2022 Term Loan Facility and the indentures governing the senior secured notes thereunder allow UCI to make certain pro forma adjustments for purposes of calculating certain financial ratios, some of which would be applied to adjusted operating income before depreciation and amortization (“Bank Credit Adjusted OIBDA”). UCI is in compliance with these covenants under the agreements governing its Senior Secured Credit Facilities, 2022 Term Loan Facility and senior secured notes. UCI may from time to time designate a subsidiary as “unrestricted subsidiaries” for purposes of its credit agreements governing the Senior Secured Credit Facilities and the 2022 Term Loan Facility and indentures governing the senior secured notes. As unrestricted subsidiaries, the operations of these subsidiaries are excluded from, among other things, covenant compliance calculations and compliance with the affirmative and negative covenants of the credit agreements governing the Senior Secured Credit Facilities the 2022 Term Loan Facility and indentures governing the senior secured notes. UCI may redesignate these subsidiaries as restricted subsidiaries at any time at its option, subject to compliance with the terms of its credit agreements governing the Senior Secured Credit Facilities and the 2022 Term Loan Facility and indentures governing the senior secured notes. The subsidiary guarantors under UCI’s Senior Secured Credit Facilities, the 2022 Term Loan Facility and senior secured notes are substantially all of UCI’s domestic subsidiaries. The subsidiaries that are not guarantors include certain immaterial subsidiaries, special purpose subsidiaries that are party to UCI’s Facility and the designated unrestricted subsidiaries. The guarantees are full and unconditional and joint and several. Univision Communications Inc. has no independent assets or operations. UCI and its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of UCI’s outstanding debt or equity securities (including any privately placed debt securities with an established trading market), in privately negotiated or open market transactions, by tender offer or otherwise. Contractual maturities of long-term debt as of December 31, 2023 are as follows: Year Amount 2024.............................................................................................................................................. $ 283,500 2025.............................................................................................................................................. 318,200 2026 (a) ........................................................................................................................................ 2,126,200 2027.............................................................................................................................................. 2,149,900 2028.............................................................................................................................................. 1,215,500 Thereafter..................................................................................................................................... 3,396,700 9,490,000 Less current portion...................................................................................................................... (283,500) Long-term debt, excluding finance leases.................................................................................... $ 9,206,500 (a) Includes the term component of the Company’s accounts receivable sale facility and long-term portion of the Note Payable to Grupo Televisa. 17. Interest Rate Swaps The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. These interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. UCI has agreements with each of its interest rate swap counterparties which provide that UCI could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to UCI’s default on the indebtedness. UCI does not enter into derivatives for trading purposes. Derivatives Designated as Hedging Instruments On February 28, 2020, the Company entered into two forward-starting interest rate swaps that converted the interest payable on $2.5 billion of variable rate debt into fixed rate debt, at a weighted-average rate of approximately 2.94% became effective and to mature in February 2024. On September 10, 2021, the Company modified these two outstanding forward-starting interest rate swaps to extend the maturity from February 2024 to February 2026 and the floor was reduced from 1.00% to 0.75%. As a result of this modification, there was an other-than-insignificant financing element identified which resulted in our swap settlement payments being classified as financing cash flows. In June 2023, the Company entered into bilateral agreements with its swap counterparties to transition all of its interest rate swap agreements to SOFR. The Company made various ASC 848 elections related to changes in critical terms of the hedging relationships due to reference rate reform to not result in a de-designation of these hedging relationships. 46

As result of the SOFR transition, the floor was also reduced from 0.75% to 0.63552% on the two outstanding forward-starting interest rate swaps maturing in February 2026. As of December 31, 2023, all of the Company’s interest rate swap agreements were indexed to SOFR. As of December 31, 2023, the weighted average interest rate was approximately 2.23%. As a result of the Reorganization that occurred on May 17 2021 and UH Holdco’s election of pushdown accounting, all Predecessor Other Comprehensive Income (“OCI”) balances were adjusted to zero and at the Reorganization date the Company re-designated its two swaps totaling $2.5 billion as hedges under the Successor financials. As of December 31, 2023, the Company has two remaining effective cash flow hedges, as shown in the table below. Number of Instruments Current Notional (in whole dollars) Interest Rate Derivatives Interest Rate Swap Contracts (February 2020 through February 2026).............................. 2 $ 2,500,000,000 Impact of Interest Rate Derivatives on the Consolidated Financial Statements The table below presents the fair value of the Company’s derivative financial instruments, as well as their classification on the consolidated balance sheets: Consolidated Balance Sheet Location As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) Derivatives Designated as Hedging Instruments Interest Rate Swap Contracts—Current Assets ................................. Prepaid expenses and other $ 60,000 $ 64,100 Interest Rate Swap Contracts—Non-Current Assets......................... Other assets $ 31,800 $ 77,500 The Company does not offset the fair value of interest rate swaps in an asset position against the fair value of interest rate swaps in a liability position on the balance sheet. Because all of the Company’s interest rate swaps were in an asset position as of December 31, 2023 (Successor) and as of December 31, 2022 (Successor), if the Company had presented the fair value of the interest rate swaps on a net basis by counterparty, there would be no change to the consolidated balance sheet as of that date. As of December 31, 2023 (Successor), UCI has not posted any collateral related to any of the interest rate swap contracts. The table below presents the effect of the Company’s derivative financial instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), for periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor): Derivatives Designated as Cash Flow Hedges Amount of Derivative Gain or (Loss) Recognized in Other Comprehensive (Loss) Income (AOCLI) Location of Derivative Gain or (Loss) Reclassified from AOCLI into Income Derivative Gain or (Loss) Reclassified from AOCLI into Income(a) Total Interest Expense on the Consolidated Statement of Operations Successor, For the year ended December 31, 2023........ $ 21,100 Interest expense $ 94,200 $ 680,400 Successor, For the year ended December 31, 2022........ $ 212,600 Interest expense $ 13,700 $ 572,200 Successor, Period from May 18, 2021 through December 31, 2021 ........................................................ $ 15,900 Interest expense $ (6,200) $ 252,100 Predecessor, Period from January 1, 2021 through May 17, 2021.................................................................. $ 1,800 Interest expense $ (20,900) $ 167,400 (a) For the period from January 1, 2021 through May 17, 2021 (Predecessor), the amount of gain or (loss) reclassified from AOCLI into income includes amounts that have been reclassified related to current effective hedging relationships and for the period from May 18, 2021 through December 31, 2021 (Successor), amortizing AOCLI amounts related to the de-designation and re-designation of the hedges as a result of the Reorganization and subsequent modification of the outstanding swaps. In 2022 and 2023, the amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income (“AOCLI”) into income includes amounts that have been reclassified related to current effective hedging relationships as well as amortizing AOCLI amounts related to the off market component of the hedges as a result of the Reorganization and subsequent modification of the outstanding swaps. For the year ended December 31, 2023 (Successor), the Company amortized approximately $23.3 million of reduction to interest expense on activities from AOCLI. For the year ended December 31, 2022 (Successor), the Company amortized approximately $23.3 million of reduction to interest expense on activities from AOCLI. For the period from May 18, 2021 through December 31, 2021 (Successor), the Company amortized approximately $21.2 million of a reduction to interest expense on hedging activities from AOCLI related to the de-designation and re-designation of the hedges as a result of the Reorganization and subsequent modification of the outstanding swaps. There were no corresponding unrealized gains (or 47 losses) on hedging activities amortized from AOCLI into interest expense for the period from January 1, 2021 through May 17, 2021 (Predecessor). During the next twelve months, from December 31, 2023 (Successor), approximately $85.7 million of net unrealized gain will be reclassified from AOCLI to interest expense (inclusive of the amounts being amortized related to discontinued cash flow hedging relationships). 18. Capital Stock On January 31, 2022, (the “acquisition date”), Televisa and UH Holdco (together with its wholly owned subsidiary, Univision Communications Inc.) announced the completion of the TelevisaUnivision Transaction, See Note 3. TelevisaUnivision Transaction. In connection with the consummation of the TelevisaUnivision Transaction, UH Holdco changed its name to TelevisaUnivision, Inc. and filed a certificate of incorporation providing for the following classes of capital stock: • 50,000,000 shares of Class A common stock, with a par value of $0.001 per share; • 50,000,000 shares of Class B common stock, with a par value of $0.001 per share; • 5,000,000 shares of Class C subordinated common stock , with a par value of $0.001 per share, which were further divided into four subclasses; Class C-1 Subordinated common stock, Class C-2 Subordinated common stock, Class C-3 Subordinated common stock, and Class C-4 Subordinated common stock, and • 5,000,000 shares of preferred stock (of which 100,000 shares were designated as Series A preferred stock, 750,000 shares were designated as Series B preferred stock, pursuant to a certificate of designation filed on January 31, 2022, and 1,008,640 shares were designated as Series C preferred stock, pursuant to a certificate of designation filed on January 31, 2022), with a par value of $1,000 per share. On the TelevisaUnivision Transaction acquisition date, TelevisaUnivision issued the following shares of capital stock: • 3,589,664 shares of Class A common stock to Grupo Televisa, S.A.B. and its affiliates for an aggregate principal amount of $750.0 million; • 750,000 shares of Series B preferred stock to Grupo Televisa and its affiliates for an aggregate principal amount of $852.6 million; • 1,008,014 shares of Series C preferred stock to, among other parties, Forgelight, Google, SoftBank Latin American Fund and The Raine Group for an aggregate principal amount of $1,007.1 million; and • 1,000 shares of Series D preferred stock to Guggenheim Securities, LLC. for an aggregate principal amount of $1.0 million. Immediately following the acquisition date, the issued and outstanding capital stock of the Company consisted of Class A common stock, Class C subordinated common stock, Series B preferred stock, Series C preferred stock and Series D preferred stock. On May 18, 2021, pursuant to the May 2021 Reorganization, UH Holdco’s stockholders adopted a certificate of incorporation and UH Holdco adopted a certificate of designations, powers, preferences and rights that together provided for, among other things, the authorization of: • 50,000,000 shares of Class A common stock, with a par value of $0.001 per share; • 50,000,000 shares of Class B common stock, with a par value of $0.001 per share; • 5,000,000 shares of Class C subordinated common stock , with a par value of $0.001 per share, which were further divided into four subclasses; Class C-1 Subordinated common stock, Class C-2 Subordinated common stock, Class C-3 Subordinated common stock, and Class C-4 Subordinated common stock, and • 500,000 shares of preferred stock (of which 100,000 shares were designated as Series A preferred stock), with a par value of $1,000 per share. Immediately following the May 2021 Reorganization, the issued and outstanding capital stock of the Company consisted of Class A common stock, Class C subordinated common stock and Series A preferred stock. Description of Common Stock Pursuant to the Reorganization, on May 18, 2021, UH Holdco became the owner of 100% of the issued and outstanding capital stock of UHI and the existing stockholders of UHI (other than the predecessor to UH Holdco, which previously held a non-controlling financial interest in UHI) exchanged their shares for the same number and class of shares of UH Holdco. UH Holdco was renamed TelevisaUnivision, Inc. on January 31, 2022 in connection with the TelevisaUnivision Transaction. Holders of the Company’s common stock are entitled to the rights, preferences, privileges and limitations summarized below. 48

Voting Rights: Holders of Class A common stock have all voting powers and voting rights, and vote together as a single class, with each share entitled to one vote. Directors will be elected by the stockholders subject to the board designation rights of certain stockholders set forth in the stockholders agreement among certain stockholders of the Company (the “Stockholders Agreement”). Dividend Rights: Except as a described below with respect to shares of Class C Subordinated common stock, holders of common stock will share, on a pro rata basis, in any dividend declared by the Company’s board, subject to the rights of the holders of outstanding shares of Series A preferred stock and any other preferred stock and the approval rights of Class A common stockholders with respect to certain dividends provided for in the Certificate of Incorporation. Each of the sub-classes of the Class C Subordinated common stock is subject to a liquidation preference that is reduced by dividends or distributions paid to holders of the Company’s common stock. The holders of shares of Class A common stock, Class B common stock, and any sub-class of Class C Subordinated common stock whose liquidation preference has been reduced to $0.00 will share, on a pro rata basis, in any dividend declared by the Company’s board. The shares of any sub-class of Class C Subordinated common stock whose liquidation preference has not been reduced to $0.00 will not share in any dividend declared by the Company’s board. Stock Split, Reverse Stock Splits and Stock Dividends: In the event of a subdivision, increase or combination in any manner (by stock split, reverse stock split, stock dividend or other similar manner) of the outstanding shares of any class of common stock, the outstanding shares of the other classes of common stock will be adjusted proportionally, subject to approval rights of Class A common stockholders with respect to certain stock split and reverse stock splits provided for in the Certificate of Incorporation. Conversion Rights: Optional Conversions. The following conversion rights are exercisable at the holder’s option, subject in certain cases to federal stock ownership regulations applicable to U.S. broadcast companies and restrictions set forth in the Certificate of Incorporation and the Stockholders Agreement: • Each share of Class A common stock may be converted at any time into one share of Class B common stock; • Each share of Class B common stock may be converted into one share of Class A common stock; • In the event of any registered public offering, holders of Class C Subordinated common stock shall have the option, but not the obligation, to convert shares of Class C Subordinated common stock into shares of Class A common stock to be sold in such public offering (or shares of Class B common stock if the shares sold are required to be non-voting). Each share of any sub-class of Class C Subordinated common stock converted for such sale shall be converted into a number of shares of Class A common stock or Class B common stock, as applicable, equal to (i) the value of a share of such sub-class of Class C Subordinated stock as determined by a third-party valuation firm as of the time of such public offering, divided by (ii) the offering/sale price of a share of Class A common stock or Class B common stock, as applicable. Mandatory Conversions. The Company may require a holder of Class A common stock to convert its shares of Class A common stock into shares of Class B common stock if such holder does not provide certain information required by the Certificate of Incorporation or if the Company concludes in its sole discretion that such holder’s ownership or exercise of rights of ownership would result in certain events, in each case in relation to the application of federal communications laws. Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of common stock will share, on a pro rata basis, in any distribution of the assets of the Company to the stockholders, subject to the rights of the holders of outstanding shares of Series A preferred stock and any other preferred stock; provided that holders of shares of Class C Subordinated common stock will share in such distributions only to the extent such shares would share in a dividend, as further described under “—Dividend Rights” above. Preferred Stock: Subject to the consent rights of various parties under the Stockholders Agreement and the Certificate of Incorporation and the rights of the holders of outstanding shares of preferred stock, the Company’s board is authorized to provide for the issuance of preferred stock in one or more series. See Note 15. Related Party Transactions, under the heading “Redeemable Shares.” Series A Preferred Stock In connection with the Stock Purchase Agreement dated February 24, 2020, on December 29, 2020 (Predecessor), UHI authorized and issued 100,000 Series A convertible preferred stock (the “Series A preferred stock”) to Liberty through the Certificate of Designation (“CoD”), each with a stated value of $1,000 (the “Series A Stated Price”), for an aggregate principal amount of $100.0 million. The Series A preferred stock are not entitled or permitted to vote on any matter required or permitted to be voted upon by the 49 stockholders of the Company. Due to the Reorganization, the Series A preferred stock consisting of 100,000 shares in UHI were exchanged for same number shares and class in UH Holdco that were valued at $369.4 million due to the fair value re-measurement at the Reorganization date. As a result of the TelevisaUnivision Transaction, Liberty converted their Series A preferred stock into 1,845,293 Class A common stock of TelevisaUnivision. Series B Preferred Stock Voting Rights: Holders of Series B preferred stock have the right to vote along with holders of the class A common stock on an as-converted basis. Dividend Rights: The Series B preferred stock is entitled to preferential cumulative dividends equal to 5.5% per annum. Holders of Series B preferred stock will share with holders of common stock in any dividend declared by the Company’s board as if such shares were converted into common stock on the record date of such dividend. Conversion Rights and Anti-Dilution Adjustments: Each share of Series B preferred stock may be converted at the option of the holder at any time into a number of shares of Class A common stock or Class B common stock equal to $1,000 divided by the conversion price then in effect. At the date of issuance of the Series B preferred stock, the conversion ratio was 4.16 per common share. The conversion price and the securities into which shares of Series B preferred stock are convertible are subject to customary anti-dilution adjustments in the event of dividends, subdivisions, combinations or reclassifications of common stock. Redemption: Redemption By the Company. The Company may redeem each share of Series B preferred stock at any time after the later of the fifth anniversary of the issuance date or the consummation of an initial public offering under certain circumstances. Redemption at the Option of the Holder. Each share of Series B preferred stock is entitled to a preference upon liquidation of the Company equal to at least the Accumulated Stated Value described therein, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Common Stock. Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series B preferred stock will share, on a pro rata basis, with any other capital stock that ranks on a pari passu basis with it in any distribution of the assets of the Company to the stockholders in an amount equal to the greater of (i) $1,000 per share of Series B preferred stock and (ii) the amount payable upon such liquidation, dissolution or wind-up in respect of the number of shares of common stock into which shares of Series B preferred stock were convertible immediately prior thereto. Such distribution to the Series B preferred stock will be made prior to any payment to the common stock or other junior stock. As of December 31, 2023 (Successor), and December 31, 2022 (Successor), the Series B Preferred Stock of $852.6 million are classified as temporary equity and presented in Redeemable Shares within the Consolidated Balance Sheet. Series C Preferred Stock In connection with the TelevisaUnivision Transaction, the Company issued 1,000,000 shares of the Series C preferred stock to Forgelight, Google, SoftBank Latin American Fund and The Raine Group, among others. Voting Rights: Holders of Series C preferred stock have the right to vote along with holders of the class A common stock on an as-converted basis. Dividend Rights: Holders of Series C preferred stock will share with holders of common stock in any dividend declared by the Company’s board as if such shares were converted into common stock on the record date of such dividend. Conversion Rights and Anti-Dilution Adjustments: Each share of Series C preferred stock may be converted at the option of the holder at any time into a number of shares of Class A common stock or Class B common stock equal to $1,000 divided by the conversion price then in effect. At the date of issuance of the Series C preferred stock, the conversion ratio was 4.7862 per common share. The conversion price and the securities into which shares of Series C preferred stock are convertible are subject to customary anti-dilution adjustments in the event of dividends, subdivisions, combinations, or reclassifications of common stock. 50

Redemption: Redemption By the Company. The Company may redeem each share of Series C preferred stock at any time after the later of the fifth anniversary of the issuance date or the consummation of an initial public offering under certain circumstances. Redemption at the Option of the Holder. Each share of Series C preferred stock is entitled to a preference upon liquidation of the Company equal to at least the Accumulated Stated Value described therein, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Common Stock. Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series C preferred stock will share, on a pro rata basis, with any other capital stock that ranks on a pari passu basis with it in any distribution of the assets of the Company to the stockholders in an amount equal to the greater of (i) $1,000 per share of Series C preferred stock and (ii) the amount payable upon such liquidation, dissolution or wind-up in respect of the number of shares of common stock into which shares of Series C preferred stock were convertible immediately prior thereto. Such distribution to the Series C preferred stock will be made prior to any payment to the common stock or other junior stock. As of December 31, 2023 (Successor), and December 31, 2022 (Successor), the Series C Preferred Stock of $1,007.1 million are classified as temporary equity and presented in Redeemable Shares within the Consolidated Balance Sheet. Treasury Stock In November 2022, the Company repurchased 128,004 shares of its Class A common stock. Such repurchased shares were designated as treasury stock. As of December 31, 2023 (Successor), and December 31, 2022 (Successor), the Company had 128,004 treasury stock of its Class A common stock. 19. Accumulated Other Comprehensive (Loss) Income Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss) and consists of net income (loss) and other gains (losses) that affect stockholder’s equity but, under GAAP, are excluded from net income (loss). For the Company, items included in other comprehensive income (loss) are foreign currency translation adjustments, unrealized gain (loss) on hedging activities and the amortization of unrealized (gain) loss on hedging activities, pension and post-retirement benefits. The following tables present the changes in accumulated other comprehensive (loss) income by component for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) , respectively. All amounts are net of tax. (Predecessor) Gains and (Losses) on Hedging Activities Currency Translation Adjustment Total Balance as of December 31, 2020........................................................................................ $ (152,800) $ (5,400) $ (158,200) Other comprehensive income (loss) before reclassifications............................ 16,900 (100) 16,800 Amounts reclassified from accumulated other comprehensive loss.................. — — — Net other comprehensive income .......................................................................... 16,900 (100) 16,800 Balance as of May 17, 2021 .................................................................................. $ (135,900) $ (5,500) $ (141,400) (Successor) Gains and (Losses) on Hedging Activities Currency Translation Adjustment Total Balance as of May 17, 2021 .................................................................................. $ (135,900) $ (5,500) $ (141,400) Pushdown accounting adjustments........................................................................ 135,900 5,500 141,400 Balance as of May 18, 2021 .................................................................................. — — — Other comprehensive income before reclassifications...................................... 32,100 (300) 31,800 Amounts reclassified from accumulated other comprehensive income ............ (15,700) — (15,700) Net other comprehensive income .......................................................................... 16,400 (300) 16,100 Balance as of December 31, 2021 ......................................................................... $ 16,400 $ (300) $ 16,100 51

(Successor) Gains and (Losses) on Hedging Activities Unrealized Gain on Pension Activities Currency Translation Adjustment Total Balance as of December 31, 2021 ....................................................... $ 16,400 $ — $ (300) $ 16,100 Other comprehensive income before reclassifications ................... 165,000 — 313,900 478,900 Amounts reclassified from accumulated other comprehensive loss.................................................................................................. (17,300) — — (17,300) Unrealized gain on pension activities, net of taxes......................... — 7,800 — 7,800 Net other comprehensive income ........................................................ 147,700 7,800 313,900 469,400 Balance as of December 31, 2022 ....................................................... $ 164,100 $ 7,800 $ 313,600 $ 485,500 (Successor) Gain and (Loss) on Hedging Activities Unrealized Gain (Loss) on Pension Activities Currency Translation Adjustment Total Balance as of December 31, 2022 ...................................................... $ 164,100 $ 7,800 $ 313,600 $ 485,500 Other comprehensive (loss) income before reclassifications......... (37,200) — 605,300 568,100 Amounts reclassified from accumulated other comprehensive income............................................................................................ (17,400) — — (17,400) Unrealized gain on pension activities, net of taxes........................ — (9,100) — (9,100) Amortization of unrealized gain on pension activities, net of taxes............................................................................................... — (1,300) — (1,300) Net other comprehensive (loss) income ............................................. (54,600) (10,400) 605,300 540,300 Balance as of December 31, 2023 $ 109,500 $ (2,600) $ 918,900 $ 1,025,800 The following tables present the activity within other comprehensive income (loss) and the tax effect related to such activity. 2021 Pretax Tax (provision) benefit Net of tax Period from January 1, 2021 through May 17, 2021 Unrealized gain on hedging activities $ 22,700 $ (5,800) $ 16,900 Amortization of unrealized gain on hedging activities — — — Currency translation adjustment (100) — (100) Predecessor, Other comprehensive income $ 22,600 $ (5,800) $ 16,800 Pushdown accounting adjustment (22,600) 5,800 (16,800) Other comprehensive income balance at May 18, 2021 $ — $ — $ — Period from May 18, 2021 through December 31, 2021 Unrealized gain on hedging activities $ 43,200 $ (11,100) $ 32,100 Amortization of unrealized gain on hedging activities (21,100) 5,400 (15,700) Currency translation adjustment (300) — (300) Successor, Other comprehensive income $ 21,800 $ (5,700) $ 16,100 2022 Pretax Tax (provision) benefit Net of tax Year Ended December 31, 2022 Unrealized gain on hedging activities ............................................................... $ 222,200 $ (57,200) $ 165,000 Amortization of unrealized gain on hedging activities...................................... (23,300) 6,000 (17,300) Unrealized gain on pension activities, net of taxes 7,800 — 7,800 Currency translation adjustment........................................................................ 313,900 — 313,900 Successor, Other comprehensive income $ 520,600 $ (51,200) $ 469,400 52

2023 Pretax Tax (provision) benefit Net of tax Year Ended December 31, 2023 Unrealized (loss) on hedging activities ............................................................ $ (49,800) $ 12,600 $ (37,200) Amortization of unrealized gain on hedging activities..................................... (23,300) 5,900 (17,400) Unrealized (loss) on pension activities............................................................. (9,100) — (9,100) Amortization of unrealized gain on pension (1,800) 500 (1,300) Currency translation adjustment....................................................................... 605,300 — 605,300 Successor, Other comprehensive income $ 521,300 $ 19,000 $ 540,300 For the years ended December 31, 2023 (Successor) unrealized gain on hedging activities is primarily due to the change in one-month SOFR rates for interest rate swaps. For the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), unrealized gain on hedging activities is primarily due to the change in one-month LIBOR rates for interest rate swaps. Amounts reclassified from accumulated other comprehensive (loss) income related to hedging activities are recorded to interest expense. See Note 17. Interest Rate Swaps for further information related to amounts reclassified from accumulated other comprehensive (loss) income. 20. Income Taxes (Loss) income before income taxes: Successor Entity Predecessor Entity Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 Period from January 1, 2021 through May 17, 2021 Domestic................................................... $ (466,100) $ (874,400) $ 93,100 $ 637,000 $ 53,300 International.............................................. (354,400) (500,700) 1,300 — 800 (Loss) income before income taxes.......... (820,500) $ (1,375,100) $ 94,400 $ 637,000 $ 54,100 The provision (benefit) for income tax for the years ended December 31, 2023 (Successor Entity) and December 31, 2022 (Successor Entity) and the periods ended May 18, 2021 through December 31, 2021 (Successor Entity) and from January 1, 2021 through May 17, 2021 (Successor Entity) and from January 1, 2021 through May 17, 2021 (Predecessor Entity) comprised the following charges and (benefits): Successor Entity Predecessor Entity Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 Period from January 1, 2021 through May 17, 2021 Current: Federal................................................... $ 75,600 $ 52,600 $ 850 $ — $ 250 State....................................................... (8,000) 19,600 8,000 — 8,000 Foreign .................................................. 47,700 49,800 250 — 250 Total current income tax (benefit) expense.................................................. 115,300 122,000 9,100 — 8,500 Deferred: Federal................................................... (64,600) 32,900 3,600 2,700 1,500 State....................................................... (27,300) (1,000) (3,600) 500 (4,100) Foreign .................................................. 10,100 13,300 (200) — — Total deferred income tax (benefit) expense.................................................. (81,800) 45,200 (200) 3,200 (2,600) Income tax (benefit) expense.......................... $ 33,500 $ 167,200 $ 8,900 $ 3,200 $ 5,900 53

For the years ended December 31, 2023 (Successor Entity) and December 31, 2022 (Successor Entity) and for the periods from May 18, 2021 through December 31, 2021 (Successor Entity) and from January 1, 2021 through May 17, 2021 (Successor Entity) and the period from January 1, 2021 through May 17, 2021 (Predecessor Entity), a reconciliation of the federal statutory tax rate to the Company’s effective tax rate is as follows: Successor Entity Predecessor Entity Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 Period from January 1, 2021 through May 17, 2021 Federal statutory tax rate ................................. 21.0% 21.0% 21.0% 21.0% 21.0% State and local income taxes, net of federal tax benefit........................................................ 4.5 3.5 3.0 0.1 5.8 Effect of international operations.................... (0.5) (2.9) — — — Valuation allowance ........................................ 2.2 (4.0) (8.8) — (15.2) Equity based compensation............................. (2.5) (0.6) — — 4.7 Searchlight step-up gain on investment .......... — — — (20.6) — Televisa settlements (non-taxable).................. — — (7.6) — (7.6) Transaction related costs................................. — (0.4) 1.5 — 1.1 Foreign rate differential................................... 2.7 — — — — Base erosion tax 2.4 — — — — Inflationary Adjustment .................................. (1.9) — — — — Goodwill impairment ...................................... (22.9) (28.4) — — — Puerto Rico disposition ................................... (8.2) — — — — Prior period adjustment................................... (0.3) — — — — Other................................................................ (0.6) (0.2) 0.3 — 1.2 Total effective tax rate ........................... (4.1)% (12.0)% 9.4% 0.5% 11.0% As a result of the TelevisaUnivision Transaction (See Note 3. TelevisaUnivision Transaction), the Company’s international operations that are subject to local income taxes has increased significantly. The acquired entities operate in territories where the statutory rate is in excess of the 21% U.S. federal statutory rate. With the exception of certain licenses and other assets acquired directly by the Company, the Transaction was a non-taxable business combination resulting in goodwill that is not tax deductible. 54

The Company’s deferred tax assets and liabilities as of December 31, 2023 (Successor) and December 31, 2022 (Successor) are as follows: December 31, 2023 December 31, 2022 (Successor) (Successor) Deferred tax assets: Tax loss carry-forwards....................................................................................... $ 255,000 $ 305,200 Advanced deposits for taxes................................................................................ 101,000 200,900 Investments related .............................................................................................. 47,200 34,600 Interest.................................................................................................................. 152,400 99,500 Tax credits............................................................................................................ 127,900 104,400 Compensation related costs.................................................................................. 24,000 42,500 Lease liability....................................................................................................... 184,500 193,800 Accrued liabilities................................................................................................ — 119,800 Debt related.......................................................................................................... 18,300 12,900 Deferred revenue.................................................................................................. 226,600 — Other .................................................................................................................... 49,800 81,300 Valuation allowance............................................................................................. (426,100) (443,400) Total deferred tax assets....................................................................................... 760,600 751,500 Deferred tax liabilities: Property, equipment and intangible assets........................................................... (1,212,200) (1,360,100) Right of use asset................................................................................................. (77,300) (78,900) Other .................................................................................................................... (41,500) — Total deferred tax liability ................................................................................... (1,331,000) (1,439,000) Net deferred tax liability.......................................................................................... $ (570,400) $ (687,500) At December 31, 2023 (Successor), the Company has various state tax effected net operating loss carryforwards of approximately $21.0 million (based on the current state income apportionment, the Company would require approximately $220.3 million of future taxable income to fully utilize such net operating loss carryforwards), which will expire in 2024 through 2035. We have $30.7 million of foreign tax loss carryforwards that begin to expire in 2024 and $218.7 million of foreign tax losses with an indefinite carryforward period in various international jurisdictions. In addition, we have $17.0 million of U.S. foreign tax credits, $30.9 million of foreign tax credits in foreign jurisdictions, and $82.0 million of various U.S. State credit carryforwards at December 31, 2023 (Successor). The utilization of these carryforwards as an available offset to future tax is subject to limitations under U.S. and foreign income tax laws. These carryforwards begin to expire in fiscal year 2029. At December 31, 2022 (Successor), the Company has various state tax effected net operating loss carryforwards of approximately $23.5 million (based on the current state income apportionment, the Company would require approximately $495.3 million of future taxable income to fully utilize such net operating loss carryforwards), which will expire in 2023 through 2035. We have $182.9 million of tax losses in various international territories that begin to expire in 2023 and $136.1 million of tax losses with an indefinite carryforward period. In addition, we have $30.5 million of foreign tax credit carryforwards at December 31, 2022 (Successor). The utilization of these carryforwards as an available offset to future tax is subject to limitations under current local income tax laws. These carryforwards begin to expire in fiscal year 2029. At December 31, 2023 (Successor), the Company has U.S. capital loss carryforwards of approximately $658.1 million, resulting in a deferred tax asset of $170.2 million for federal and state income tax purposes that will expire in 2024. At December 31, 2022 (Successor), the Company has U.S. capital loss carryforwards of approximately $692.7 million, resulting in a deferred tax asset of $182.0 million for federal and state income tax purposes. Management assessed the realizability of this deferred tax asset and provided a full valuation allowance as it was not more-likely-than-not to be realized. At December 31, 2023 (Successor), and December 31, 2022 (Successor), the Company has recorded a deferred tax asset of $101.0 million and $200.9 million, respectively, related to an advanced deposit for Mexican corporate income taxes. This amount is expected to be realized by end of fiscal year 2025. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities 55

(including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. At December 31, 2023 (Successor) and December 31, 2022 (Successor), the Company maintained a valuation allowance in the amount of $426.1 million and $443.4 million, respectively. These valuation allowances were primarily comprised of capital loss carryforwards, foreign net operating loss carryforwards, and tax credits, as it is more likely than not that the benefits of these deductible differences will not be realized. The decrease of $17.3 million to the valuation allowance is primarily driven by the disposition of Univision Puerto Rico, Inc., and the related net operating loss carryforwards, offset by losses in foreign jurisdictions and impairments. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows: Predecessor, Balance at December 31, 2020 ........................................................................................ $ 28,300 Addition based on tax positions related to current year........................................................................ 1,400 Increase for tax position of prior years................................................................................................. 800 Predecessor, Balance at May 17, 2021 ................................................................................................. $ 30,500 Addition based on tax positions related to current year........................................................................ 2,000 Increase for tax position of prior years................................................................................................. 1,200 Lapse in statute of limitations............................................................................................................... (1,100) Successor, Balance at December 31, 2021 ........................................................................................... $ 32,600 Addition based on tax positions related to current year........................................................................ 3,800 Decrease for tax position of prior years................................................................................................ (1,500) Lapse in statute of limitations............................................................................................................... (1,400) Settlements............................................................................................................................................ (500) Successor, Balance at December 31, 2022 ........................................................................................... $ 33,000 Addition based on tax positions related to current year........................................................................ 4,200 Decrease for tax position of prior years................................................................................................ (2,600) Lapse in statute of limitations............................................................................................................... (18,400) Successor, Balance at December 31, 2023 ........................................................................................... $ 16,200 For the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is approximately $13.4 million, $26.2 million, $14.7 million and $11.1 million in the aggregate respectively. The Company recognizes interest and penalties, if any, related to uncertain income tax positions in income tax expense. The Company had approximately $5.2 million and $12.4 million of accrued interest and penalties related to uncertain tax positions as of December 31, 2023 (Successor) and December 31, 2022 (Successor), respectively. The Company recognized interest and penalties of $7.2 million, $0.9 million, $1.8 million and $0.4 million related to uncertain tax positions for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), respectively. It is reasonably possible that certain income tax examinations may be concluded, or statutes of limitation may lapse, during the next twelve months, which could result in a decrease in unrecognized tax benefits of approximately $13.5 million that would, if recognized, impact the effective tax rate. The Company and its subsidiaries file income tax returns with the IRS and various state and international jurisdictions. The Company files a consolidated federal income tax return for U.S. purposes and has substantially concluded all U.S. federal income tax matters for years through 2021. Tax authorities are also conducting examinations of Company subsidiaries in various international and state and local jurisdictions. The Company has concluded substantially all income tax matters for all major jurisdictions through 2017. 21. Share-Based Compensation On December 1, 2010, UHI established the 2010 Equity Incentive Plan (the “2010 Plan”), which replaced the amended and restated 2007 Equity Incentive Plan (the “2007 Plan”). The 2010 Plan expired on January 2, 2021. On June 16, 2021, UH Holdco established the 2021 Equity Incentive Plan (the “2021 Plan”). The 2010 Plan reflected the recapitalization of UHI and Broadcast Holdings whereby the original Class A common stock and Class L common stock of UHI and shares of Preferred Stock of Broadcast Holdings were converted to new classes of stock of UHI. Shares and strike prices for awards made under the 2007 Plan were converted to reflect such capital structure. 56

Both the 2021 Plan and 2010 Plan were adopted to attract, retain and motivate officers and employees of, consultants to, and non-employee directors. Under the 2021 Plan, the maximum number of shares that may be issued pursuant to awards made under the plan is 2,350,000 shares of all classes of stock. The Committee or Board of Directors, as applicable, may grant options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards. Awards may also be made under the 2021 Plan, in the Board of Directors or Committee’s sole discretion, in assumption of, or substitution for, outstanding awards previously granted by UH Holdco or an affiliate or a company acquired by UH Holdco or an affiliate or a company with which UH Holdco combines. Upon the exercise of a stock option award or the vesting of a restricted stock unit, shares of UH Holdco common stock are issued from authorized but unissued shares. The exercise price of stock options granted pursuant to the 2021 Plan and 2010 Plan may not be less than 100% of the fair market value of UH Holdco’s common stock on the date of grant. No non-qualified stock option or stock appreciation right award will be exercisable after ten years from the date granted. The number of shares subject to an award, the consequences of a participant’s termination of service with UH Holdco or any subsidiary or affiliate, and the dates and events on which all or any portion of an award shall be vested and non-forfeitable is set out in an individual award agreement. The Company’s share-based compensation pre-tax expense is presented below: Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Successor) (Successor) (Predecessor) Employee share-based compensation ...................... $ 87,800 $ 87,500 $ 23,000 $ 4,000 The total income tax benefit for share-based compensation recognized in the consolidated statements of operations (including restricted stock units) for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor), and January 1, 2021 through May 17, 2021 (Predecessor) were $4.3 million, $9.1 million, $5.9 million, and $1.0 million, respectively. Stock Options A summary of stock options as of December 31, 2023 (Successor) and the changes during the year then ended is presented below: Stock Options Weighted Average Exercise Price Weighted Average Remaining Contractual Term (years) Aggregate Intrinsic Value (thousands) Outstanding at December 31, 2022 ............................................................ 1,175,706 $ 214.59 6.9 500 Granted....................................................................................................... 200,387 $ 208.93 Exercised .................................................................................................... — $ — Forfeited, canceled, or expired................................................................... (126,182) $ 241.74 Outstanding at December 31, 2023 ............................................................ 1,249,911 $ 211.92 6.2 500 Exercisable at December 31, 2023............................................................. 576,772 $ 216.76 6.0 500 The weighted-average grant-date fair value of options granted during the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and the periods from May 18, 2021 through December 31, 2021 (Successor) and January 1, 2021 through May 17, 2021 (Predecessor) was $50.58, $49.61, $46.38, and zero, respectively. The majority of the Company’s stock options are time-based and vest over periods of between three and five years. The fair value of shares vested during the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and the periods from May 18, 2021 through December 31, 2021 (Successor) and January 1, 2021 through May 17, 2021 (Predecessor) was $162.65, $163.12, $208.93, and $39.51, respectively. The total intrinsic value of options outstanding during the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and January 1, 2021 through May 17, 2021 (Predecessor) was $0.5, $0.5, zero, and zero million, respectively. Total unrecognized compensation cost related to unvested stock options that will vest upon satisfaction of service conditions as of December 31, 2023 (Successor) is $23.9 million, which is expected to be recognized over a weighted-average period of 1.5 years. 57

Restricted Stock Units The following table presents the changes in the number of restricted stock unit awards during the year ended December 31, 2023 (Successor): Restricted Stock Unit Awards Weighted Average Grant-date Fair Value Outstanding at December 31, 2022 1,250,159 $ 145.07 Granted........................................................................................................................................... 3,000 $ 130.49 Vested............................................................................................................................................. (482,767) $ 163.80 Surrendered/Canceled .................................................................................................................... — $ — Outstanding at December 31, 2023 ................................................................................................ 770,392 $ 148.62 The restricted stock unit awards vest over periods of between three and four years from the date of grant. The fair value of restricted stock units awarded to employees is measured at estimated intrinsic value at the date of grant. The weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and the periods from May 18, 2021 through December 31, 2021 (Successor), January 1, 2021 through May 17, 2021 (Predecessor) was $130.49, $145.07, $144.93, and $15.16, respectively. The total fair value of shares vested during the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor) and the periods from May 18, 2021 through December 31, 2021 (Successor), January 1, 2021 through May 17, 2021 (Predecessor) was $44.3 million, $6.8 million, $7.1 million, and $6.1 million, respectively. Total unrecognized compensation cost related to unvested restricted stock awards that will vest upon satisfaction of service conditions as of December 31, 2023 (Successor) is $71.8 million, which is expected to be recognized over a weighted-average period of 1.1 years. 22. Employee Benefits As a result of the TelevisaUnivision Transaction (See Note 3. TelevisaUnivision Transaction), the Company assumed the pension and seniority premium (post-retirement benefits) obligations relating to the defined benefit plan for its Mexican employees. The Company also assumed a legal indemnity obligation, which, pursuant to Mexican Labor Law, covers employees in Mexico who are dismissed unjustifiably and entitles such employees to three months of salary, plus 20 days of salary per year of service. Pension Plan and Seniority Premium Plan The defined benefit retirement pension plan and seniority premium plan (the “Retirement Plans”) covers Mexican based employees. Under the provisions of the Mexican Labor Law, seniority premiums plans are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. After retirement age, employees are no longer eligible for seniority premiums plans. The actuarial assumptions to determine the present value of defined benefit obligations and the net periodic pension costs for the defined benefit obligations are as follows: December 31, 2023 December 31, 2022 (Successor) (Successor) Discount rate ........................................................................................................ 10.45% 10.15% Salary increase...................................................................................................... 5.25% 5.25% Inflation rate ......................................................................................................... 3.75% 3.75% Expected return on plan assets ............................................................................ 10.45% 10.15% The components of net periodic cost of the Retirement Plans for the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), other than the service costs component, are included in “Other, net” within the consolidated statement of operations, consisted of the following: December 31, 2023 December 31, 2022 (Successor) (Successor) Service cost.......................................................................................................... $ 4,300 $ 3,800 Interest cost.......................................................................................................... 9,300 5,700 Expected return on plan assets............................................................................. (2,200) (1,900) Actuarial gain - amortization............................................................................... (1,400) — Net periodic cost................................................................................................... $ 10,000 $ 7,600 58

The Company’s defined benefit obligations, plan assets, and the funded status balances of our retirement pension plans as of December 31, 2023 (Successor) and December 31, 2022 (Successor) are as follows: December 31, 2023 December 31, 2022 (Successor) (Successor) Change in benefit obligations: Benefit obligation, beginning of the year............................................................... $ (78,300) $ — Acquisition ........................................................................................................ — (84,700) Service cost........................................................................................................ (4,300) (3,800) Interest cost........................................................................................................ (9,300) (5,700) Benefits paid...................................................................................................... 9,100 5,600 Actuarial (loss) gain .......................................................................................... (3,200) 5,600 Foreign currency translation (gain) loss............................................................ (10,600) 4,700 Benefit obligation, end of the year......................................................................... $ (96,600) $ (78,300) Change in plan assets: Fair value of plan assets, beginning of the year..................................................... $ 26,800 $ — Acquisition ........................................................................................................ — 31,700 Return on plan assets......................................................................................... 2,200 1,900 Benefits paid...................................................................................................... (4,100) (5,600) Foreign currency exchange translation loss (gain)............................................ 4,500 (1,200) Fair value of plan assets, end of the year ............................................................... $ 29,400 $ 26,800 Under funded status, end of the year...................................................................... $ (67,200) $ (51,500) The net unfunded amounts related to the Company’s defined benefit plans are recorded within “Other long-term liabilities” within the Company’s consolidated balance sheet. Plan Assets - Pension and Seniority Premium The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated “AA” or “AAA” by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. The weighted average asset allocation by asset category was as follows: December 31, 2023 December 31, 2022 Equity securities 32% 33% Fixed rate instruments 68% 67% Total 100% 100% The weighted average expected long-term rate of return of plan assets of 7.08% as of December 31, 2023 (Successor). The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time. This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments. The plan assets are measured at fair value annually. The Company plan assets in the aggregate amount of $29.4 million as of December 31, 2023 (Successor) includes primarily investments in equity securities and mutual funds (fixed rate instruments). Investments in equity securities, are measured at the closing price reported on the active market on which the individual securities are traded. Investments in mutual funds consist of fixed rate instruments and are measured at the net asset value provided by the administrator of the fund. The plan assets return for $2.2 million for the year ended December 31, 2023 (Successor). 59

The weighted average durations of the defined benefit plans were as follows: December 31, 2023 December 31, 2022 Pensions................................................................................................................ 5.2 years 5.2 years Seniority Premium ............................................................................................... 7.1 years 7.2 years Pension and Seniority Premium - Expected Benefit Payments The following table presents the estimated future benefit payments expected to be paid out of our retirement pension plans over the next ten years: Year Amount 2024........................................................................................................................................................ $ 17,200 2025........................................................................................................................................................ 11,500 2026........................................................................................................................................................ 13,600 2027........................................................................................................................................................ 13,200 2028........................................................................................................................................................ 15,200 Thereafter............................................................................................................................................... $ 75,200 Legal Indemnity The components of net periodic cost of the legal indemnity for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), other than the service costs component, are included in Other, net within the consolidated statement of operations and consisted of the following: December 31, 2023 December 31, 2022 (Successor) (Successor) Service cost.......................................................................................................... $ 5,700 $ 5,200 Interest cost.......................................................................................................... 11,100 4,200 Actuarial gain - amortization............................................................................... (400) — Net periodic cost................................................................................................... $ 16,400 $ 9,400 The Company’s unfunded legal indemnity obligation associated with post-employment benefits, is presented as follows: December 31, 2023 December 31, 2022 Change in benefit obligations: (Successor) (Successor) Benefit obligation, beginning of the year............................................................. $ (69,600) $ — Acquisition ...................................................................................................... (200) (73,700) Service cost...................................................................................................... (5,700) (5,200) Interest cost...................................................................................................... (11,100) (4,200) Benefits paid.................................................................................................... 3,500 14,900 Actuarial (loss) gain ........................................................................................ (9,500) 2,200 Foreign currency translation gain.................................................................... (8,100) (3,600) Benefit obligation, end of the year....................................................................... $ (100,700) $ (69,600) The legal indemnity obligation is recorded within “Other long-term liabilities” within the Company’s consolidated balance sheet. 60

Legal Indemnity - Expected Benefit Payments The following table presents the estimated future benefit payments expected to be paid out for the defined benefits plans over the next ten years (in thousands): Year Amount 2024 ....................................................................................................................................................... $ 12,800 2025 ....................................................................................................................................................... 13,700 2026 ....................................................................................................................................................... 14,100 2027 ....................................................................................................................................................... 14,900 2028 ....................................................................................................................................................... 15,300 Thereafter............................................................................................................................................... 78,600 Other Employee Benefits UCI has a 401(k) retirement savings plan (the “401(k) Plan”) covering all eligible employees over the age of 21. The 401(k) Plan allows the employees to defer a portion of their annual compensation, and UCI may match a portion of the employees’ contributions generally after the first day of service. Since April 1, 2021, UCI match 100% of the first 3% of eligible employee compensation that was contributed to the 401(k) Plan. From May 1, 2020 through March 31, 2021, UCI elected to not match any eligible employee compensation that was contributed to the 401(k) Plan. For the years ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), UCI recognized expense for matching cash contributions of $26.6 million, $18.2 million, $4.7 million, and $1.0 million, respectively. 23. Contingencies and Commitments Contingencies The Company maintains insurance coverage for various risks, where deemed appropriate by management, at rates and terms that management considers reasonable. The Company has deductibles for various risks, including those associated with windstorm and earthquake damage. The Company self-insures its employee medical benefits and its media errors and omissions exposures. In management’s opinion, the potential exposure in future periods, if uninsured losses were to be incurred, should not be material to the consolidated financial position or results of operations. The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with law or regulations in jurisdictions in which the Company operates. The Company establishes reserves for specific liabilities in connection with regulatory and legal actions that the Company deems to be probable and estimable. The Company believes the amounts accrued in its financial statements are sufficient to cover all probable liabilities. In other instances, the Company is not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the Company’s financial condition or result of operations. The Alternative Reference Rates Committee (“ARRC”) previously identified the SOFR as the rate that represents best practice as the alternative to USD-LIBOR for use in derivatives and other financial contracts that are currently indexed to USD-LIBOR. During the second quarter ended June 30, 2023, the Company amended the terms of its Term Loans and interest rate hedging arrangements to transition to SOFR-based interest rates, effective July 31, 2023, except for its 2024 Term Loans, which did not include LIBOR transition language and transitioned to synthetic LIBOR after June 30, 2023 pursuant to its terms and has been fully prepaid as of December 31, 2023 (Successor). Commitments In the normal course of business, UCI enters into multi-year contracts for programming content, sports rights, research and other service arrangements and in connection with joint ventures. The Company has long-term operating leases expiring on various dates for office, studio, automobile and tower rentals. the Company's operating leases, which are primarily related to buildings and tower properties, have various renewal terms and escalation 61 clauses. The Company also has long-term finance lease obligations for facilities and transmission and technical equipment assets that are used to transmit and receive its network signals in the U.S. and Mexico. The following is a schedule by year of future minimum payments under programming and other non-lease related contracts as of December 31, 2023 (Successor): Year Programming and Other (a) 2024.......................................................................................................................................................................... $ 905,700 2025.......................................................................................................................................................................... 1,006,100 2026.......................................................................................................................................................................... 634,000 2027.......................................................................................................................................................................... 635,700 2028.......................................................................................................................................................................... 465,900 Thereafter................................................................................................................................................................. 724,100 Total minimum payments ........................................................................................................................................ $ 4,371,500 (a) Other amounts in commitments are associated with research tools, information technology and other contractual obligations. 24. Segments The Company has one reportable segment, Media and Entertainment. The Company’s operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities that are reviewed by the Company’s chief operating decision maker. The Company evaluates performance based on several factors. In addition to considering primary financial measures including revenue, management evaluates operating performance for planning and forecasting future business operations by considering Adjusted OIBDA (as defined below). Adjusted OIBDA eliminates the effects of certain items the Company does not consider indicative of its core operating performance. Based on its customers and type of content, the Company has linear/digital and radio operations. The Company’s linear networks operations includes the Univision and UniMás broadcast networks; 9 cable networks, including Galavisión and TUDN; and the Company’s owned or operated television stations. In Mexico, the Company operates 4 broadcast channels in Mexico, 29 pay-TV channels, and the Videocine movie studio. The digital operations include digital properties consisting of online and mobile websites and applications including Univision.com, free ad-based video on demand (AVOD) streaming service and subscription streaming service, ViX, formerly known as PrendeTV. The radio operations, known as the Uforia Audio Network, includes the Company’s owned and operated radio stations; a live event series; and the Uforia music application which includes the digital audio elements of Univision.com. The Company incurs corporate expenses separate from the linear/digital and radio operating segments which include general corporate overhead and unallocated, shared company expenses related to human resources, finance, legal, other corporate departments and executive function which are centrally managed and support the Company’s operating and financing activities. Unallocated assets include the retained interest in the Company’s accounts receivable facility, fixed assets and deferred financing costs that are not allocated to its operating segments. The operating segments have separate financial information which is used by the chief operating decision maker to evaluate performance and allocate resources. The reporting segment results reflected in the disclosures below illustrate how management evaluates its financial performance and allocates resources. Adjusted OIBDA represents operating income before depreciation, amortization and certain additional adjustments to operating income. In calculating Adjusted OIBDA the Company’s operating income is adjusted for share-based compensation and other non-cash charges, restructuring and severance charges, as well as certain unusual and infrequent items and other non-operating related items. Adjusted OIBDA is not, and should not be used as, an indicator of or alternative to operating income or net income (loss) as reflected in the consolidated financial statements. It is not a measure of financial performance under GAAP and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Since the definition of Adjusted OIBDA may vary among companies and industries, it should not be used as a measure of performance among companies. 62

The Media and Entertainment reportable segment information is presented in the following table: Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Successor) (Successor) (Predecessor) Disaggregated revenues: Advertising: US................................................................. $ 1,777,600 $ 1,797,000 $ 1,086,700 $ 540,800 Mexico .......................................................... 1,204,700 968,800 — — Total ........................................................... $ 2,982,300 $ 2,765,800 $ 1,086,700 $ 540,800 Subscriber and licensing: US................................................................. $ 1,309,300 $ 1,360,200 $ 711,100 $ 401,200 Mexico .......................................................... 504,100 380,000 — — Total ........................................................... $ 1,813,400 $ 1,740,200 $ 711,100 $ 401,200 Other: US................................................................. $ 72,800 $ 36,200 $ 66,300 $ 34,900 Mexico .......................................................... 59,500 83,700 — — Total ........................................................... $ 132,300 $ 119,900 $ 66,300 $ 34,900 Revenue: US............................................................... $ 3,159,700 $ 3,193,400 $ 1,864,100 $ 976,900 Mexico........................................................ 1,768,300 1,432,500 — — Consolidated ..................................... $ 4,928,000 $ 4,625,900 $ 1,864,100 $ 976,900 Depreciation and amortization: Media and Entertainment........................... $ 552,400 $ 508,700 $ 188,300 $ 47,700 Corporate.................................................... 18,300 15,600 10,300 5,200 Consolidated ..................................... $ 570,700 $ 524,300 $ 198,600 $ 52,900 Operating income (loss): Media and Entertainment........................... $ 99,100 $ (488,500) $ 493,500 $ 247,800 Corporate.................................................... (193,000) (211,600) (150,200) (32,100) Consolidated ..................................... $ (93,900) $ (700,100) $ 343,300 $ 215,700 Adjusted OIBDA: Media and Entertainment........................... $ 1,746,000 $ 1,791,100 $ 711,000 $ 396,300 Corporate.................................................... (130,800) (136,300) (72,900) (19,600) Consolidated ..................................... $ 1,615,200 $ 1,654,800 $ 638,100 $ 376,700 Capital expenditures: Media and Entertainment........................... $ 137,300 $ 115,500 $ 22,200 $ 9,500 Corporate.................................................... 31,100 18,200 7,500 3,000 Consolidated ..................................... $ 168,400 $ 133,700 $ 29,700 $ 12,500 63

December 31, 2023 December 31, 2022 (Successor) (Successor) Total assets: Media and Entertainment....................................................................................... $ 16,241,900 $ 16,207,900 Corporate ............................................................................................................... 1,084,000 1,286,500 Consolidated................................................................................................. $ 17,325,900 $ 17,494,400 Presented below on a consolidated basis is a reconciliation of net (loss) income, which is the most directly comparable GAAP financial measure, to the non-GAAP measure Adjusted OIBDA: Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Successor) (Successor) (Successor) (Predecessor) Net (loss) income........................................................ $ (854,000) $ (1,542,200) $ 85,500 $ 633,800 $ 48,200 Provision for income taxes......................................... 33,500 167,100 8,900 3,200 5,900 (Loss) income before income taxes............................ (820,500) (1,375,100) 94,400 637,000 54,100 Other expense (income): Interest expense ..................................................... 680,400 572,200 252,100 — 167,400 Interest income....................................................... (19,800) (11,400) (400) — — Amortization of deferred financing costs.............. 15,400 12,600 2,600 — 6,200 (Gain) loss on refinancing of debt......................... (6,900) (5,400) 4,100 — — Other, net (a).......................................................... 60,000 107,000 (9,500) (637,000) (12,000) Operating (loss) income ............................................. (91,400) (700,100) 343,300 — 215,700 Depreciation and amortization.................................... 570,700 524,300 198,600 — 52,900 Impairment loss (b)..................................................... 1,011,800 1,663,200 9,300 — 92,900 Restructuring, severance and related charges............. 53,400 68,500 59,300 — 7,600 (Gain) loss on dispositions (c).................................... (27,500) (40,600) 900 — 500 Share-based compensation ......................................... 87,800 87,500 23,000 — 4,000 Purchase price adjustment (d) .................................... 9,100 45,000 — — — Other adjustments to operating income (e)................. 1,300 7,000 3,700 — 3,100 Adjusted OIBDA ...................................................... $ 1,615,200 $ 1,654,800 $ 638,100 $ — $ 376,700 (a) Other, net is primarily comprised of income or expense arising from the non-cash fair value adjustments on the Company's investments and acquisition and transaction related costs and other costs. (b) Impairment loss in 2023 and 2022 is related to goodwill, the write-down of television broadcast licenses, program rights and tradenames. Impairment loss in 2021 is related to the write-down of radio broadcast licenses, program rights, television broadcast licenses, charges on certain lease assets and other assets. (c) Gain on dispositions in 2023 primarily relates to the transfer of Puerto Rico radio assets to complete the Acquisition of Pantaya. Gain of dispositions in 2022 primarily relates to the sale of certain non-strategic radio stations and the retirement of fixed assets. Loss on disposition in 2021 primarily related to the write-off of facility-related assets. (d) Purchase price adjustment relates to programming amortization resulting from the fair value step-up of the program rights acquired as part of the TelevisaUnivision Transaction. (e) Other adjustments to operating income are primarily comprised of unusual and infrequent items as permitted by the Company’s 2007 Credit Agreement, including operating expenses in connection with COVID-19. 64

The Company is providing the supplemental information below which is the portion of the Company’s revenue equal to the royalty base used to determine the license fee payable by the Company under the program license agreement with Televisa. As a result of the TelevisaUnivision Transaction on January 31, 2022, the Company was no longer subject to a license fee under its program license agreement with Televisa. Month Ended January 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Successor) (Predecessor) Consolidated Revenue............................................................................................. $ 216,500 $ 1,864,100 $ 976,900 Less: Radio revenue (including Radio digital revenue) ................................................... (14,600) (163,900) (70,800) Other adjustments to arrive at revenue included in royalty base ............................ (13,100) (128,500) (36,400) Royalty base used to calculate Televisa license fee................................................ $ 188,800 $ 1,571,700 $ 869,700 25. Subsequent Events On January 22, 2024, UCI issued an additional $240.7 million aggregate principal amount of its existing 8.000% senior notes due August 15, 2028 (the “additional 2028 senior notes”). The additional 2028 senior notes were issued under the same indenture governing the 2028 senior notes, have the same terms as the 2028 senior notes and are treated as a single series with the 2028 senior notes. The additional 2028 senior notes were priced at 101.000%. UCI concurrently used the proceeds to make redeem all of the remaining outstanding 5.125% senior notes due 2025. See Note 16. Debt for further details about the 5.125% senior notes due 2025. On January 4, 2024, UCI issued senior secured debt of $100.0 million made up of a bank senior secured term loan A facility maturing in 2027, which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (subject to the Springing Maturity Date) (the “January 2024 Term Loan A Facility”). UCI concurrently utilized the proceeds of the January 2024 Term Loan A Facility to make a $100.0 million partial redemption of the 5.125% senior notes due 2025. As of December 31, 2023, UCI classified the $100.0 million of the 5.125% senior notes due 2025 as current debt within the Consolidated Balance Sheet as the redemption notice was irrevocably delivered before December 31, 2023 and therefore created a legally-binding obligation to redeem the amount within one year from the balance sheet date. See Note 16. Debt for further details about the 5.125% senior notes due 2025. 26. International Financial Reporting Standards The consolidated financial statements of TelevisaUnivision are prepared in accordance with GAAP which differs in certain respects from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under both GAAP and IFRS, as a result of the Reorganization transaction (See Note 1. Company Background and 4. Acquisition of UHI), on May 18, 2021 (the “Reorganization Date”), the consolidated financial statements and certain footnote disclosures included herein are presented in two distinct periods to indicate the application of two different bases of accounting, which may not be comparable, between the periods presented. The periods prior to the Reorganization Date are identified as “Predecessor” and the periods after the Reorganization Date are identified as “Successor”. In addition, and as result of the Reorganization, certain historical GAAP to IFRS differences have been eliminated. Below are the IFRS differences that existed as of and for the year ended December 31, 2023 (Successor) and for each applicable period presented as described below. a. Share-Based Payments Under GAAP, the Company accounts for share-based payment awards that vest in installments based on service conditions on a straight-line basis. In addition, deferred tax assets for awards that are expected to result in a future tax deduction are calculated based on the cumulative GAAP expense recognized. Under IFRS 2, Share-based payment, as amended, compensation expense associated with share-based payment awards is accounted for using the accelerated method (straight-line basis over the requisite service period for each separately vesting portion of the award). Deferred tax assets are calculated based on the estimated tax deduction determined at each reporting date under applicable tax law. 65

The following summarizes the adjustments related to the statement of operations and balance sheet accounts for the periods presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Direct operating expenses............................... $ 1,914,900 $ (600) $ 1,914,300 $ 1,751,100 $ 2,400 $ 1,753,500 Selling, general and administrative expenses.. 1,496,100 (11,900) 1,484,200 1,359,500 46,400 1,405,900 Provision for income taxes.............................. 33,500 10,800 44,300 167,100 14,700 181,800 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Predecessor) As reported Adjustment As adjusted As reported Adjustment As adjusted Direct operating expenses............................... $ 718,200 $ 1,000 $ 719,200 $ 377,000 $ (100) $ 376,900 Selling, general and administrative expenses.. 534,500 15,300 549,800 230,300 (600) 229,700 Provision for income taxes.............................. 8,900 (1,500) 7,400 5,900 3,200 9,100 As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Goodwill 1 ........................................................ $ 5,911,200 $ 18,100 $ 5,929,300 $ 6,319,800 $ 18,100 $ 6,337,900 Deferred tax assets.......................................... 248,500 8,200 256,700 131,300 7,800 139,100 Deferred tax liabilities, net ............................. 818,900 50,400 869,300 818,800 39,100 857,900 Additional paid-in capital............................... 3,462,800 52,600 3,515,400 3,417,400 65,100 3,482,500 Accumulated (deficit) retained earnings ........ (1,676,900) (76,600) (1,753,500) (822,900) (78,300) (901,200) 1 Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to share based payments at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion. b. Deferred Financing Costs During the year ended December 31, 2023, the Company had the following debt refinance transactions (See Note 16. Debt): • On June 30, 2023, the Company issued senior secured debt of $100.0 million, bank senior secured term loan A facility maturing in 2027 and utilized the proceeds to make a $100.0 million partial prepayment of the bank senior secured term B facility maturing in 2024 (the “2024 term loans”). • On July 26, 2023, the Company issued senior secured debt of $100.0 million, bank senior secured term loan A facility maturing in 2027 and used the proceeds to make a $100.0 million partial prepayment of the 2024 term loans. • On August 7, 2023, the Company issued $500.0 million 8.000% senior notes due August 15, 2028 (the “initial 2028 senior notes”). The Company concurrently used the proceeds to prepay all of the $161.3 million the remaining balance of the 2024 term loans and to make a $338.7 million partial redemption of the 5.125% senior notes due 2025. • On August 28, 2023, the Company issued senior secured debt of $100.0 million made up of a bank senior secured term loan A facility maturing in 2027. The Company concurrently utilized the proceeds of the August 2023 Term Loan A Facility to make a $100.0 million partial redemption of the 5.125% senior notes due 2025. • On December 18, 2023, the Company issued an additional $700.0 million aggregate principal amount of its existing 8.000% senior notes due August 15, 2028 (the “December 2028 senior notes”). The December 2028 senior notes were issued under the same indenture governing the initial 2028 senior notes (as defined above), have the same terms as the initial 2028 senior notes and are treated as a single series with the initial 2028 notes. The December 2028 senior notes were priced at 100.500%. The Company concurrently used the proceeds to make a $700.0 million partial redemption of the 5.125% senior notes due 2025. Under GAAP, the Company capitalized $19.7 million related to third party costs incurred for the 2023 debt refinance transactions and are expensed over the respective terms. Under IFRS, in accordance with IFRS 9, these third-party costs are expensed as incurred. 66

On June 24, 2022, the Company issued senior secured debt of $1.5 billion made up of (i) Bank senior secured term loan facility maturing on June 24, 2027 of $500.0 million, (ii) Bank senior secured term loan facility maturing on June 30, 2029 of $500.0 million and (i) 7.375% Senior Secured Notes due June 30, 2030 of $500.0 million. The Company utilized the debt issuance proceeds to (i) redeem all of the outstanding 9.5% 2025 senior notes of $370.0 million and (ii) make a $1,130 million partial prepayment of the bank senior secured term loan facility maturing in 2024. On August 26, 2022, $400.0 million additional aggregate principal amount of the 2030 senior notes were issued and the proceeds were used to make a $406.0 million partial prepayment of the bank senior secured term loan facility maturing in 2024. Under GAAP, the Company capitalized $17.8 million related to third party costs that were incurred with the issuance of the senior secured debt and will be expensed over the respective terms. Under IFRS, in accordance with IFRS 9, these third-party costs are expensed as incurred. In July 2021, the Company entered into an amendment to the credit agreement governing the Company’s Senior Secured Credit Facilities. See Note 16. Debt. Under GAAP, for the period ended December 31, 2021 (Successor), the Company recorded a loss on refinancing of debt of $4.1 million of third-party costs related to this amendment. Under IFRS, in accordance with IFRS 9, third-party costs associated with this modification are capitalized and amortized over the remaining term of the modified debt. The following summarizes the adjustments related to the statement of operations and balance sheet accounts for the periods presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Amortization of deferred financing costs....... $ 15,400 $ (2,600) $ 12,800 $ 12,600 $ (600) $ 12,000 (Gain) loss on refinancing of debt.................. (6,900) 19,700 12,800 (5,400) 17,800 12,400 Provision for income taxes............................. 33,500 (4,400) 29,100 167,100 (4,400) 162,700 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Predecessor) As reported Adjustment As adjusted As reported Adjustment As adjusted Amortization of deferred financing costs........ $ 2,600 $ 400 $ 3,000 $ 6,200 $ 1,600 $ 7,800 Loss on refinancing of debt............................. 4,100 (4,100) — — — — (Benefit) provision for income taxes .............. 8,900 900 9,800 5,900 (400) 5,500 As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Goodwill 1 ........................................................ $ 5,911,200 $ 3,800 $ 5,915,000 $ 6,319,800 $ 3,800 $ 6,323,600 Long-term debt and finance lease obligations 9,571,100 30,600 9,601,700 9,911,400 13,500 9,924,900 Deferred tax liabilities, net ............................ 818,900 (4,100) 814,800 818,800 300 819,100 Accumulated (deficit) retained earnings ........ (1,676,900) (22,800) (1,699,700) (822,900) (10,000) (832,900) 1 Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to deferred financing costs at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion. c. Leases The Company records its operating leases and associated liabilities on its Consolidated Balance Sheet. GAAP preserves the distinction between operating and finance leases whereas under IFRS all leases except as it relates to short-term or low value leases, are recognized as finance leases. 67

The following summarizes the adjustments related to the statement of operations and balance sheet accounts for the periods presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Direct operating expenses............................... $ 1,914,900 $ (3,500) $ 1,911,400 $ 1,751,100 $ (6,000) $ 1,745,100 Selling, general and administrated expenses.. 1,496,100 (3,100) 1,493,000 1,359,500 (900) 1,358,600 Finance expense.............................................. — 10,000 10,000 — 10,000 10,000 Provision for income taxes............................. 33,500 (900) 32,600 167,100 (800) 166,300 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Predecessor) As reported Adjustment As adjusted As reported Adjustment As adjusted Direct operating expenses............................... $ 718,200 $ (100) $ 718,100 $ 377,000 $ (600) $ 376,400 Selling, general and administrated expenses... 534,500 (2,200) 532,300 230,300 (1,700) 228,600 Finance expense .............................................. — 7,800 7,800 — 5,400 5,400 Provision (benefit) for income taxes............... 8,900 (1,400) 7,500 5,900 (800) 5,100 As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Goodwill 1 ........................................................ $ 5,911,200 $ (6,800) $ 5,904,400 $ 6,319,800 $ (6,800) $ 6,313,000 Operating right-of-use assets.......................... 136,500 (12,000) 124,500 176,000 (8,600) 167,400 Deferred tax assets.......................................... 248,500 9,900 258,400 131,300 9,000 140,300 Accumulated (deficit) retained earnings......... (1,676,900) (8,900) (1,685,800) (822,900) (6,400) (829,300) 1 Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to leases at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion. d. Program Rights Impairment Under GAAP, program rights are tested for impairment on a stand-alone basis and impaired if the book value exceeds the fair value due to diminished forecasted profitability. Under IAS 36, Impairment of Assets, program rights are tested for impairment as a part of their associated cash-generating unit (“CGU”) and no impairment is recognized if the associated CGU is not impaired, or if the CGU is impaired, until any associated goodwill is fully impaired. Under both GAAP and IFRS, cancelled program rights which will never be broadcasted are considered obsolete and fully impaired. The following summarizes the adjustments related to the statement of operations and balance sheet accounts for the periods presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Direct operating expenses............................... $ 1,914,900 $ 5,400 $ 1,920,300 $ 1,751,100 $ — $ 1,751,100 Impairment loss.............................................. 1,011,800 (6,500) 1,005,300 1,663,200 (7,600) 1,655,600 Provision for income taxes............................. 33,500 300 33,800 167,100 2,000 169,100 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Predecessor) As reported Adjustment As adjusted As reported Adjustment As adjusted Direct operating expenses............................... $ 718,200 $ 4,200 $ 722,400 $ 377,000 $ 29,800 $ 406,800 Impairment loss............................................... 9,300 (5,900) 3,400 92,900 (19,600) 73,300 Provision (benefit) for income taxes............... 8,900 400 9,300 5,900 (2,600) 3,300 68

As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Program rights and prepayments (current)..... $ 116,000 $ 10,400 $ 126,400 $ 68,800 $ 9,300 $ 78,100 Goodwill 1 ........................................................ 5,911,200 14,800 5,926,000 6,319,800 14,800 6,334,600 Deferred tax liabilities, net ............................. 818,900 17,500 836,400 818,800 17,200 836,000 Accumulated (deficit) retained earnings ........ (1,676,900) 7,600 (1,669,300) (822,900) 6,800 (816,100) 1 Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to program rights and prepayments at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion. e. Media Networks CGU Impairments Under GAAP, long-lived assets, intangible assets with definite lives and indefinite lives are tested for impairment at an individual asset level and goodwill is allocated to the reportable unit. Under IFRS, the Company tests such assets for impairment at a CGU level, goodwill is allocated to CGUs or groups of CGUs. An accounting adjustment is made to reflect differences due to the level in which assets may be tested for impairment. During the year ended December 31, 2023, under GAAP the Company recorded Goodwill impairment of $778.7 million, FCC Television license impairment of $211.1 million and Tradename impairment of $4.6 million. Under IFRS, the Company performed an impairment analysis at the CGU level and recorded an impairment of $734.9 million that was allocated in its entirety to Goodwill as IFRS requires that if a CGU is impaired that impairment is allocated first to reduce goodwill to zero, then, subject to certain limitations, the carrying amount of other assets in the CGU are reduced pro rata based on the carrying amount of each asset. As a result the FCC Television license and Tradenames impairment charges recorded under GAAP were reversed. During the year ended December 31, 2022, under GAAP the Company recorded Goodwill impairment of $1,498.0 million, FCC Television license impairment of $128.4 million and Tradename impairment of $15.3 million. Under IFRS, the Company performed an impairment analysis at the CGU level and recorded an impairment of $1,473.6 million that was allocated in its entirety to Goodwill as IFRS requires that if a CGU is impaired that impairment is allocated first to reduce goodwill to zero, then, subject to certain limitations, the carrying amount of other assets in the CGU are reduced pro rata based on the carrying amount of each asset. As a result the FCC Television license and Tradenames impairment charges recorded under GAAP were reversed. The following summarizes the adjustments related to the income statement and balance sheet for each applicable period presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Impairment loss.............................................. $ 1,011,800 $ (259,500) $ 752,300 $ 1,663,200 $ (168,100) $ 1,495,100 Provision for income taxes............................. 33,500 55,500 89,000 167,100 37,000 204,100 As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Intangible assets, net....................................... $ 6,234,600 $ 359,400 $ 6,594,000 $ 6,579,200 $ 143,700 $ 6,722,900 Goodwill......................................................... 5,911,200 68,200 5,979,400 6,319,800 24,400 6,344,200 Deferred tax liabilities, net ............................. 818,900 92,500 911,400 818,800 37,000 855,800 Accumulated deficit........................................ (1,676,900) 335,100 (1,341,800) (822,900) 131,100 (691,800) f. Radio CGU Impairment Under GAAP, long-lived assets, intangible assets with definite lives and indefinite lives are tested for impairment at an individual asset level and goodwill is allocated to the reportable unit. Under IFRS, the Company tests such assets for impairment at a CGU level and goodwill is allocated to CGUs or groups of CGUs. An accounting adjustment is made to reflect differences due to the level in which assets may be tested for impairment. 69

The following summarizes the adjustments related to the statement of operations and the balance sheet for each applicable period presented. Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Predecessor) As reported Adjustment As adjusted As reported Adjustment As adjusted Impairment loss............................................... $ 9,300 $ — $ 9,300 $ 92,900 $ (68,300) $ 24,600 Provision for income taxes.............................. 8,900 — 8,900 5,900 17,600 23,500 As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Goodwill 1 ........................................................... $ 5,911,200 $ 25,000 $ 5,936,200 $ 6,319,800 $ 25,000 $ 6,344,800 Deferred tax liabilities, net................................. 818,900 25,000 843,900 818,800 25,000 843,800 1 Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to indefinite lived assets within the radio cash generating unit at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion. g. Preferred Shares Under GAAP, the Convertible Preferred Shares are classified as temporary equity and presented as Redeemable Convertible Shares within the Consolidated Balance Sheet. Under IFRS, the Convertible Preferred Shares discussed below are accounted as a convertible financial instrument with an embedded derivative liability in accordance with IFRS 9. Under IFRS, the bifurcated derivative liability of the Convertible Preferred Shares is marked-to-market at each reporting period, with corresponding changes going through Finance expense or income. Series A Preferred Shares - As noted in Note 15. Related Party Transactions, the Series A preferred shares were converted into 1,845,293 class A common stock resulting in the reclassification to shareholders’ equity of amounts recorded within other long-term liabilities and derivative financial liabilities related to the debt and embedded derivative liability component of the Series A preferred shares. Prior to this conversion the Company recorded a mark-to-market adjustment to Finance expense of $7.6 million in January 2022 to increase the amount of the recorded bifurcated derivative liability component under IFRS. Additionally, upon conversion the Company also reclassified to shareholders’ equity a deferred tax asset of $70.4 million recorded under IFRS relating to the cumulative mark-to-market adjustments of the derivative liability component of the Series A preferred shares prior to their conversion to Class A common stock. For the period from January 1, 2021 through May 17, 2021 (Predecessor) and prior to the consummation of the Reorganization, there was a $265.8 million mark-to-market adjustment of the bifurcated derivative liability component under IFRS of the Series A preferred shares recorded as Finance expense, along with a $69.3 million deferred tax benefit, to reflect the increase in value for these shares as a result of the probable TelevisaUnivision Transaction. Series B Preferred Shares - On January 31, 2022, the Company authorized and issued 750,000 Series B cumulative convertible Preferred Shares to Grupo Televisa, which were recorded at fair value of $852.6 million, pursuant to the TelevisaUnivision Transaction (refer to Note 3. TelevisaUnivision Transaction). The Company recorded a mark-to-market adjustment to Finance income of $31.8 million and $46.4 million to decrease the amount of the recorded bifurcated derivative liability component under IFRS for the years ended December 31, 2023 and 2022, respectively. The Company paid Series B preferred stock dividends of $41.3 million and $37.8 million which are recorded as interest expense under IFRS for the years ended December 31, 2023 and 2022, respectively. This stock dividend was recorded as a reduction of shareholders’ equity under GAAP. Series C Preferred Shares - On January 31, 2022, the Company authorized 1,008,640 and issued 1,008,014 Series C convertible Preferred Shares to Soft Bank, Google, ForgeLight, Raine Group, and Other for $1,007.1 million, issued to finance the TelevisaUnivision Transaction (refer to Note 3. TelevisaUnivision Transaction). The Company recorded a mark-to-market adjustment to Finance income of $48.7 million and $86.4 million to decrease the amount of the recorded bifurcated derivative liability component under IFRS for the years ended December 31, 2023 and 2022, respectively. 70

The following tables summarizes the adjustments related to the income statement and the balance sheet for each applicable period presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Interest expense............................................... $ 680,400 $ 41,300 $ 721,700 $ 572,200 $ 37,800 $ 610,000 Finance expense .............................................. — — — — 7,900 7,900 Finance (income)............................................. — (80,500) (80,500) — (133,100) (133,100) Provision for income taxes.............................. 33,500 30,400 63,900 167,100 22,500 189,600 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Predecessor) As reported Adjustment As adjusted As reported Adjustment As adjusted Interest expense............................................... $ 252,100 $ (1,800) $ 250,300 $ 167,400 $ 3,600 $ 171,000 Finance (income)............................................. — 6,300 6,300 — 265,800 265,800 Provision (benefit) for income taxes............... 8,900 (1,100) 7,800 5,900 (69,300) (63,400) As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Goodwill 1 ........................................................ $ 5,911,200 $ (69,300) $ 5,841,900 $ 6,319,800 $ (69,300) $ 6,250,500 Derivative financial liabilities......................... — 307,000 307,000 — 387,500 387,500 Other long-term liabilities............................... 289,100 1,340,500 1,629,600 186,500 1,340,500 1,527,000 Deferred tax liabilities, net.............................. 818,900 53,300 872,200 818,800 22,900 841,700 Redeemable shares.......................................... 1,859,700 (1,859,700) — 1,859,700 (1,859,700) — Additional paid-in-capital ............................... 3,462,800 (16,000) 3,446,800 3,417,400 (57,300) 3,360,100 Accumulated (deficit) retained earnings......... (1,676,900) 105,600 (1,571,300) (822,900) 96,800 (726,100) 1 Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to preferred shares at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion. h. Deferred Revenue Under GAAP (ASC 805 Business Combinations and ASU 2021-08: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers), contract liabilities from contracts with customers assumed in business combination are recognized and measured in accordance with ASC 606. Under IFRS (IFRS 3 – Business Combinations), contract liabilities assumed in business combination are recognized and measured at fair value at the acquisition date. The following tables summarizes the adjustments related to the statement of operations and the balance sheet for each applicable period presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Revenue........................................................... $ 4,928,000 $ — $ 4,928,000 $ 4,625,900 $ (16,300) $ 4,609,600 Provision for income taxes.............................. 33,500 — 33,500 167,100 (4,200) 162,900 As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Goodwill.......................................................... $ 5,911,200 $ (16,300) $ 5,894,900 $ 6,319,800 $ (16,300) $ 6,303,500 Deferred tax liabilities, net.............................. 818,900 (4,200) 814,700 818,800 (4,200) 814,600 Accumulated deficit ........................................ (1,676,900) (12,100) (1,689,000) (822,900) (12,100) (835,000) 71

i. Interest Rate Swap The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. As of December 31, 2023 (Successor), and December 31, 2022 (Successor), the Company has two remaining effective cash flow hedges. See Note 17. Interest Rate Swaps. Under GAAP (ASC 815 – Derivatives and Hedging), hedge ineffectiveness is not separately measured and recognized in income each reporting period. If the hedge is highly effective, all changes in the fair value of the derivative hedging instrument is deferred into other comprehensive income (OCI) and subsequently reclassified to earnings when the hedge transaction affects earnings. Under IFRS 9, for cash flow hedges, the effective portion of the change in the fair value of the hedging instrument is also deferred into OCI. However, the amount recognized in OCI should be the lower of (1) the cumulative gain or loss on the hedging instrument from the inception of the hedge, and (2) the cumulative change in the fair value (present value) of the expected cash flows on the hedged item from the inception of the hedge. The remaining ineffective portion of the change in the fair value of the hedging instrument (if any) is recognized immediately in profit or loss. The following summarizes the adjustments related to the statement of operations and balance sheet for each applicable period presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Interest expense............................................... $ 680,400 $ (4,900) $ 675,500 $ 572,200 $ 300 $ 572,500 Provision (benefit) for income taxes............... 33,500 1,300 34,800 167,100 (100) 167,000 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Predecessor) As reported Adjustment As adjusted As reported Adjustment As adjusted Interest expense............................................... $ 252,100 $ (900) $ 251,200 $ 167,400 $ — $ 167,400 Provision for income taxes.............................. 8,900 200 9,100 5,900 — 5,900 As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Deferred tax liabilities, net ............................. $ 818,900 $ 1,400 $ 820,300 $ 818,800 $ 100 $ 818,900 Accumulated deficit ........................................ (1,676,900) 4,100 (1,672,800) (822,900) 500 (822,400) Accumulated other comprehensive income .... 1,025,800 (5,500) 1,020,300 485,500 (600) 484,900 j. Pensions and post-employment benefits As a result of the TelevisaUnivision Transaction (refer to Note 3. TelevisaUnivision Transaction), the Company assumed a legal indemnity post-employment benefits under the Mexican Labor Law. The plan covers for employees who are dismissed unjustifiably and such employees are entitled to three months of salary plus 20 days of salary per year of service. Under GAAP - ASC 715, the Company records the liability when it is probable that the benefits will be paid and the amount can be reasonably estimated. The Company records the legal indemnity net period costs other than service costs in Other, net line under US GAAP. Under IFRS (IAS 19 – Employee Benefits), the Company records the liability when there is a legal or constructive obligation, which is met at the earlier of recognizing the restructuring, severance and related costs or when the Company can no longer withdraw the offer of the benefits. The Company records the legal indemnity related expenses in restructuring, severance and relates charges line as actual payments occur under IFRS. Under US GAAP, actuarial remeasurements gains/losses are recognized in the statement of operations either immediately or in the future in systematic manner.Under IFRS, these actuarial gains/losses) are recognized immediately in Other Comprehensive Income and are not subsequently recycled through the statement of operations. 72

The following summarizes the adjustments related to the statement of operations and balance sheet for each applicable period presented: Year Ended December 31, 2023 Year Ended December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Selling, general and administrative expenses...... $ 1,496,100 $ (5,700) $ 1,490,400 $ 1,359,500 $ — $ 1,359,500 Restructuring, severance and related charges ..... 53,400 3,500 56,900 68,500 5,500 74,000 Other, net............................................................. 8,200 (8,600) (400) 65,700 — 65,700 Provision for income taxes.................................. 33,500 2,700 36,200 167,100 (1,400) 165,700 As of December 31, 2023 As of December 31, 2022 (Successor) (Successor) As reported Adjustment As adjusted As reported Adjustment As adjusted Goodwill.......................................................... $ 5,911,200 $ (73,700) $ 5,837,500 $ 6,319,800 $ (73,700) $ 6,246,100 Deferred tax liabilities, net.............................. 818,900 1,300 820,200 818,800 (1,400) 817,400 Other long-term liabilities............................... 289,100 (80,400) 208,700 186,500 (69,600) 116,900 Accumulated deficit ........................................ (1,676,900) 4,000 (1,672,900) (822,900) (4,100) (827,000) Accumulated other comprehensive income .... 1,025,800 1,400 1,027,200 485,500 1,400 486,900 k. Classification of Consolidated Statement of Operations Line Items Under IFRS, in addition to the adjustments noted above, the classification of certain income and expense items within the Statement of Operations differs from the classifications under GAAP. The reclassifications, after required adjustments, are summarized below: • Under GAAP, the Company presents “Depreciation and amortization” as a separate line item on its consolidated statements of operations, while such costs are classified based on their function under IFRS. Accordingly, depreciation and amortization have been reclassified to “Cost of sales” and “Administrative expenses” for each period presented based on their function. Similarly, a portion of rent expense attributable to operating leases under U.S. GAAP has been reclassified to “Cost of sales” and “Administrative expenses” based on the underlying lease. For the year ended December 31, 2023 (Successor), $552.4 million was reclassified to “Cost of sales” and $18.3 million to “Administrative expenses.” For the year ended December 31, 2022 (Successor), $508.7 million was reclassified to “Cost of sales” and $15.6 million to “Administrative expenses.” For the periods from May 18, 2021 through December 31, 2021 (Successor), $184.1 million was reclassified to “Cost of sales” and $10.3 million to “Administrative expenses.” For the period from January 1, 2021 through May 17, 2021 (Predecessor), $47.7 million was reclassified to “Cost of sales” and $5.2 million to “Administrative expenses.” • Under GAAP, the Company presents “Restructuring, severance and related charges” as a separate line item on its consolidated statements of operations. These amounts have been reclassified to “Other expense, net.” For the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), $56.9 million, $74.0 million, $59.3 million and $7.6 million, respectively, has been reclassified to “Other expense, net.” • Under GAAP, the Company presents “Selling, general and administrative expenses” within one line item on its consolidated statements of operations while such costs are classified based on the function into two separate line items under IFRS: “Selling expenses” and “Administrative expenses.” Accordingly, for the year ended December 31, 2023 (Successor) $1,003.7 million was reclassified to “Selling expenses” and $490.0 million to “Administrative expenses”. For the year ended December 31, 2022 (Successor) $896.1 million was reclassified to “Selling expenses” and $508.9 million to “Administrative expenses”. For the period from May 18, 2021 through December 31, 2021 (Successor) $327.0 million was reclassified to “Selling expenses” and $220.7 million to “Administrative expenses.” For the period from January 1, 2021 through May 17, 2021 (Predecessor) $153.7 million was reclassified to “Selling expenses” and $74.4 million to “Administrative expenses.” • Under GAAP, the Company presents “Loss (gain) on dispositions” as a separate line item on its consolidated statements of operations while such costs are classified within “Other expense, net” under IFRS. Accordingly, for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), $27.5 million, $40.6 million, $0.9 million and $0.5 million loss (gain) on dispositions, respectively, has been reclassified to “Other expense, net.” 73

• Under GAAP, the Company presents “Impairment loss” as a separate line item on its consolidated statements of operations while such costs are classified within “Other expense, net” under IFRS. Accordingly, for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), $745.8 million, $1,487.5 million, $3.4 million and $5.0 million, respectively, has been reclassified to “Other expense, net”. • Under GAAP, the Company presents “Loss (gain) on investments” as a non-operating component of its consolidated statements of operations and under IFRS, this is classified as “Other expense, net,” a component of operating income. Accordingly, for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor), January 1, 2021 through May 17, 2021 (Successor Entity), and from January 1, 2021 through May 17, 2021 (Predecessor), $51.8 million loss, $41.3 million loss, $25.3 million gain, $624.4 million gain and $15.9 million gain, respectively, has been reclassified to “Other expense, net,” a component of operating income. • Under GAAP, the Company presents “Other, net” as a non-operating component of its consolidated statements of operations and under IFRS, this is classified as “Other expense, net,” a component of operating income. Accordingly, for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), $36.1 million expense, $45.0 million expense, $13.9 million expense, and $4.0 million expense, respectively, has been reclassified to “Other expense, net,” a component of operating income. • Under GAAP, the Company presents “Interest expense,” “Interest income,” “Amortization of deferred financing costs” and “Loss on refinancing of debt” as separate line items on its consolidated statements of operations. Under IFRS, such costs are classified within “Finance expense” or “Finance income,” as applicable. Accordingly, interest expense, amortization of deferred financing costs, and loss on refinancing of debt have been reclassified to “Finance expense” for all periods presented, while interest income has been reclassified to “Finance income” for all periods presented. This resulted in $752.4 million, $652.6 million, $266.4 million, and $450.0 million, being reclassified to “Finance expense” for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), respectively. In addition, for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), $100.3 million, $144.5 million, $0.4 million and zero, respectively, has been reclassified to “Finance income.” • Under GAAP, the Company presents (income) loss on equity method investments as part of “(Gains) loss on investments” on its consolidated statements of operations, while this is classified within “Share of gain of associates and joint ventures, net” under IFRS. Accordingly, for the year ended December 31, 2023 (Successor) and December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor), January 1, 2021 through May 17, 2021 (Successor Entity) and January 1, 2021 through May 17, 2021 (Predecessor), $35.7 million loss, $20.7 million loss, $1.9 million loss, $12.6 million gain and $0.1 million gain, respectively, has been reclassified to “Share of (income) loss of associates and joint ventures, net.” l. Classification of Consolidated Balance Sheet Line Items Under IFRS, in addition to the adjustments noted above, the classification of certain assets and liabilities within the Balance Sheet differ from the classifications under GAAP. The reclassifications, after required adjustments, are summarized below: • Under GAAP, the Company presented interest rate swaps within “Other assets” and “Other long-term liabilities,” while the current portion of the liability was presented in “Accounts payable and accrued liabilities” on its consolidated balance sheet, while under IFRS, derivatives are presented as a separate line item. As of December 31, 2023 (Successor), $31.8 million has been reclassified to “Derivative financial assets - non current” and $60.0 million has been reclassified to “Derivative financial assets - current.” As of December 31, 2022 (Successor), $77.5 million has been reclassified to “Derivative financial assets” and $64.1 million has been reclassified to “Current derivative financial assets.” • Under GAAP, the Company presented program rights and prepayments as “Program rights and prepayments” on its consolidated balance sheet, while under IFRS, this is presented as “Transmission rights and programming.” As of December 31, 2023 (Successor) and December 31, 2022 (Successor), $825.9 million and $464.4 million was reclassified to “Transmission rights and programming” within current assets, respectively. As of December 31, 2023 (Successor) and December 31, 2022 (Successor), $465.9 million and $345.2 million was reclassified to “Transmission rights and programming” within noncurrent assets, respectively. 74

• Under GAAP, the Company presents all investments in one line item “Investments” on its consolidated balance sheet, while under IFRS, investments are presented into separate categories based on their nature: “Investments in financial instruments” and “Investments in associates and joint ventures.” Accordingly, as of December 31, 2023 (Successor), $277.7 million and $1.6 million has been reclassified to “Investment in financial instruments” and “Investments in associates and joint ventures,” respectively. As of December 31, 2022 (Successor), $208.6 million and $30.5 million has been reclassified to “Investment in financial instruments” and “Investments in associates and joint ventures,” respectively. • Under GAAP, the Company presents “Goodwill” as a separate line item on its consolidated balance sheet, while under IFRS, goodwill is presented within “Intangible assets, net.” Accordingly, as of December 31, 2023 (Successor) and December 31, 2022 (Successor), $5,875.0 million and $6,239.8 million, respectively, has been reclassified to “Intangible assets, net.” • Under GAAP, the Company presents “Accrued interest” as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, accrued interest is presented within the current portion of long-term debt. Accordingly, $64.5 million and $46.9 million of accrued interest has been reclassified to “Current portion of long-term debt and interest payable” as of December 31, 2023 (Successor) and December 31, 2022 (Successor), respectively. • Under GAAP, the Company presents other taxes payable as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, other taxes payable is presented as a separate line on the balance sheet. Accordingly, $103.6 million and $52.1 million of other taxes payable has been reclassified to “Other taxes payable” as of December 31, 2023 (Successor) and December 31, 2022 (Successor), respectively. • Under GAAP, the Company presents current income taxes payable as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, current income taxes payable is presented as a separate line on the balance sheet. As of December 31, 2023 (Successor) and December 31, 2022 (Successor) the income taxes payable included in “Accounts payable and accrued liabilities” was $25.6 million and $23.6 million, respectively. • Under GAAP, the Company presents employee benefits payable as part of “Accounts payable and accrued liability” and “Other long-term liabilities” on its consolidated balance sheet. Under IFRS, employee benefits payable is presented as a separate line on the balance sheet. Accordingly, as of December 31, 2023 (Successor), $105.3 million and $1.3 million has been reclassified from “Accounts payable and accrued liabilities” and “Other long-term liabilities,” respectively, to “Employee Benefits” and “Post-employment benefits,” respectively. As of December 31, 2022 (Successor), $98.1 million and $1.7 million has been reclassified from “Accounts payable and accrued liabilities” and “Other long-term liabilities,” respectively, to “Employee Benefits” and “Post-employment benefits,” respectively. • Under GAAP, the Company presents finance lease obligations as part of “Current portion of long-term debt and finance lease obligations” and “Long-term debt and finance lease obligations” on its consolidated balance sheet. Under IFRS, finance lease obligations are presented separately from long-term debt. Accordingly, finance lease obligations (current and non-current) have been reclassified to a separate line on the consolidated balance sheet. Similarly, the operating lease liabilities recorded as right-of-use liabilities due to the adoption of ASC 842 has been reclassified to “Finance lease obligations.” As of December 31, 2023 (Successor), $46.2 million has been reclassified to “Current portion of finance lease obligations” and $172.8 million has been reclassified to “Finance lease obligations, net of current portion.” As of December 31, 2022 (Successor), $60.1 million has been reclassified to “Current portion of finance lease obligations” and $240.5 million has been reclassified to “Finance lease obligations, net of current portion.” • Under GAAP, the Company presents deferred tax assets and liabilities on a net basis within “Deferred tax liabilities, net.” Under IFRS, deferred tax assets and liabilities are presented on a gross basis and accordingly, items have been reclassified to reflect the gross presentation. As of December 31, 2023 (Successor) and December 31, 2022 (Successor), $779.5 million and $781.6 million, respectively, inclusive of the GAAP to IFRS differences discussed above, has been reclassified to “Deferred income tax assets.” • Under GAAP, the Company presents capitalized software costs within “Property and equipment, net” on its consolidated balance sheet. Under IFRS, capitalized software costs are presented within “Intangible assets, net.” Accordingly, $126.4 million and $90.2 million has been reclassified to “Intangible assets, net,” as of December 31, 2023 (Successor) and December 31, 2022 (Successor), respectively. • Under GAAP, the Company presents post-employment benefits as part of “Other long-term liabilities” on its consolidated balance sheet. Under IFRS, post-employment benefits are presented as a separate line item within the balance sheet. As of December 31, 2023 (Successor) and December 31, 2022 (Successor), $57.7 million and $60.1 million has been reclassified 75 from “Other long-term liabilities” to “Post-employment benefits”, respectively, including $1.3 million and $1.7 million of employee benefits payable disclosed above. • Under GAAP, the Company presents balances due from related parties within “Accounts receivable, net”, “Prepaid expenses and other assets”, and balance to related parties within “Accounts payable and accrued liabilities”, “Deferred revenue”, “Current portion of long-term debt and finance lease obligations” and “Long-term debt and finance lease obligations” on its consolidated balance sheet, respectively. Under IFRS, related party balances are presented as separate line items as “Due from related parties” and “Due to related parties” as applicable. As of December 31, 2023 (Successor), $64.8 million was reclassified from “Accounts receivable, net” and “Prepaid expenses and other assets” to “Due from related parties”, $231.5 million was reclassified from “Accounts payable and accrued liabilities”, “Deferred revenue” current portion, “Current portion of long-term debt and finance lease obligations” to “Due to related parties” and $536.5 million was reclassified from “Long-term debt and finance lease obligations”, “Deferred revenue noncurrent” and “Other long-term liabilities” to “Due to related parties noncurrent”. As of December 31, 2022 (Successor), $46.2 million was reclassified from “Accounts receivable, net” and “Prepaid expenses and other assets” to “Due from related parties”, $112.0 million was reclassified from “Accounts payable and accrued liabilities”, “Deferred revenue” current portion, “Current portion of long-term debt and finance lease obligations” to “Due to related parties” and $593.7 million was reclassified from “Long-term debt and finance lease obligations” and “Deferred revenue noncurrent” to “Due to related parties noncurrent”. m. Net (Loss) Income and Stockholders’ Equity Reconciliation Between GAAP and IFRS The table below summarizes the adjustments to net (loss) income and stockholders’ equity which would be required if IFRS had been applied instead of GAAP: Year Ended December 31, 2023 Year Ended December 31, 2022 Period from May 18, 2021 through December 31, 2021 Period from January 1, 2021 through May 17, 2021 Period from January 1, 2021 through May 17, 2021 (Successor) (Successor) (Successor) (Successor Entity) (Predecessor) Net (loss) income as reported under GAAP........... $ (854,000) $ (1,542,200) $ 85,500 $ 633,800 $ 48,200 Share-based payments (a)................................. 1,700 (63,500) (14,800) — (2,500) Deferred financing costs (b)............................. (12,700) (12,800) 2,800 — (1,200) Leases (c) ......................................................... (2,500) (2,300) (4,100) — (2,300) Program rights impairment (d)......................... 800 5,600 1,300 — (7,600) Media networks CGU impairment (e).............. 204,000 131,100 — — — Radio CGU impairment (f)............................... — — — — 50,700 Preferred shares (g)........................................... 8,800 64,900 (3,400) — (200,100) Deferred revenue (h)......................................... — (12,100) — — — Interest rate swap (i)......................................... 3,600 (200) 700 — — Pension and post-employment benefits (j) ....... 8,100 (4,100) — — — Net (loss) income under IFRS ................................ $ (642,200) $ (1,435,600) $ 68,000 $ 633,800 $ (114,800) December 31, 2023 December 31, 2022 (Successor) (Successor) Stockholders' equity as reported under GAAP ........................................................................................... $ 2,802,100 $ 3,070,400 Share-based payments (a)..................................................................................................................... (24,000) (13,200) Deferred financing costs (b).................................................................................................................. (22,800) (10,000) Leases (c).............................................................................................................................................. (8,900) (6,400) Program rights impairment (d).............................................................................................................. 7,600 6,800 Media networks CGU impairment (e) .................................................................................................. 335,100 131,100 Preferred shares (g)............................................................................................................................... 89,600 39,500 Deferred revenue (h)............................................................................................................................. (12,100) (12,100) Interest rate swap (i).............................................................................................................................. (1,400) (100) Pension and post-employment benefits (j)............................................................................................ 5,400 (2,700) Stockholders' equity under IFRS ................................................................................................................ $ 3,170,600 $ 3,203,300 76